    As filed with the Securities and Exchange Commission on February 4, 2004
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------
                             PNY TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                                  3674                                11-2724278
(STATE OF INCORPORATION)              (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER IDENTIFICATION NO.)
                                       CLASSIFICATION CODE NUMBER)

                                            299 Webro Road
                                     Parsippany, New Jersey 07054
                                            (973) 515-9700

 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                              Gadi Cohen
                                        Chief Executive Officer
                                         PNY Technologies, Inc.
                                            299 Webro Road
                                     Parsippany, New Jersey 07054
                                            (973) 515-9700

 (Name, address, including zip code and telephone number, including area code, of agent for service)
                Please address a copy of all communications to:


                  BARBARA L. BECKER, ESQ.                                    JEREMY W. DICKENS, ESQ.
                GIBSON, DUNN & CRUTCHER LLP                                 WEIL, GOTSHAL & MANGES LLP
                      200 PARK AVENUE                                           767 FIFTH AVENUE
                    NEW YORK, NY 10166                                          NEW YORK, NY 10153
                      (212) 351-4000                                              (212) 310-8000

                                 ---------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
 Title of Each Class of Securities                                       Proposed Maximum Aggregate     Amount of
 to be Registered                                                             Offering Amount        Registration Fee
----------------------------------------------------------------------- --------------------------- ------------------
Common Stock, par value $0.01 per share..............................          $100,000,000              $12,670.00
======================================================================================================================


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                    SUBJECT TO COMPLETION, DATED      , 2004

PROSPECTUS

                                     Shares

                             [PNY TECHNOLOGIES LOGO]

                                  COMMON STOCK

--------------------------------------------------------------------------------

     This is our initial public offering of common stock. We are offering shares of common stock. No public market currently exists for our shares.

     We propose to list our common stock on the Nasdaq National Market under the symbol "PNYT." We currently estimate that the initial public offering price will
be between $    and $    per share.

     INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 7.


                                                                     Per Share            Total
                                                                  -------------       ------------
Public Offering Price.......................................      $                   $
Underwriting Discount.......................................      $                   $
Proceeds to PNY Technologies (before expenses)..............      $                   $

     We have granted the underwriters a 30-day option to purchase up to additional shares of common stock on the same terms and conditions set forth above solely to cover over-allotments.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Lehman Brothers, on behalf of the underwriters, expects to deliver the
shares on or about    ,2004.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

                         NEEDHAM & COMPANY, INC.

                                                      THOMAS WEISEL PARTNERS LLC

           ,2004

                               INSIDE FRONT COVER

The artwork depicts the PNY Technologies(R) logo in the center of the page. Starting at the top left and going in a counter-clockwise direction are pictures of the following: PNY in-store displays, PNY Verto and NVIDIA Quadro(R) graphics cards, PNY consumer DRAM modules, PNY Flash products, a variety of PNY packages and PNY OEM DRAM modules.

                                TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary..................................1
Risk Factors........................................7
Forward-Looking Statements.........................14
Use of Proceeds....................................15
Dividend Policy....................................15
Capitalization.....................................16
Dilution...........................................17
Selected Financial Data............................18
Management's Discussion and Analysis of
 Financial Condition and Results of Operations.....20
Business...........................................33
Management.........................................43
Related Party Transactions.........................49
Principal Stockholders.............................50
Description of Capital Stock.......................52
Shares Eligible for Future Sale....................55
United States Federal Income and Estate Tax
 Consequences to Non-United States Holders.........57
Underwriting.......................................60
Legal Matters......................................64
Experts............................................64
Where You Can Find Additional Information..........64
Index to Consolidated Financial Statements........F-1



         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of our common stock.

         Through and including ,2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotment or subscription.

                              ABOUT THIS PROSPECTUS

         This prospectus includes statistical data regarding our company and the markets in which we compete. We derived this data from our records or from information published or prepared by the following independent sources for market data: Gartner Dataquest, the research division of Gartner, Inc.; IDC Technologies, Inc., an independent research firm; NPD Intelect Market Tracking(R), the retail sales data collection division of NPD Intelect, L.L.C.; and Semico Research Corporation, a marketing and engineering research firm. The information regarding DRAM sales forecasts from Gartner Dataquest is derived from its "DRAM Forecast Statistics: Worldwide, 1997-2007 (4Q 03) Update" report, dated November 2003, written by Andrew Norwood. The USB Flash drive market data from Gartner Dataquest is derived from its "Worldwide USB Flash Drive Market Forecast Trends: 2001-2007" report, dated October 7, 2003, written by Joseph Unsworth. All references to Gartner Dataquest are based on estimates. The data from IDC's report was published in December 2003.

         Unless otherwise indicated, the information in this prospectus assumes that:

         o  the underwriters do not exercise their over-allotment option;

         o the initial public offering price of our common stock will be $ per share, which is the midpoint of the range indicated on the cover page of this prospectus; and

         o the issued and outstanding 13,268 shares of our Series A preferred stock are converted into 3,980,400 shares of common stock at an effective conversion price of $3.97 per share.

         To the best of our knowledge, we own or have rights to product names, trade names and trademarks that we use in conjunction with the sale of our products, including the PNY Technologies(R) name and the PNY Technologies(R) logo. This prospectus also contains product names, trade names and trademarks that belong to other organizations.

                               PROSPECTUS SUMMARY

         This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors," before making an investment decision.

                                PNY TECHNOLOGIES

         We are a leading designer and marketer of Flash memory cards, USB Flash drives, dynamic random access memory, or DRAM, modules, consumer and professional graphics cards and other computer-related technology products. We market these products to consumers through traditional retailers, such as Best Buy Co., Inc., CompUSA, Inc. and Staples, Inc., through other retail and distribution channels, and directly to professionals. We also design, manufacture and market custom and standard DRAM modules for original equipment manufacturers, or OEMs, and their designated contract manufacturers. These customers include high-end computing, networking, storage and telecommunications equipment manufacturers, such as LSI Logic Corporation and Network Appliance, Inc. We currently market our products throughout the United States, as well as in Canada, Western Europe and certain parts of the Asia Pacific region. For the nine months ended September 30, 2003, we had net sales of $258.6 million.

         We believe we are a value-added supplier for many of our customers, and that our strong customer relationships are the result of our combination of the following competitive strengths:

         o Strong brand. We were one of the top ten overall sellers, as measured in both dollars and units, at each of our four leading retail customers for the 11 months ended November 30, 2003, according to NPD Intelect. We believe that our well recognized PNY Technologies(R) brand allows us to collaborate effectively with our retail customers to introduce new products and product line extensions.

         o Broad portfolio of complementary products. Our broad product portfolio allows our customers to consolidate their vendor relationships and more efficiently manage their inventory. Our comprehensive product line also allows us to work with our traditional retail customers to provide a variety of cross-promotional activities that we believe increases foot traffic through their stores.

         o Merchandising and marketing expertise. We work closely with our key customers to create a variety of advertisements, promotions and product bundles, which reduces our reliance on traditional consumer incentives and increases our customers' sales.

         o Strong supplier relationships. Many of our key supplier relationships are more than a decade old. We believe our purchasing history with these suppliers has enabled us to obtain adequate supplies of our products during periods of industry shortage.

         o Supply-chain management expertise. We believe our logistical operations, supply-chain management expertise and operational flexibility help our retail and OEM customers better manage their inventory, thereby reducing their exposure to potential price fluctuations and further strengthening our customer relationships.

         We operate through two divisions: Consumer and OEM. We market our complete line of products through our Consumer division, including:

         o Flash memory cards. Flash memory cards are used to store data in digital cameras, multimedia cell phones, MP3 players, personal digital assistants, or PDAs, and other consumer electronic devices. According to NPD Intelect, for the first 11 months of 2003, we had a 13.1% share of the U.S. retail market in Flash memory cards.

         o USB Flash drives. USB Flash drives are self-contained, compact computer drives with no moving parts. We introduced our Attache(TM) line of USB Flash drives in June 2003, and according to NPD Intelect, for the five-month period commencing July 1, 2003, we had a 17.5% share of the U.S. retail market.

         o DRAM modules. DRAM modules are compact circuit board assemblies of DRAM semiconductors and related circuitry. DRAM upgrades provide a cost-effective way of improving the speed and performance of desktop and laptop computers. According to NPD Intelect, we have been the leading supplier of DRAM modules to the U.S. retail market in each of the last six years, and, for the first 11 months of 2003, we had a 44.9% share and a 69.3% share of the U.S. retail market for desktop and laptop DRAM upgrades, respectively.

         o Graphics cards. Our consumer graphics cards are used to enhance the performance of graphics-intensive applications on desktop computers. According to NPD Intelect, for the first 11 months of 2003, we had a 26.7% share of the U.S. retail market for consumer graphics cards. We are the exclusive provider of NVIDIA Corporation-based professional graphics cards to the professional aftermarket in the United States, Western Europe and other regions. These cards are used by game developers, computer assisted design, or CAD, engineers, digital animators and others who require advanced graphics capabilities.

         In our OEM division, our engineers work with OEMs or their designated contract manufacturers to design and manufacture custom and standard DRAM modules. Our OEM products include a broad range of DRAM modules that incorporate leading-edge, mainstream and trailing-edge memory technologies. OEMs use these modules in a variety of applications, including high-end computing products, such as servers and workstations, as well as networking, storage and telecommunications equipment products.

MARKET OPPORTUNITY

         We believe that our strengths and our product offerings make us well positioned to take advantage of the expected growth in the market for Flash memory and related products. Semico Research forecasts that worldwide sales of Flash memory cards will grow from $2.0 billion in 2002 to $11.9 billion in 2006, a 56.4% compound annual growth rate. We believe this growth will be driven by the continuing proliferation of consumer electronic products that use Flash memory cards as their primary data storage device, such as digital cameras, multimedia cell phones, MP3 players and PDAs. We believe that the market for USB Flash drives, such as our Attache(TM) device, will grow at an even greater rate. We believe USB Flash drives are beginning to replace floppy disk drives because of their small size, ease of use, rewrite capability, speed and security. Gartner Dataquest estimates that the worldwide market for USB Flash drives will grow from $135.6 million in 2002 to $1.7 billion in 2007, a 66.3% compound annual growth rate.

         We believe consumer and OEM demand for DRAM will increase due to the greater complexity of software enabled by increasing computer processing power, the development of high-bandwidth and graphics-intensive applications, evolving Internet and telecommunications infrastructure requirements, increased information technology, or IT, spending and computer-related equipment upgrades. Gartner Dataquest estimates that the worldwide market for DRAM will increase from $15.5 billion in 2002 to $23.4 billion in 2007.

BUSINESS STRATEGY

         Our goal is to enhance our competitive position as a leading designer and marketer of computer-related technology products. We seek to accomplish this goal through the following strategies:

         o Capitalize on the growing demand for Flash products. We believe that the Flash memory industry will experience significant growth, driven by widespread adoption of consumer electronic devices with increasing data storage requirements and the adoption of USB Flash drives as a common storage device. We plan to capitalize on this growth by continuing to aggressively market our comprehensive offering of Flash memory products and by optimizing our opportunities to introduce new Flash memory products. For the nine months ended September 30, 2003, net sales of our Flash products increased by 130.7% compared to the same period in 2002.

         o Introduce complementary product lines. We plan to capitalize on our brand by further broadening our product portfolio with new products that complement our existing offerings, as we did with our Attache(TM) USB Flash drive introduced in June 2003. We plan to take advantage of the growing computer, consumer electronics, storage and networking markets by initially focusing on the product needs of our existing customer base and expanding into new markets as opportunities arise.

         o Expand OEM market presence. As demand returns for networking, storage and high-end computing products, we plan to maintain our relationships with our existing customers and selectively add new customers. One of our strengths in the OEM market is our ability to access trailing-edge memory technologies not readily available to other suppliers, which often offers us increased profit opportunities.

         o Further broaden our geographic presence. We intend to expand our geographic presence by targeting emerging and growing markets, such as the Far East, for both Consumer and OEM market expansion. Our facility in Taiwan allows us to increase our operational flexibility by establishing new supplier and contract manufacturing relationships, strengthening our existing supplier relationships and improving access to new technologies and products.

         o Continue to focus on superior customer service. We intend to focus our resources and expertise on providing superior quality and service to a core group of market leaders. We plan to further integrate our business with that of our existing retail customers, while seeking new customers that we believe have the potential to generate significant revenue.

         o Pursue acquisitions of complementary technologies, products or companies. We may make acquisitions to strengthen our position in our target markets, enhance our technology base, increase our supply capabilities or expand our geographic presence.

                               -------------------

         PNY is a Delaware corporation, originally incorporated in 1985. Our principal executive office is located at 299 Webro Road, Parsippany, New Jersey 07054. Our telephone number is (973) 515-9700. We maintain a website on the Internet at www.pny.com. Our website and the information it contains are not a part of this prospectus.

                                  THE OFFERING

Common stock offered............................................................            shares

Common stock to be outstanding after this offering..............................            shares

Use of proceeds.................................................................  We intend to use the net proceeds from this offering to repay substantially all
                                                                                  of our existing indebtedness and for
                                                                                  working capital and general corporate
                                                                                  purposes.

Proposed Nasdaq National Market symbol..........................................  "PNYT"


         The number of shares of common stock to be outstanding after this offering is as of September 30, 2003, after giving effect to: (1) the automatic conversion of all of our issued and outstanding Series A preferred stock into shares of common stock upon the consummation of this offering, which will result in the issuance of 3,980,400 shares of common stock with an effective conversion price of $3.97 per share, and (2) the shares of common stock being sold by us in this offering, and excludes:

         o 2,562,840 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2003, under our employee stock option plan, with a weighted average exercise price of $3.05 per share;

         o 49,500 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2003, with an exercise price of $0.03 per share;

         o 4,932,410 additional shares of common stock reserved for issuance under our employee stock option plan; and

         o  up to    shares of common stock to be sold by us if the underwriters exercise their over-allotment option in full.

         You should read the discussion under "Management - Stock Option and Other Benefit Plans" for additional information about our employee stock option plan.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The following tables set forth summary consolidated financial information and other data for our company as of and for the periods indicated. You should read the summary data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The pro forma net income per share for the year ended December 31, 2002 and for the nine months ended September 30, 2003 reflect the automatic conversion of all of our Series A preferred stock into shares of common stock, described under "Capitalization," as if it had occurred on the first day of the period presented. The pro forma as adjusted balance sheet data give effect to the conversion of all our shares of Series A preferred stock and this offering and the application of the net proceeds therefrom as though they had occurred at September 30, 2003.



                                                                                                 NINE MONTHS ENDED
                                                                                                    SEPTEMBER 30,
                                                             YEAR ENDED DECEMBER 31,                (UNAUDITED)
                                                        -----------------------------      -----------------------------
                                                           2001              2002             2002              2003
                                                      -------------      ------------     ------------      ------------
                                                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales........................................     $   314,197        $   334,603      $   251,615       $   258,564
Cost of sales (1)................................         281,688            286,351          217,376           223,128
                                                      -----------        -----------      -----------       -----------
Gross profit.....................................          32,509             48,252           34,239            35,436
Operating expenses (1)...........................          32,378             36,476           27,012            29,587
Restructuring and other charges (2) .............               -             10,387            9,658             1,745
                                                      -----------        -----------      -----------       -----------
Operating income (loss)..........................             131              1,389           (2,431)            4,104

Interest and other (expense), net................          (1,576)            (3,435)          (2,839)           (1,515)
                                                      -----------        -----------      -----------       -----------
(Loss) income before income taxes ...............          (1,445)            (2,046)          (5,270)            2,589
Income taxes.....................................             943              1,189              699             1,077
                                                      -----------        -----------      -----------       -----------
Net (loss) income................................          (2,388)            (3,235)          (5,969)            1,512

Dividends (waiver of dividends) on Series A
preferred stock..................................           1,147                650              488            (1,309)
                                                      -----------        -----------      -----------       -----------
Net (loss) income available to common stockholders    $    (3,535)       $    (3,885)     $    (6,457)      $     2,821
                                                      ===========        ===========      ===========       ===========
Net (loss) income per common share:
   Basic.........................................     $     (0.14)       $     (0.14)     $     (0.24)      $      0.10
   Diluted.......................................           (0.14)             (0.14)           (0.24)             0.05

Shares used in computing net income per common share:
   Basic.........................................      26,120,205         26,954,800       26,954,800        26,954,800
   Diluted.......................................      26,120,205         26,954,800       26,954,800        32,454,471

Pro forma net (loss) income per common share
(unaudited):
  Basic..........................................                        $     (0.10)                       $      0.05
  Diluted........................................                              (0.10)                              0.05

Shares used in computing pro forma net income per
common share (unaudited):
  Basic..........................................                         30,935,200                         30,935,200
  Diluted........................................                         30,935,200                         32,454,471



                                                                                              SEPTEMBER 30, 2003
                                                                                                  (UNAUDITED)
                                                                                           -------------------------
                                                                                                         PRO FORMA
                                                                                             ACTUAL     AS ADJUSTED
                                                                                           ----------   ------------
                                                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...............................................................    $  3,838     $
Working capital.........................................................................      15,970
Total assets............................................................................     107,046
Total bank debt.........................................................................      25,995
Capital lease obligations and bank overdrafts, including current maturities.............       2,548
Note payable to related party...........................................................       4,971
Total stockholders' equity..............................................................      13,257

------------
(1)  Stock-based compensation is allocated as follows:




                                                           YEAR ENDED          NINE MONTHS ENDED SEPTEMBER 30,
                                                           DECEMBER 31,                   (UNAUDITED)
                                                       --------------------    -------------------------------
                                                         2001         2002           2002              2003
                                                       --------     -------       ---------          -------
                                                                            (IN THOUSANDS)
Cost of sales.................................         $ 1,073      $ (279)        $ (324)            $ 135
Operating expenses............................             753          56             21                99
                                                       -------      ------         ------             -----
    Total.....................................         $ 1,826      $ (223)        $ (303)            $ 234

 (2) Represents charge for the impairment of long-lived assets and the shutdown and closure of our manufacturing facility in Ireland and manufacturing operations in California.

                                  RISK FACTORS

         You should carefully consider the risks described below, as well as the other information in this prospectus, before making a decision to invest in our common stock. The occurrence of any of the following risks could harm our business and prospects and cause the trading price of our shares to decline, perhaps significantly.

RISKS RELATED TO OUR BUSINESS

SALES TO A SMALL NUMBER OF CUSTOMERS REPRESENT A SIGNIFICANT PORTION OF OUR NET SALES. IF WE WERE TO LOSE ONE OF OUR MAJOR CUSTOMERS OR EXPERIENCE ANY MATERIAL REDUCTION IN ORDERS FROM ANY OF THEM, OUR NET SALES AND OPERATING RESULTS WOULD SUFFER.

         Sales to our five leading customers accounted for approximately 50% of our net sales for each of 2002 and the nine months ended September 30, 2003. Our sales are made by standard purchase orders rather than long-term contracts. In addition, our exclusive relationship with NVIDIA to market their Quadro graphic cards in the aftermarket is not formalized and, as a result, could be terminated or altered by NVIDIA without notice to us. In 2001, when a larger portion of our sales were to OEMs, we lost our largest customer due, in large part, to a downturn in the technology market and vendor consolidation efforts by that customer, which adversely affected our business. Due primarily to the loss of that customer, our annual net sales declined by $234.1 million in 2001, compared to 2000. While our customer base is significantly more diversified than in 2001, our strategy is to continue to focus on a core group of customers. If we were to lose one of our major customers or experience any material reduction in orders from any of these customers, it could have a material adverse effect on our business and results of operations.

THE PRODUCTS WE SELL ARE SUBJECT TO RAPIDLY CHANGING TECHNOLOGIES, WHICH WE OFTEN MUST OBTAIN OR LICENSE FROM THIRD PARTIES. OUR FAILURE TO OBTAIN NEEDED PRODUCTS, TECHNOLOGIES OR LICENSES COULD HARM OUR BUSINESS.

         The products we market are subject to rapid technological change and evolving industry standards. We rely on third parties for non-exclusive license rights in the technologies that are necessary for the operation of our products. Because we license the intellectual property that we use, competitive barriers to entry may be lower than if we owned exclusive rights to that technology. Moreover, if a competitor or potential competitor enters into an exclusive arrangement with any of our key third-party technology providers, our ability to develop and sell products containing that technology could be severely limited or curtailed entirely. We currently market CompactFlash(R), Secure Digital, MultiMedia Card and SmartMedia(R) Flash memory card formats. We do not currently market certain other Flash memory card formats, whose percentages of the Flash memory card market could increase and reduce demand for our products. Our success depends in part on our continued ability to use the technologies for which we do have licenses and our ability to obtain the licenses for other technologies. We do not know whether we will continue to be able to license these technologies on commercially reasonable terms, if at all. If we are unable to license the necessary technology, we may be forced to acquire or develop alternative technology, which may be more costly or of a lower quality or performance standard. This could limit and delay our ability to offer competitive products, increase our costs of production or harm our brands and reputation. As a result, it could have a material adverse effect on our business and results of operations.

IF WE DO NOT EFFECTIVELY MANAGE OUR INVENTORY AND PRODUCT MIX, WE MAY INCUR COSTS ASSOCIATED WITH EXCESS INVENTORY OR LOSE SALES FROM NOT HAVING ENOUGH INVENTORY.

         If we are unable to properly monitor, control and manage our inventory and maintain an appropriate level and mix of products with our customers, we may incur increased and unexpected costs associated with this inventory. For example, if our Consumer division customers are unable to sell their inventory in a timely manner, we may choose or be required to lower the price of our products or allow our customers to exchange the slow-moving products for newer products. Similarly, if we improperly forecast demand for our products, we could end up with excess inventory that we may be unable to sell in a timely manner, if at all. As a result, we could incur increased expenses associated with writing off excess or obsolete inventory. In addition, some of our inventory is sold on a consignment basis, and we have very little ability to control or manage that inventory. Alternatively, we could end up with too little inventory and we may not be able to satisfy demand, which could have a material adverse effect on our customer relationships. Our risks related to inventory management are exacerbated by our strategy of closely matching inventory levels with product demand, leaving limited margin for error.

THE AVERAGE SELLING PRICES OF OUR PRODUCTS OFTEN DECREASE, WHICH MAY NEGATIVELY AFFECT OUR GROSS MARGINS.

         Our products often experience price erosion over their life cycle. In order to maintain gross profits for products that have a declining average selling price, we must continuously reduce costs or increase sales volume. We must also successfully manage our inventory to reduce our overall exposure to price erosion. In the OEM DRAM market specifically, we must collaborate with our contract manufacturers and suppliers to create the most cost-effective design for our products in order to manage costs. If we are unable to manage the cost of procuring trailing-edge memory products or if we are unsuccessful in introducing new products with higher gross margins, our business will suffer. In the consumer graphics card market, there is a constant demand for leading-edge memory products, which can result in excess inventory of older products and price erosion. Finally, the Flash memory industry is beginning to show signs of price erosion, as rapid technological change causes the value of older products to erode. If we are unable to properly manage our inventories of these products, it could have a material adverse effect on our business and results of operations.

WE OBTAIN MANY OF OUR PRODUCTS FROM LIMITED OR SOLE SUPPLIERS, AND IF THESE SUPPLIERS FAIL TO MEET OUR SUPPLY REQUIREMENTS OR CEASE PRODUCTION OF OUR PRODUCTS, WE MAY LOSE SALES AND EXPERIENCE INCREASED COSTS.

         Our product inventory strategy is to maintain as little inventory as is necessary for the efficient operation of our business, which creates the risk that any shortage or delay in the supply of our products could harm our ability to meet demand. We obtain many of our products from a limited number of suppliers on a purchase order basis. None of our suppliers have a contractual commitment to supply us with products. These products include our Flash memory cards and related products and some of our DRAM modules. We obtain virtually all of the graphics processors for our Verto(R) graphics cards and all of the NVIDIA Quadro(R) graphics cards directly from NVIDIA. If demand for a specific product or component increases, we may not be able to obtain an adequate supply of that product or component in a timely manner, since our suppliers may fill other orders before ours. It could be difficult, costly and time-consuming to obtain alternative sources for these components, or to change product designs to make use of alternative products or components. In addition, difficulties in transitioning from an existing supplier to a new supplier could create delays in product or component availability that would have a significant impact on our ability to fulfill orders for our products. This would adversely impact our ability to meet demand and damage our brand and reputation in the market, which could have a material adverse effect on our business and results of operations.

WE ARE SUBJECT TO THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND ANY FUTURE DOWNTURN COULD ADVERSELY AFFECT OUR BUSINESS.

         The semiconductor industry is highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The DRAM market has experienced significant downturns often connected with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average sales prices. It is impossible to predict whether demand for our products will diminish or costs for any of our products will increase. The Flash memory market is a relatively new market. As more Flash memory production capacity comes online, it is possible that supply could exceed demand. Any future downturns could have a material adverse effect on our business and results of operations.

OUR FAILURE TO EFFECTIVELY COMPETE BY FAILING TO RESPOND TO PRICE VOLATILITY, MATCH COMPETITORS' PRICES OR SERVICES OR IMPROVE BRAND RECOGNITION COULD REDUCE OUR PROFITABILITY. INCREASED COMPETITION FROM VERTICALLY INTEGRATED OR BETTER-POSITIONED COMPANIES MAY RESULT IN DECREASED DEMAND OR LOWER PRICES FOR OUR PRODUCTS.

         We compete primarily on the basis of service, quality, brand and value. Some of our competitors include large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures and long-term contracts with customers and suppliers. As a result, our competitors may be better able than we to respond to volatile average sales prices, to deliver competitive products at a lower price, to provide services we cannot and compete based on brand recognition.

         Some of our significant suppliers, such as Micron Technology, Inc. and Panasonic Computer Solutions Company, as well as certain of our contract manufacturers, are also our competitors. These suppliers may be able to market competitive products at lower prices than ours due to lower underlying costs because they are vertically integrated. We also face competition in the OEM sales division from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. Our inability to effectively compete in our markets could have a material adverse effect on our business and results of operations.

THE SUCCESS OF OUR CONSUMER DIVISION STRATEGY DEPENDS ON OUR BRAND. IF OUR MARKETING EFFORTS ARE NOT SUCCESSFUL OR IF WE EXPERIENCE QUALITY OR SUPPLY PROBLEMS, THEN OUR CONSUMER DIVISION COULD SUFFER.

         We believe that brand recognition is critical to our success. We plan to increase our marketing expenditures to create and maintain prominent brand awareness. If we fail to promote our brands successfully, or if the expenses associated with doing so are disproportionate to any increased net sales we achieve, it could have a material adverse effect on our business and results of operations. In addition, if our products exhibit poor performance or other defects, then it could have a material adverse effect on our brands.

WE MAY BECOME INVOLVED IN LITIGATION OVER INTELLECTUAL PROPERTY RIGHTS, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE AND SELL OUR PRODUCTS.

         Our industry is characterized by vigorous protection and pursuit of intellectual property rights. Third parties may bring suits against us or we may be called upon to indemnify our customers for any intellectual property right infringements by us. Litigation could result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse result in litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of some products, expend significant resources to develop non-infringing technology, discontinue the use of some processes or obtain licenses to use the infringed technology. Any of these results could have a material adverse effect on our business and results of operations.

OUR INDEMNIFICATION OBLIGATIONS TO OUR CUSTOMERS FOR PRODUCT DEFECTS COULD REQUIRE US TO PAY SUBSTANTIAL DAMAGES.

         A number of our product sales agreements provide that we will defend, indemnify and hold harmless our customers from damages and costs that arise from product warranty claims or claims for injury or damage resulting from defects in our products. Our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could have a material adverse effect on our business and results of operations.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS, SUCH AS FOREIGN CURRENCY FLUCTUATIONS, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

         General economic conditions and fluctuations in currency exchange rates affect the prices of our products and certain of our costs. International sales of our products accounted for approximately 33.4% of our net sales for the nine months ended September 30, 2003. We sell a significant portion of our products in western European markets, such as France, the United Kingdom and Germany. A significant portion of our European sales is denominated in local currencies, principally the euro and British pound. If there were a significant devaluation of these currencies against the U.S. dollar, the operating results of our European subsidiaries, when expressed in U.S. dollars, could be adversely affected. In addition, because we manufacture products and have employees in foreign countries, our costs and operations could be adversely impacted by currency fluctuations. International operations are subject to a number of other risks as well, including:

         o political and economic instability, international terrorism and anti-American sentiment, particularly in emerging markets;

         o preference for locally-branded products, and laws and business practices favoring local competition;

         o unusual or burdensome foreign laws or regulations, and unexpected changes to those laws or regulations;

         o import and export license requirements, tariffs, taxes and other barriers;

         o  costs of customizing products for foreign countries;

         o  increased difficulty in managing inventory;

         o  less effective protection of intellectual property; and

         o  difficulties and costs of staffing and managing foreign operations.

Any or all of these factors could adversely affect our ability to execute our geographic expansion strategy or have a material adverse effect on our business and results of operations.

OUR ABILITY TO OPERATE OUR COMPANY EFFECTIVELY COULD BE IMPAIRED IF WE LOSE KEY PERSONNEL.

         Our success depends on the continued contributions of our senior management, particularly Gadi Cohen, our President, Chief Executive Officer and Chairman of our Board of Directors. Although Mr. Cohen will remain our majority shareholder following this offering, we do not have an employment agreement with him. The loss of Mr. Cohen could have a material adverse effect on us.

         Competition for employees in our industry is intense. We have had, and may continue to have, difficulty hiring the necessary sales and marketing, management and engineering personnel to support our growth. We cannot assure you that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have "key person" life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

WE EXPECT OUR OPERATING RESULTS TO FLUCTUATE IN FUTURE PERIODS, CAUSING OUR STOCK PRICE TO BE VOLATILE.

         Our operating results have fluctuated in the past, and we believe they will continue to do so in the future. Our future results of operations will depend on many factors including:

         o  seasonal purchasing patterns for our products;

         o our ability to procure our products or components or fluctuations in the cost of such products or components;

         o fluctuating market demand for, and changes in the average sales prices of, our products;

         o  changes in our product and revenue mix;

         o  market acceptance of new and enhanced versions of our products;

         o the timing of the introduction of new products or components and enhancements to our existing products; and

         o  our ability to adequately support future growth.

Due to these and other factors, quarterly revenues and results of operations are difficult to forecast, and period-to-period comparisons of our operating results may not be meaningful or predictive of future performance. In one or more future quarters, our results of operations may fall below our expectations and those of our investors. In that event, the trading price of our common stock would likely decline.

WE MAY MAKE ACQUISITIONS THAT ARE DILUTIVE TO EXISTING SHAREHOLDERS. IN ADDITION, OUR LIMITED EXPERIENCE IN ACQUIRING OTHER BUSINESSES, PRODUCT LINES AND TECHNOLOGIES MAY MAKE IT DIFFICULT FOR US TO OVERCOME PROBLEMS ENCOUNTERED IN CONNECTION WITH ANY ACQUISITIONS WE MAY UNDERTAKE.

         We intend to evaluate and explore strategic opportunities as they arise, including business combinations, strategic partnerships, capital investments and the purchase, licensing or sale of assets. In connection with any such future transaction, we could issue dilutive equity securities, incur substantial debt, reduce our cash reserves or assume contingent liabilities. In addition, we may fund all or a portion of the purchase price of a future acquisition with the proceeds from this offering.

         Our experience in acquiring other businesses, product lines and technologies is limited. Our inability to overcome problems encountered in connection with any acquisitions could divert the attention of management, utilize scarce corporate resources and otherwise harm our business. Any potential future acquisitions also involve numerous risks, including:

         o problems assimilating the purchased operations, technologies or products;

         o  costs associated with the acquisition;

         o adverse effects on existing business relationships with suppliers and customers;

         o risks associated with entering markets in which we have no or limited prior experience;

         o  potential loss of key employees of purchased organizations; and

         o potential litigation arising from the acquired company's operations before the acquisition.

         Furthermore, acquisitions may require material charges and could result in adverse tax consequences, substantial depreciation, deferred compensation charges, in-process research and development charges, the amortization of amounts related to deferred compensation and identifiable purchased intangible assets or impairment of goodwill, any of which could negatively affect our results of operations.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO SUPPORT OUR FUTURE GROWTH.

         We may need to raise additional capital through public or private equity offerings or debt financings to support our growth strategy. We do not know whether additional financing will be available when needed, or, if available, whether the terms of any financing will be favorable to us. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, improve our manufacturing lines and testing equipment, take advantage of future opportunities, including acquisitions, or respond to competitive pressures or unanticipated events, all of which could harm our business and results of operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

RISKS RELATED TO THIS OFFERING

THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD RESULT IN A DECLINE IN THE VALUE OF YOUR INVESTMENT.

         We believe that the market price of our common stock, like that of other technology companies, is likely to be volatile. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, including:

         o actual or anticipated fluctuations in our quarterly results of operations;

         o changes in our or security analysts' estimates of our operating results;

         o announcements by us or our competitors of new products or strategic partnerships;

         o  a loss of, or decrease in, sales to major customers;

         o  additions or departures of key personnel;

         o  future sales of our common stock, particularly by our officers; and

         o  commencement of or involvement in litigation.

         In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. If our stock price were to experience a sudden and significant decline, then we could face litigation and associated costs and disruption to our business.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING, INCLUDING THE ABILITY TO APPLY THE PROCEEDS TO USES THAT DO NOT INCREASE OUR OPERATING RESULTS OR MARKET VALUE.

         Our management will have considerable discretion in the application of the net proceeds of this offering. You will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Prior to being used in our business, the net proceeds of this offering may be placed in investments that do not produce income or that lose value. The failure to apply these funds effectively could impair our financial condition.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL AND, AS A RESULT, NEGATIVELY AFFECT OUR STOCKHOLDERS.

         We have taken a number of actions that could have the effect of discouraging a takeover attempt. Our certificate of incorporation grants our Board of Directors the authority to fix the rights, preferences and privileges of and issue shares of preferred stock without stockholder action. Although we have no present intention to issue shares of preferred stock, such an issuance could have the effect of making it more difficult and less attractive for a third-party to acquire a majority of our outstanding voting stock. Preferred stock may also have other rights, including economic rights senior to our common stock, which could have a material adverse effect on the market value of our common stock. In addition, we are subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. This section generally provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that a stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control of our company.

THE LARGE NUMBER OF SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE.

         Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. In addition, the perception that our current stockholders might sell common stock could depress the trading price of the common stock. Sales of our shares and the possibility of these sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we consider appropriate.

         Upon the consummation of this offering, 13,268 shares of our Series A preferred stock will be automatically converted into 3,980,400 shares of common stock, and the holders of these shares will have the right, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. In addition, after this offering, we intend to register all common stock that we may issue under our employee stock option plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the section entitled "Shares Eligible for Future Sale--Lock-up Agreements." If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

MAJORITY OWNERSHIP BY OUR PRINCIPAL STOCKHOLDER MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

         Upon completion of this offering, Gadi Cohen, our Chief Executive Officer, President and Chairman of our Board of Directors, will beneficially
own, in total, approximately    % of our outstanding common stock,    % if the
underwriters exercise their over-allotment option in full. As a result, Mr. Cohen will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. He could dictate the management of our business and affairs. This control could be disadvantageous to other stockholders with interests different from those of Mr. Cohen. For example, Mr. Cohen could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this majority ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. In addition, because we will be a "controlled company," we will be exempt from many of the recently adopted Nasdaq Qualitative Listing Standards. As a result, you will not have the benefit of certain requirements, such as having a majority of independent directors on the Board, which shareholders in non-controlled companies possess.

THE LIQUIDITY OF OUR COMMON STOCK IS UNCERTAIN BECAUSE IT HAS NEVER BEEN PUBLICLY TRADED, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID.

         There is no existing public market for our common stock. As a result, the initial public offering price will be determined by negotiations among the underwriters and us, and may not be indicative of prices that will prevail in the public trading markets. We also cannot predict the extent to which a trading market for our common stock will develop or how liquid that market will be. You may not be able to resell your shares at or above the initial public offering price.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements, including statements concerning conditions in the Flash memory, high performance computing, networking and communications and consumer electronics industries, and concerning our business, financial condition, operating strategies, and our operational and legal risks. We use words like "believe," "expect," "anticipate," "intend," "future," "plan" and other similar expressions to identify forward-looking statements. Purchasers of our common stock should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These forward-looking statements are based on our current expectations and are subject to a number of risks and uncertainties, including those identified under "Risk Factors" and elsewhere in this prospectus. Although we believe that the expectations reflected in these forward-looking statements are reasonable, our actual results could differ materially from those expressed in these forward-looking statements, and any events anticipated in the forward-looking statements may not actually occur. Except as required by law, we undertake no duty to update any forward-looking statements after the date of this prospectus to conform those statements to actual results or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

         We estimate that the net proceeds from this offering will be
approximately $      million, or approximately $       million if the
underwriters exercise their over-allotment option in full, based on an assumed
initial public offering price of $      per share and after deducting the
underwriting discount and our estimated offering expenses.

         We intend to use the net proceeds of this offering to repay substantially all of our existing indebtedness, which was $31.0 million at September 30, 2003. The remainder of the net proceeds, approximately
$      million, will be used for working capital and general corporate purposes.
If suitable opportunities are available, we may use a portion of the net proceeds currently intended for working capital for the acquisition of, or investment in, companies, manufacturing facilities, technologies or other assets that complement our business. We have no present understandings, commitments or agreements to enter into any potential acquisitions or investments.

         Our revolving U.S. credit facility will be repaid in its entirety with the net proceeds of this offering. As of September 30, 2003, we had $26.0 million outstanding under this facility. This facility matures on February 23, 2007, and had a blended interest rate of 3.7% at September 30, 2003. We currently owe Ruth Cohen, our Chief Executive Officer's spouse, approximately $5.0 million, which must be repaid with the net proceeds of this offering. The note held by Mrs. Cohen has an interest rate of 4.25% per annum and matures on December 31, 2004. See the discussion under the heading "Related Party Transactions" for additional information relating to this obligation.

         Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing securities.

                                 DIVIDEND POLICY

         We have never declared or paid dividends on our common stock and we do not anticipate paying any dividends on our common stock in the foreseeable future. We currently expect to retain all earnings, if any, for investment in our business. In addition, the terms of our credit facility, which we plan to repay with the net proceeds of this offering, prohibit us from paying dividends without our lenders' consent.

         We will pay dividends on our common stock only if and when declared by our Board of Directors. The Board's ability to declare a dividend is subject to limits imposed by Delaware corporate law. In determining whether to declare dividends, the Board will consider these limits, our financial condition, results of operations, working capital requirements, future prospects and other factors it considers relevant.

                                 CAPITALIZATION

         The following table sets forth our cash and cash equivalents and capitalization, as of September 30, 2003, on:

         o  an actual basis; and

         o a pro forma as adjusted basis to reflect (1) the automatic conversion of 13,268 shares of our Series A preferred stock into 3,980,400 shares of our common stock upon the consummation of this offering with an effective conversion price of $3.97 per share, (2)
            our proposed sale of     shares of common stock in this offering at
            an assumed initial public offering price of $      per share and (3)
            our application of the estimated net proceeds of this offering after deducting fees and expenses. See "Use of Proceeds" and "Description of Capital Stock."

         The capitalization information in the table below is qualified by, and should be read in conjunction with, our consolidated financial statements and related notes appearing elsewhere in this prospectus. The table does not include 2,562,840 shares of common stock issuable upon exercise of options outstanding as of September 30, 2003 at a weighted average exercise price of $3.05 per share or the 49,500 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2003 held by one of our former officers. The following table also assumes that the underwriters do not exercise their over-allotment option.



                                                                                                   SEPTEMBER 30, 2003
                                                                                                       (UNAUDITED)
                                                                                   -------------------------------------------------
                                                                                     ACTUAL                   PRO FORMA AS ADJUSTED
                                                                                   ----------                 ----------------------
                                                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Cash and cash equivalents......................................................... $   3,838                        $
                                                                                   =========                        ==========
Total bank debt...................................................................    25,995
Capital lease obligations.........................................................       183
Bank overdrafts...................................................................     2,365
Long-term obligations, net of current maturities:
  Note payable to related party...................................................     4,971
                                                                                   ---------                        ----------
Total debt........................................................................    33,514
Stockholders' equity:
Convertible Series A preferred stock, cumulative, participating, par value $0.01 per share; authorized 15,000 shares, issued and outstanding 13,268 shares on an actual basis (preference in liquidation of $15,797); none on a pro forma
    as adjusted basis.............................................................         -
Common stock, $0.01 par value per share; authorized 125,000,000 shares; issued and outstanding 26,954,800 shares on an actual basis; issued 31,270,300 shares
    and outstanding 30,935,200 shares on a pro forma as adjusted basis............       270
Deferred stock compensation.......................................................      (239)
Additional paid-in capital........................................................     5,195
Treasury stock, at cost - 1,117 shares of convertible Series A preferred stock, at cost on an actual basis and 335,100 shares of common stock on a pro forma
    as adjusted basis.............................................................    (1,502)
Accumulated earnings..............................................................     6,016
Accumulated other comprehensive...................................................     3,598
Notes receivable..................................................................       (81)
                                                                                   ---------                        ----------
   Total stockholders' equity.....................................................    13,257
                                                                                   ---------                        ----------
      Total capitalization........................................................ $  46,771                        $
                                                                                   =========                        ==========


                                    DILUTION

         Our pro forma net tangible book value, as of September 30, 2003, was $13.3 million, or $0.43 per share of common stock. We calculate net tangible book value per share by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding on a pro forma basis, as of September 30, 2003, after giving effect to the automatic conversion of all of our outstanding Series A preferred stock into 3,980,400 shares of common stock upon the consummation of this offering with an effective conversion
price of $3.97 per share. Assuming we sell     shares of common stock in this
offering at an assumed initial public offering price of $     per share, and
assuming the application of the estimated net proceeds from this offering as set forth in "Use of Proceeds," our pro forma net tangible book value, as of
September 30, 2003, would have been $      million, or $    per share of common
stock. On the basis of the foregoing assumptions, there will be an immediate
increase in pro forma net tangible book value of $     per share to our existing
stockholders and an immediate dilution in net tangible book value of $    per
share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.................................
     Pro forma net tangible book value per share at September 30, 2003..........
     Increase per share attributable to this offering...........................
Pro forma net tangible book value per share after the offering..................
Pro forma net tangible book value dilution per share to new investors...........

         The following table summarizes, on a pro forma as adjusted basis as of September 30, 2003, the difference between our existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid. The following table does not include shares subject to outstanding options, outstanding warrants or options reserved for issuance under our employee stock option plan as of September 30, 2003. To the extent that outstanding options or warrants are exercised and shares of common stock are issued, there will be further dilution to new investors.


                                                         SHARES PURCHASED         TOTAL CONSIDERATION
                                                     ----------------------       -------------------        AVERAGE PRICE
                                                     NUMBER         PERCENT       AMOUNT      PERCENT           PER SHARE
                                                     ------         -------       ------      -------        --------------
Existing stockholders........................                            %        $                %         $
New investors................................
   Total.....................................                            %        $                %         $

         If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new investors will increase to
shares, or approximately    % of the total number of shares of common stock to
be outstanding immediately after this offering.

                             SELECTED FINANCIAL DATA

         We have derived the consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 from our audited consolidated financial statements, although those financial statements are not included in this prospectus. We have derived the consolidated statement of operations data for the nine months ended September 30, 2002 and 2003 and the balance sheet data as of September 30, 2003, from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this information. Results for an interim period are not necessarily indicative of our results to be expected for the full year. The pro forma net income per common share for the year ended December 31, 2002 and for the nine months ended September 30, 2003 reflect the conversion of all of our Series A preferred stock into shares of common stock described under "Capitalization," which will result in the issuance of an aggregate of 3,980,400 shares of common stock, as if the conversion had occurred on the first day of each such period. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.



                                                                                                               NINE MONTHS ENDED
                                                                                                                 SEPTEMBER 30,
                                                                 YEAR ENDED DECEMBER 31,                          (UNAUDITED)
                                          ---------------------------------------------------------------  ------------------------
                                              1998         1999        2000          2001         2002        2002         2003
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net sales.............................    $   204,576  $   273,571  $   548,341  $   314,197  $   334,603  $   251,615  $   258,564
Cost of sales(1)......................        177,839      233,261      484,053      281,688      286,351      217,376      223,128
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Gross profit..........................         26,737       40,310       64,288       32,509       48,252       34,239       35,436
Operating expenses:
  Selling(1)..........................         13,491       15,082       21,328       21,184       26,228       19,566       21,765
  Warehouse...........................          1,447        1,312        1,476        1,608        1,735        1,313        1,522
  General and administrative(1).......          7,247        7,701       13,086        9,586        8,513        6,133        6,300
  Restructuring and other charges(2)..              -            -            -            -       10,387        9,658        1,745
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total operating expenses............         22,185       24,095       35,890       32,378       46,863       36,670       31,332
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income (loss)...............          4,552       16,215       28,398          131        1,389       (2,431)       4,104

Interest expense, net.................         (2,443)      (2,648)      (4,319)      (2,636)      (1,618)      (1,264)      (1,213)
Foreign exchange gain (loss)..........            (22)           -         (751)         899       (1,983)      (1,828)        (456)
Other income (expense), net...........             77          171          461          161          166          253          154
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income (loss) before income taxes.....          2,164       13,738       23,789       (1,445)      (2,046)      (5,270)       2,589
Income taxes..........................            120        1,364        3,402          943        1,189          699        1,077
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss).....................          2,044       12,374       20,387       (2,388)      (3,235)      (5,969)       1,512
Dividends on Series A preferred stock               -            -            -        1,147          650          488       (1,309)
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss) available to common
stockholders..........................    $     2,044  $    12,374  $    20,387  $    (3,535) $    (3,885) $    (6,457) $     2,821
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========
Net income (loss) per common share:
  Basic...............................    $      0.08  $      0.48  $      0.78  $     (0.14) $     (0.14) $     (0.24) $      0.10
  Diluted.............................           0.07         0.39         0.60        (0.14)       (0.14)       (0.24)        0.05

Shares used in computing net income
(loss) per common share:
  Basic...............................     25,947,522   26,050,050   26,050,050   26,120,205   26,954,800   26,954,800   26,954,800
  Diluted.............................     30,681,349   31,525,033   33,720,454   26,120,205   26,954,800   26,954,800   32,454,471

Unaudited pro forma net (loss) income
per common share:

  Basic...............................                                                        $     (0.10)              $      0.05
  Diluted.............................                                                              (0.10)                     0.05

Shares used in computing unaudited
pro forma net (loss) income per
common share:
  Basic...............................                                                         30,935,200                30,935,200
  Diluted.............................                                                         30,935,200                32,454,471



                                                                 DECEMBER 31,                           SEPTEMBER 30,
                                         -----------------------------------------------------------        2003
                                            1998         1999        2000       2001          2002       (UNAUDITED)
                                         ----------    --------    --------  ----------    ---------    -------------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............   $   1,675     $  6,496    $ 10,311  $    5,338    $   7,480    $   3,838
Working capital.......................     (10,397)         260      12,558      10,034       10,873       15,970
Total assets..........................      65,930       81,143     154,231     113,023      124,657      107,046
Total bank debt.......................      32,995       25,326      48,738      31,560       33,894       25,995
Capital lease obligations and bank
 overdrafts, including current
 maturities...........................       3,543        5,479      16,161       2,835        2,692        2,548
Note payable to related party.........           -            -       9,810       7,916        5,189        4,971
Redeemable preferred stock............      18,060       18,060           -           -            -            -
Total stockholders' equity ...........     (20,559)      (8,547)     12,497      10,102        8,506       13,257


---------------
(1)  Stock-based compensation is allocated as follows:




                                                                                                NINE MONTHS ENDED
                                                                                                   SEPTEMBER 30,
                                                     YEAR ENDED DECEMBER 31,                       (UNAUDITED)
                                  --------------------------------------------------------    ---------------------
                                     1998       1999        2000        2001        2002        2002         2003
                                  ---------   --------    --------    --------    --------    ---------    --------
                                                                  (IN THOUSANDS)
Cost of sales................     $     -     $     -     $   814     $ 1,073     $  (279)    $  (324)     $   135
Selling......................           -           -         490         596          89          65           67
Warehouse....................           -           -           1           7           5           4            4
General and administrative...           -           -         144         150         (38)        (48)          28
                                  --------    --------    -------     -------     -------     -------      -------
    Total....................     $     -     $     -     $ 1,449     $ 1,826     $  (223)    $  (303)     $   234

 (2) Represents charge for the impairment of long-lived assets and the shutdown and closure of our manufacturing facility in Ireland and manufacturing operations in California.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements regarding the electronics industry and our expectations regarding our future performance, liquidity and capital resources. Our actual results could differ materially from those expressed in these forward-looking statements. See "Forward-Looking Statements."

OVERVIEW

         We are a leading designer and marketer of Flash memory cards, USB Flash drives, DRAM modules, consumer and professional graphics cards and other computer-related technology products. We market these products to consumers through traditional retailers, such as Best Buy, CompUSA and Staples, through other retail and distribution channels, and directly to professionals. We also design, manufacture and market custom and standard DRAM modules for OEMs and their designated contract manufacturers.

         Prior to 2000, we were primarily focused on marketing DRAM modules through both our Consumer and OEM divisions. In 2000, we experienced significant growth, resulting primarily from increased sales to one OEM customer. However, by the end of 2000 and throughout 2001 and 2002, net sales of DRAM to our OEM customers declined significantly as a result of the deteriorating economy and excess inventory throughout the electronics supply chain.

         Because of the volatile nature of the DRAM market, we made a strategic decision in 2000 to diversify our business by marketing complementary consumer products that capitalized on our existing customer and supplier relationships. As a result of this strategy, we offered our first new consumer product in the first quarter of 2000. Since then, we have introduced our consumer and professional lines of graphics cards, a variety of Flash memory cards and related products and, most recently, our USB Flash drives. Growth in sales of these consumer products has been the primary factor in our increased net sales since 2000. Our Consumer division net sales increased from $173.3 million for the year ended December 31, 2000 to $255.0 million for the year ended December 31, 2002 and were $219.7 million for the nine months ended September 30, 2003.

SEGMENTS

         We report results through two segments: our Consumer and OEM divisions. Our Consumer division markets our products through traditional retailers, web-based and mail-order retailers, distributors, value added resellers and system integrators, as well as directly to certain professional end-users. Our OEM division primarily markets our DRAM modules to OEMs and their contract manufacturers. We track net sales and gross profit for each division, but do not separately track operating expenses, interest or income taxes because those items cannot be specifically allocated to either division.

         The following table sets forth summary financial information for our Consumer and OEM divisions:


                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                      YEAR ENDED DECEMBER 31,                    (UNAUDITED)
                                               ---------------------------------------     ------------------------
                                                  2000           2001          2002          2002           2003
                                               ----------      ---------     ---------     ---------     ----------
                                                                      (DOLLARS IN THOUSANDS)
Net sales:
  Consumer...............................      $  173,281      $ 189,861     $ 255,038     $ 183,847     $  219,652
  OEM....................................         375,060        124,336        79,565        67,768         38,912
                                               ----------      ---------     ---------     ---------     ----------
    Total................................         548,341        314,197       334,603       251,615        258,564

Cost of sales(1):
  Consumer...............................         164,669        173,784       217,058       158,421        189,618
  OEM....................................         318,510        106,831        69,572        59,279         33,375
                                               ----------      ---------     ---------     ---------     ----------
    Total................................         483,239        280,615       286,630       217,700        222,993

Gross profit(1):
  Consumer...............................           8,612         16,077        37,980        25,426         30,034
  OEM....................................          56,490         17,505         9,993         8,489          5,537
                                               ----------      ---------     ---------     ---------     ----------
    Total................................          65,102         33,582        47,973        33,915         35,571

Gross profit margin(1):
  Consumer...............................             5.0%           8.5%         14.9%         13.8%          13.7%
  OEM....................................            15.1           14.1          12.6          12.5           14.2
    Total................................            11.9%          10.7%         14.3%         13.5%          13.8%

---------------
(1) Does not include stock-based compensation expense. For the years ended December 31, 2000, 2001 and 2002, and the nine months ended September 30, 2002 and 2003 (unaudited), our stock-based compensation expense was (in thousands) $814, $1,073, $(279), $(324) and $135.

CUSTOMERS

         Historically, a limited number of customers in both our divisions have accounted for a significant percentage of our net sales. For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, our five largest customers accounted for 64.8%, 54.1% and 51.5% of our net sales, respectively. We expect that sales of our products to a limited number of customers will continue to account for a majority of our sales in the foreseeable future. We do not have long-term purchase agreements with any of our customers. If we were to lose any of our major customers or experience any material reduction in orders from any of them, it could have a material adverse effect on our business and results of operations.

INTERNATIONAL

         Net sales by region and as a percentage of total net sales are presented in the table below. For the years ended December 31, 2000, 2001 and 2002, 90.3%, 85.3% and 78.8%, respectively, of our net sales were denominated in U.S. dollars. For the nine months ended September 30, 2002 and 2003, 79.0% and 75.4%, respectively, of our net sales were denominated in U.S. dollars.


                                                                                                     NINE MONTHS ENDED
                                                                                                        SEPTEMBER 30,
                                             YEAR ENDED DECEMBER 31,                                     (UNAUDITED)
                      --------------------------------------------------------------    -----------------------------------------
                             2000                  2001                 2002                    2002                  2003
                      -----------------    ------------------    -------------------    -------------------    ------------------
                                                         (DOLLARS IN THOUSANDS)
  United States....   $ 492,354   89.8%    $ 266,573    84.8%    $ 255,281     76.3%    $ 192,875     76.7%    $ 172,148    66.6%
  Western Europe...      55,503   10.1        46,974    15.0        71,153     21.3        53,231     21.1        56,206    21.7
  Other............         484    0.1           650     0.2         8,169      2.4         5,509      2.2        30,210    11.7
                      ---------  -----     ---------   -----     ---------    -----     ---------    -----     ---------   -----
     Total.........   $ 548,341  100.0%    $ 314,197   100.0%    $ 334,603    100.0%    $ 251,615    100.0%    $ 258,564   100.0%
                      =========  =====     =========   =====     =========    =====     =========    =====     =========   =====

SEASONALITY

         Products sold through our Consumer division have historically been affected by seasonal purchasing patterns. Our Flash memory cards and related products tend to have higher unit sales in the second and fourth quarters. These sales generally follow seasonal purchasing patterns of the consumer electronic devices that utilize Flash memory. Our DRAM products have generally shown lower unit sales in the second quarter. These sales tend to follow the purchasing patterns of software and new computers. Products sold through our OEM division do not show significant seasonal trends. The impact of seasonality on our future results will be affected by our product mix, which will vary from quarter to quarter.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of net sales and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

         Revenue recognition. The majority of our net sales in both our Consumer and OEM divisions are non-consignment and are recognized upon shipment to customers. Less than 10% of our net sales for the years ended December 31, 2001 and 2002 and for the nine months ended September 30, 2003 were consignment sales. A substantial portion of sales through our Consumer division include limited rights to return unsold inventory. We provide for estimated future returns of inventory based on historical experience. However, if certain returns in excess of our estimates occur, those amounts are accrued at the time we become aware of them, which may not be in the same period in which we book the initial sale. In addition, some customers have limited price protection rights for inventories of our products held by them. If we reduce the list price of these previously purchased products, these customers may be entitled to receive credits from us. We accrue for estimated cost for these limited price protection arrangements when the customer is notified of the price change. We also offer to both consumers and customers certain rebate arrangements. We accrue for the estimated cost of these rebate arrangements using actual sell through data supplied by our customers and historical redemption percentages. Our net sales are defined as our gross sales less these estimated future returns, limited price protection arrangements and rebate arrangements.

         Reserves for inventory excess and obsolescence. We generally purchase raw materials in quantities that we anticipate will be fully used within a short time of purchase. Changes in our operating strategy, customer demand and unpredictable fluctuations in market values of our finished goods can limit our ability to effectively sell through our existing inventory at a profit. We account for our inventory on a first-in, first-out basis and regularly monitor potential inventory excess, obsolescence and assess market values relative to costs. When necessary, we reduce the carrying amount of our inventory to market value, if lower than cost.

         Sales and marketing incentives. Sales and marketing incentives offset net sales or are charged to operations in accordance with the Financial Accounting Standards Board, or FASB, Emerging Issues Task Force Issue No. 01-09. For the year ended December 31, 2002 and for the nine months ended September 30, 2003, our sales and marketing incentives were $16.7 million and $14.1 million, respectively. For those respective periods, $0.7 million and $1.1 million were offset against net sales.

         Stock-based compensation. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for stock-based compensation plans, we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for recognizing stock-based compensation expense for financial statement purposes. We recognize stock-based compensation upon vesting. Throughout this section, stock-based compensation is treated a separate line-item within operating expenses and is not allocated to Cost of sales, Selling, Warehouse and General and administrative as required by generally accepted accounting principles in the United States of America. We present this information in this manner because, when analyzing our performance, this is how our management looks at our results. Where appropriate, reconciliations are provided in footnotes so that the affected line items can be compared with our Summary Consolidated Financial Data, Selected Financial Data and Financial Statements.

         Income taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process incorporates an assessment of the current tax exposure together with temporary differences resulting from different treatment of transactions for tax and financial statement purposes. Such differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The recovery of deferred tax assets from future taxable income must be assessed and, to the extent that recovery is not likely, we establish a valuation allowance. Increases in valuation allowances result in the recording of additional tax expense. Further, if our ultimate tax liability differs from the periodic tax provision reflected in our consolidated statements of operations, then additional tax expense may be recorded. At September 30, 2003, we had net operating loss carry-forwards for the states of New Jersey and California of approximately $4.5 million and $1.7 million, respectively. Both states enacted legislation that suspended the use of net operating loss carry-forwards during the 2002 and 2003 tax years.

         Valuation of long-lived assets and restructuring estimates. We assess the potential impairment of long-lived tangible and intangible assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Changes in our operating strategy can significantly reduce the estimated useful life of our assets. During 2002, we recorded a pre-tax charge of $8.9 million associated with the shutdown of our facility in Ireland and manufacturing operations in California. This charge included an accrual for equipment and building lease payments of $5.0 million. Also during 2002, we recorded a pre-tax charge of $1.4 million associated with the impairment of capitalized equipment located at our facilities in New Jersey and France.

         In the third quarter of 2003, we recorded an additional restructuring charge of $1.7 million related to the building lease associated with our manufacturing operations in California. When we incurred the restructuring charge related to this facility in 2002, we estimated that we would have been able to secure a sublease by January 1, 2004. However, due to the continued deteriorating real estate market in that area, we have now fully reserved for the remaining lease payments on the facility, since we do not expect to sublease it in the near future.

RESULTS OF OPERATIONS

         The tables presented below, which compare our results of operations from one period to another, present the results for each period, the change in those results from one period to another in both dollars and percentage change and the results for each period as a percentage of net sales. The columns present the following:

         o The first two data columns in each table show the absolute results for each period presented.

         o The columns entitled "Period Over Period Change" and "Period Over Period Percentage Change" show the change in results, both in dollars and percentages. These two columns show favorable changes as a positive and unfavorable changes as negative. For example, when our net sales increase from one period to the next, that change is shown as a positive number in both columns. Conversely, when expenses increase from one period to the next, that change is shown as a negative number in both columns.

         o The last two columns in each table show the results for each period as a percentage of net sales. In these two columns, the cost of sales and gross profit for each are given as a percentage of that division's net sales. These amounts are shown in italics.

In addition, as used in these tables, "NM" means "not meaningful."

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2002 TO THE NINE MONTHS ENDED SEPTEMBER 30, 2003

                                                                                     PERIOD OVER
                                                                     PERIOD OVER       PERIOD
                                            NINE MONTHS ENDED          PERIOD        PERCENTAGE    RESULTS AS PERCENTAGE OF NET
                                              SEPTEMBER 30,            CHANGE          CHANGE        SALES FOR THE NINE MONTHS
                                               (UNAUDITED)          -------------   -------------        ENDED SEPTEMBER 30,
                                         ---------------------        FAVORABLE       FAVORABLE    ----------------------------
                                            2002         2003       (UNFAVORABLE)   (UNFAVORABLE)      2002            2003
                                         --------     --------      -------------   -------------  -----------     ------------
                                                                        (DOLLARS IN THOUSANDS)
Net sales:
  Consumer.......................       $183,847       $219,652       $  35,805          19.5%          73.1%          85.0%
  OEM............................         67,768         38,912         (28,856)        (42.6)          26.9           15.0
                                        --------       --------       ---------                        -----          -----
    Total........................        251,615        258,564           6,949           2.8          100.0          100.0

Cost of sales(1):
  Consumer.......................        158,421        189,618         (31,197)        (19.7)          86.2           86.3
  OEM............................         59,279         33,375          25,904          43.7           87.5           85.8
                                        --------       --------       ---------
    Total........................        217,700        222,993          (5,293)         (2.4)          86.5           86.2

Gross profit:
  Consumer.......................         25,426         30,034           4,608          18.1           13.8           13.7
  OEM............................          8,489          5,537          (2,952)        (34.8)          12.5           14.2
                                        --------       --------       ---------                                       -----
    Total........................         33,915         35,571           1,656           4.9           13.5           13.8

Operating expenses:
  Selling(1).....................         19,501         21,698          (2,197)        (11.3)           7.8            8.4
  Warehouse(1)...................          1,309          1,518            (209)        (16.0)           0.5            0.6
  General and administrative(1)..          6,181          6,272             (91)         (1.5)           2.5            2.4
  Restructuring charge...........          9,658          1,745           7,913            NM            3.8            0.7
  Stock-based compensation(1)....           (303)           234            (537)           NM           (0.1)           0.1
                                        --------       --------       ---------                        -----          -----
    Total operating expense......         36,346         31,467           4,879          13.4           14.5           12.2
                                        --------       --------       ---------                        -----          -----
Operating income (expense).......         (2,431)         4,104           6,535            NM           (1.0)           1.6

Interest expense, net............         (1,264)        (1,213)             51           4.0           (0.5)          (0.5)
Other (expense) income, net......         (1,575)          (302)          1,273          80.5           (0.6)          (0.1)
                                        --------       --------       ---------                        -----          -----
(Loss) income before taxes.......         (5,270)         2,589           7,859            NM           (2.1)           1.0
Income taxes.....................            699          1,077            (378)        (54.1)           0.3            0.4
                                        --------       --------       ---------                        -----          -----
Net income (loss)................       $ (5,969)      $  1,512       $   7,481            NM           (2.4)%          0.6%
                                        ========       ========       =========                        =====          =====

---------------
(1) Stock-based compensation is allocated in the "Summary Consolidated Financial Data" and "Selected Financial Data" as follows:


                                                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                                                                             (UNAUDITED)
                                                                                   -------------------------------
                                                                                        2002              2003
                                                                                   -------------       -----------
                                                                                           (IN THOUSANDS)
Cost of sales................................................................         $   (324)        $     135
Selling......................................................................               65                67
Warehouse....................................................................                4                 4
General and administrative...................................................              (48)               28
                                                                                      --------         ---------
    Total....................................................................         $   (303)        $     234
                                                                                      ========         =========

         Net sales. The growth of net sales in our Consumer division was driven by a 130.7% growth in sales of our Flash memory cards and related products. This increase was due to a 75.6% growth in the number of units sold. In June 2003, we also began marketing our USB Flash drives, which contributed to the growth in net sales for this period. In addition, net sales of our NVIDIA Quadro(R) graphics cards increased by 223.0%. These gains were partially offset by declines in pricing of our DRAM modules and our strategic shift to lower-priced consumer graphics cards based on our assessment of the current market. The decrease in our OEM net sales was primarily due to an overall decline in that business. In addition, DRAM module prices, which make up the bulk of our OEM sales, decreased.

         Gross profit. The increase resulted from increased sales of our Flash memory cards, NVIDIA Quadro(R) graphics cards and USB Flash drives. These gains were partially offset by decreases in gross profit resulting from decreased sales of our DRAM modules company-wide and our shift to lower-priced consumer graphics cards in our Consumer division.

         Selling. Advertising expense represents the largest component of selling expense and is incurred almost entirely in connection with our Consumer division. The majority of our advertising expense is incurred as cooperative payments to our traditional retail customers for participation in their advertising circulars. These cooperative payments are calculated as a certain percentage of our net sales to these customers and are consistent with the benefit received. Therefore, as our net sales increase, so do our advertising costs on an absolute basis. The increase in selling expense in the nine months ended September 30, 2003 is attributable to an increase in advertising expenses totaling $2.3 million, resulting from increased sales volumes in our Consumer division, and higher royalty payments related to certain new features on our consumer graphic cards.

         Warehouse. Warehouse expense consists primarily of shipping supplies and overhead. Overhead consists primarily of salaries and benefits and temporary labor costs of shipping and warehouse personnel. Our temporary labor cost generally increases and decreases with net sales, which was the primary driver of the increase in our shipping and warehouse expense.

         General and administrative. The increase in general and administrative expense was attributable to the opening of our facility in Taiwan and slightly higher expenses associated with our facilities in New Jersey and France. These increases were partially offset by the benefit derived from the closure of our facility in Ireland and manufacturing operations in California and the effect of reducing our allowance for doubtful accounts in the first three quarters of 2002.

         Restructuring charge. During the second quarter of 2002, we recorded a pre-tax charge of $2.8 million associated with the shutdown of our facility in Ireland. During the third quarter, we recorded a pre-tax charge of $0.7 million associated with the impairment of long-lived assets in New Jersey, and a pre-tax charge of $6.2 million associated with the shutdown of our manufacturing operations in California, which included an accrual of $5.0 million for equipment and building lease payments to be made over the next several years. In the third quarter of 2003, we recorded a pre-tax charge of $1.7 million related to the remaining lease payments on our manufacturing facility in California.

         Stock-based compensation. Stock-based compensation was negative in 2002 due to the reversal of previously expensed charges. This reversal occurred because employees left our company before their options vested.

         Interest expense. Interest expense consists of interest related to our U.S. revolving credit facility and a note payable to a related party. Interest expense decreased as a result of a combination of decreased interest rates and lower outstanding debt balances.

         Other expense. Other expense consists primarily of foreign currency losses due to unfavorable fluctuations in the value of the euro. In the first half of 2002, our European operations had significant U.S. dollar receivables; during this period the euro strengthened by 10.4% relative to the U.S. dollar. In the past, we have not hedged our exposure to these types of foreign currency risks.

         Income taxes. For the nine months ended September 30, 2002, we accrued income tax expense because our foreign subsidiary earned a profit. Our effective tax rate for the nine months ended September 30, 2003 was approximately 41.6% as a result of an adjustment in our deferred tax valuation allowance.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2001 TO THE YEAR ENDED DECEMBER 31,
2002




                                                                                PERIOD OVER
                                                                  PERIOD OVER     PERIOD
                                                                    PERIOD      PERCENTAGE     RESULTS AS PERCENTAGE OF
                                                                    CHANGE        CHANGE        NET SALES FOR THE YEAR
                                     YEAR ENDED DECEMBER 31,     ---------------------------      ENDED DECEMBER 31,
                                    ------------------------      FAVORABLE      FAVORABLE     ------------------------
                                      2001          2002         (UNFAVORABLE) (UNFAVORABLE)     2001           2002
                                    --------      --------       -------------  ------------   -------        -------
                                                                 (DOLLARS IN THOUSANDS)
Net sales:
  Consumer.........................  189,861       255,038          65,177          34.3%        60.4%          76.2%
  OEM..............................  124,336        79,565         (44,771)        (36.0)        39.6           23.8
                                    --------      --------         -------                      -----          -----
    Total..........................  314,197       334,603         20,406            6.5        100.0          100.0

Cost of sales(1):
  Consumer.........................  173,784       217,058         (43,274)        (24.9)        91.5           85.1
  OEM..............................  106,831        69,572          37,259          34.9         85.9           87.4
                                    --------      --------         -------
    Total..........................  280,615       286,630          (6,015)         (2.1)        89.3           85.7

Gross profit:
  Consumer.........................   16,077        37,980          21,903         136.2          8.5           14.9
  OEM..............................   17,505         9,993          (7,512)        (42.9)        14.1           12.6
                                    --------      --------         -------
    Total..........................   33,582        47,973          14,391          42.9         10.7           14.3

Operating expenses:
  Selling(1).......................   20,588        26,139          (5,551)        (27.0)         6.6            7.8
  Warehouse(1).....................    1,601         1,730            (129)         (8.1)         0.5            0.5
  General and administrative(1)....    9,436         8,551             885           9.4          3.0            2.6
  Restructuring charge.............        -        10,387         (10,387)           NM            -            3.1
  Stock-based compensation(1).....     1,826          (223)          2,049            NM          0.6           (0.1)
                                    --------      --------         -------                      -----          -----
    Total operating expense........   33,451        46,584         (13,133)        (39.3)        10.7           13.9
                                    --------      --------         -------                      -----          -----

Operating income...................      131         1,389           1,258         960.3          0.0            0.4

Interest expense, net..............   (2,636)       (1,618)          1,018          38.6         (0.8)          (0.5)
Other income (expense), net........    1,060        (1,817)         (2,877)           NM          0.3           (0.5)
                                    --------      --------         -------                      -----          -----
Income (loss) before taxes.........   (1,445)       (2,046)           (601)        (41.6)        (0.5)          (0.6)
Income taxes.......................      943         1,189            (246)        (26.1)         0.3            0.4
                                    --------      --------         -------                      -----          -----
Net (loss) income.................. $ (2,388)     $ (3,235)          $(847)        (35.5)        (0.8)%         (1.0)%
                                    ========      ========         =======                      =====          =====


---------------
(1) Stock-based compensation is allocated in the "Summary Consolidated Financial Data" and "Selected Financial Data" as follows:


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                          --------------------------
                                                                                            2001             2002
                                                                                          ---------      -----------
                                                                                               (IN THOUSANDS)
Cost of sales...................................................................          $  1,073       $    (279)
Selling.........................................................................               596              89
Warehouse.......................................................................                 7               5
General and administrative......................................................               150             (38)
                                                                                          --------       ---------
  Total.........................................................................          $  1,826       $    (223)
                                                                                          ========       =========

         Net sales. The increase in net sales was due to the growth in our Consumer division. The growth in this division was driven by a 312.5% increase in net sales of our Flash memory cards and a full year's sales of our Verto(R) graphics cards. These gains were offset by decreased sales resulting from our exiting the recordable compact disc, or CD-R, market in 2001. The decline in OEM sales was primarily due to the loss of our largest OEM customer. The remaining decrease was due to the overall decline in that business.

         Gross profit. Gross profit as a percentage of net sales improved significantly from 2001 to 2002. This 3.6% growth as a percentage of net sales is primarily due to the benefit derived from our higher margin Flash memory cards and related products and NVIDIA Quadro(R) graphics cards. Gross profit also improved because we exited the CD-R market, which was a low margin business. In addition, prices in the DRAM market began to stabilize and both divisions saw a shift to higher density products, which have higher margins.

         Selling. The increase in selling expense in 2002 is attributable to an increase in some of our variable expenses, such as sales commissions, which increased by 45.4% for the year ended December 31, 2002. The majority of our commissions are paid to our manufacturer representatives. Advertising expenses for the same period increased 33.8%, resulting from increased sales volumes in our Consumer division.

         Warehouse. Although net sales improved from 2001, our shipping and warehouse expense remained relatively flat due to improved efficiencies in our shipping department.

         General and administrative. The decease in general and administrative expense was primarily attributable to a reduction in employee-related expenses from the closure of our facility in Ireland and our manufacturing operations in California.

         Restructuring charge. During 2002, we recorded a pre-tax charge of $2.8 million associated with the shutdown of our facility in Ireland. In addition, we recorded a pre-tax charge of $6.2 million associated with the shutdown of our manufacturing operations in California, which included an accrual of $5.0 million for equipment and building lease payments to be made over the next several years. Also during 2002, we recorded a pre-tax charge of $1.4 million associated with the impairment of capitalized equipment located at our New Jersey and France manufacturing facilities.

         Stock-based compensation. Stock-based compensation was negative in 2002 due to the reversal of previously expensed charges. This reversal occurred because employees left our company before their options vested.

         Interest expense. Interest expense decreased due to lower interest rates. The blended interest rate on our U.S. revolving credit facility went from 9.3% at December 31, 2000 to 4.1% at December 31, 2002. In addition, the interest rate on a note payable to a related party decreased from 7.0% to 4.25% per annum.

         Income taxes. For the years ended December 31, 2001 and 2002, although we had a loss before taxes on a consolidated basis, our European subsidiary paid income taxes on its earnings in France.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2000 TO THE YEAR ENDED DECEMBER 31,
2001


                                                                                   PERIOD OVER
                                                                    PERIOD OVER      PERIOD
                                                                       PERIOD      PERCENTAGE    RESULTS AS PERCENTAGE OF
                                                                       CHANGE        CHANGE       NET SALES FOR THE YEAR
                                           YEAR ENDED DECEMBER 31,  ------------- -------------     ENDED DECEMBER 31,
                                          ------------------------    FAVORABLE     FAVORABLE       ------------------
                                             2000           2001    (UNFAVORABLE) (UNFAVORABLE)      2000       2001
                                          ----------     ---------  ------------- -------------     ------    --------
                                                                      (DOLLARS IN THOUSANDS)
Net sales:
  Consumer..........................      $  173,281     $ 189,861      $16,580        9.6%          31.6%      60.4%
  OEM...............................         375,060       124,230     (250,924)     (66.8)          68.4       39.6
                                          ----------     ---------     --------                      ----      -----
    Total...........................         548,341       314,197     (234,144)     (42.7)         100.0      100.0

Cost of sales:
  Consumer(1).......................         164,669       173,724       (9,115)      (5.5)          95.0       91.5
  OEM...............................         318,570       106,831      211,749       66.5           84.9       85.9
                                          ----------     ---------     --------
    Total...........................         483,239       280,615      202,624       41.9           88.1       89.3

Gross profit:
  Consumer..........................           8,612        16,077        7,465       86.7            5.0        8.5
  OEM...............................          56,490        17,505      (38,985)     (69.0)          15.1       14.1
                                          ----------     ---------     --------
    Total...........................          65,102        33,582      (31,520)     (48.4)          11.9       10.7


Operating expenses:
  Selling(1)........................          20,838        20,588          251        1.2            3.8        6.6
  Warehouse(1)......................           1,475         1,601         (126)      (8.5)           0.3        0.5
  General and administrative(1).....          12,942         9,436        3,505       27.1            2.4        3.0
  Stock-based compensation(1).......           1,449         1,826         (377)     (26.0)           0.2        0.6
                                          ----------     ---------     --------                      ----      -----
    Total operating expense.........          36,704        33,451        3,253        8.9            6.7       10.7
                                          ----------     ---------     --------                      ----      -----
Operating income....................          28,398           131      (28,267)     (99.5)           5.2        0.0
Interest expense, net...............          (4,319)       (2,636)       1,683       39.0           (0.8)      (0.8)
Other (expense) income, net.........            (290)        1,060        1,350         NM           (0.1)       0.3
                                          ----------     ---------     --------                      ----      -----
Income (loss) before taxes..........          23,789        (1,445)     (25,234)        NM           (4.3)      (0.5)
Income taxes........................           3,402           943        2,459       72.3            0.6        0.3
                                          ----------     ---------     --------                      ----      -----
Net income (loss)...................      $   20,387     $  (2,388)   $ (22,775)    (111.7)           3.7%      (0.8)%
                                          ==========     =========     ========                      ----      -----



---------------
(1) Stock-based compensation is allocated in the "Summary Consolidated Financial Data" and "Selected Financial Data" as follows:


                                                                                             YEAR ENDED DECEMBER 31,
                                                                                            ------------------------
                                                                                               2000           2001
                                                                                            ----------      --------
                                                                                                 (IN THOUSANDS)
Cost of sales......................................................................         $     814       $ 1,073
Selling............................................................................               490           596
Warehouse..........................................................................                 1             7
General and administrative.........................................................               144           150
                                                                                            ---------       -------
    Total..........................................................................         $   1,449       $ 1,826
                                                                                            =========       =======

         Net sales. By the end of 2000 and throughout 2001, our net sales were negatively impacted by the deteriorating economy and excess DRAM inventory throughout the electronics supply chain. These conditions were particularly severe in the communications and networking markets, which included our then-largest customer. In addition, average selling prices for our DRAM modules decreased by more than 60% during 2001. In our Consumer division, this decrease was partially offset by our entrance into the consumer graphics card market.

         Gross profit. The decline in gross profit percentage resulted from the depressed DRAM market in 2001. Average selling prices for most of our DRAM modules decreased by more than 60% during 2001. Gross profit in 2001 was impacted by inventory losses due to devaluation because of these declines in the DRAM market.

         Selling. The decrease in selling expense was due to a 51.2% decline in commissions related to reduced OEM sales and other employee-related costs resulting from reduced headcount. These decreases were partially offset by an increase in advertising expenses due to our shift from an OEM focus to a consumer focus.

         Warehouse. The increase in shipping and warehouse expense was primarily the result of sales of new products in our Consumer division in 2001.

         General and administrative. The decrease in general and administrative expense was attributable to a decrease in employee-related costs due to reduced headcount and the recognition of $1.8 million of professional fees in 2000 related to a withdrawn initial public offering of our common stock.

         Interest expense. Reduced interest expense was primarily related to a reduction in our U.S. revolving credit facility balance in 2001.

QUARTERLY RESULTS OF OPERATIONS

         The following table sets forth our unaudited quarterly consolidated statement of operations data. In the opinion of management, this information has been prepared on a basis substantially consistent with our audited consolidated financial statements appearing elsewhere in this prospectus, and reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The operating results for any one quarter are not necessarily indicative of the results to be expected for any future period.


                                                                    QUARTER ENDED (UNAUDITED)
                                    --------------------------------------------------------------------------------------
                                    MAR. 31,   JUNE 30,      SEPT. 30,     DEC. 31,     MAR. 31,    JUNE 30,     SEPT. 30,
                                     2002        2002           2002         2002         2003        2003         2003
                                    -------    ---------     ---------    ---------    ---------   ----------    ---------
                                                                      (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales:
  Consumer.......................   $67,394     $ 52,369      $ 64,084     $ 71,191     $ 63,794     $ 71,708     $ 84,150
  OEM............................    24,956       24,593        18,219       11,797       15,366       11,768       11,778
                                    -------     --------      --------     --------     --------     --------     --------
    Total........................    92,350       76,962        82,303       82,988       79,160       83,476       95,928

Cost of sales(1):
  Consumer.......................    56,851       44,384        57,186       58,637       54,197       63,556       71,865
  OEM............................    19,960       23,009        16,309       10,293       13,047       10,163       10,165
                                    -------     --------      --------     --------     --------     --------     --------
    Total                            76,811       67,393        73,495       68,930       67,244       73,719       82,030
                                    -------     --------      --------     --------     --------     --------     --------
Gross profit.....................    15,539       9,569         8,808        14,058       11,916       9,757        13,898

Operating expenses:
  Selling(1).....................     7,184        6,802         5,515        6,638        6,641        8,123        6,934
  Warehouse(1)...................       456          418           435          421          514          506          498
  General and administrative(1)..     2,439        2,173         1,570        2,370        2,099        1,919        2,254
  Restructuring and other charges         -        2,766         6,892          729            -            -        1,745
  Stock-based compensation(1)....      (462)          80            79           80           77           78           79
                                    -------     --------      --------     --------     --------     --------     --------
  Total operating expenses.......     9,617       12,239        14,491       10,238        9,331       10,626       11,510
                                    -------     --------      --------     --------     --------     --------     --------
Operating income (loss)..........   $ 5,922     $ (2,670)      $(5,683)    $  3,820     $  2,585     $   (869)    $  2,388
                                    =======     ========      ========     ========     ========     ========     ========
AS A PERCENTAGE OF NET SALES:
Net sales........................     100.0%       100.0%        100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales....................      83.2         87.6          89.3         83.1         84.9         88.3         85.5
                                    -------     --------      --------     --------     --------     --------     --------
Gross profit.....................      16.8         12.4          10.7         16.9         15.1         11.7         14.5

Operating expenses:
  Selling........................       7.8          8.8           6.7          8.0          8.4          9.7          7.2
  Warehouse......................       0.5          0.5           0.5          0.5          0.6          0.6          0.5
  General and administrative.....       2.6          2.8           1.9          2.9          2.7          2.3          2.3
  Restructuring and other charges         -          3.6           8.4          0.9            -            -          1.8
  Stock-based compensation.......      (0.5)         0.1           0.1          0.1          0.1          0.1          0.1
                                    -------     --------      --------     --------     --------     --------     --------
  Total operating expenses.......      10.4         15.8          17.6         12.4         11.8         12.7         11.9
                                    -------     --------      --------     --------     --------     --------     --------
Operating income (loss)..........       6.4%        (3.4)%        (6.9)%        4.5%         3.3%        (1.0)%        2.6%
                                    =======     ========      ========     ========     ========     ========     ========

---------------
(1)  Stock-based compensation is allocated as follows:


                                                                    QUARTER ENDED (UNAUDITED)
                                    --------------------------------------------------------------------------------------
                                    MAR. 31,   JUNE 30,      SEPT. 30,     DEC. 31,     MAR. 31,    JUNE 30,     SEPT. 30,
                                     2002        2002           2002         2002         2003        2003         2003
                                    -------    ---------     ---------    ---------    ---------   ----------    ---------
                                                                         (IN THOUSANDS)
Cost of Sales....................   $  (417)    $     47      $     46     $     45     $     44     $     45     $     46
Selling..........................        21           22            22           24           22           22           23
Warehouse........................         1            2             1            1            1            2            1
General and administrative.......       (67)           9            10           10           10            9            9
                                    -------     --------      --------     --------     --------     --------     --------
  Total..........................   $  (462)    $     80      $     79     $     80     $     77     $     78     $     79
                                    =======     ========      ========     ========     ========     ========     ========

LIQUIDITY AND CAPITAL RESOURCES

         Our principal sources of liquidity have been cash provided by operations and borrowings under our various credit facilities. Our principal uses of cash have been to finance working capital, facility expansions, capital expenditures and debt service requirements. We anticipate these uses will continue to be our principal uses of cash in the future.

         The following table sets forth, for the periods indicated, our net cash flows provided by operating, investing and financing activities and our period-end cash and cash equivalents:



                                                                                                         NINE MONTHS ENDED
                                                                              YEAR ENDED                   SEPTEMBER 30,
                                                                              DECEMBER 31,                  (UNAUDITED)
                                                                 ----------------------------------   ---------------------
                                                                   2000          2001        2002        2002        2003
                                                                 --------     ---------    ---------   ---------   ---------
                                                                                     (IN THOUSANDS)
Cash flow from operating activities...........................   $(13,605)    $ 27,863     $  5,554    $ 13,160    $  4,992
Cash flow from investing activities...........................     (7,564)      (2,751)      (1,308)     (1,691)       (455)
Cash flow from financing activities...........................     25,168      (29,718)      (2,751)     (9,268)     (8,501)
  Effect of exchange rate changes on cash and cash equivalents       (184)        (367)         647         316         322
Cash and cash equivalents at period end.......................   $ 10,311     $  5,338     $  7,480    $  7,855    $  3,838

         Fluctuations in net cash provided by, or used in, operating activities is generally due to increases and decreases in our net income and increased working capital needs. For the nine months ended September 30, 2003, cash was provided by net income of $1.5 million, lower inventory levels of $10.1 million and higher levels of accounts payable of $4.8 million. Cash inflows were offset by cash outflows needed for increases in working capital assets, including accounts receivable of $6.1 million, and decreases in accrued expense and customer allowance liabilities of $5.9 million.

         For the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, accounts receivable days sales outstanding, based on trailing three-month net sales, were approximately 75, 61 and 50, respectively. Our receivable days at the end of 2001 were higher due to our decision to offer "seasonal dating" to certain customers, which extended payment terms up to 30 days more than their standard terms for purchases made in the fourth quarter of 2001. The further reduction in receivable days sales outstanding from December 31, 2002 to September 30, 2003 was due to a shift to customers with shorter payment terms.

         The decrease in net cash used by investing activities for the nine months ended September 30, 2003, was primarily due to lower capital expenditures. For the years ended December 31, 2000, 2001 and 2002, we purchased property and equipment for $6.5 million, $2.9 million and $1.9 million, respectively. In 2000, we advanced $1.0 million to one of our stockholders.

         The following table sets forth a summary of the payments due by period of our contractual obligations at December 31, 2002:


                                                                     PAYMENT DUE BY PERIOD
                                           ------------------------------------------------------------------------
                                                           LESS THAN 1                                  MORE THAN 5
         CONTRACTUAL OBLIGATIONS             TOTAL           YEAR       1 TO 3 YEARS   3 TO 5 YEARS        YEARS
                                           ---------       -----------  ------------   ------------    ------------
                                                                         (IN THOUSANDS)

Long-term debt obligations.............    $ 33,894         $ 33,894      $      -        $   -          $    -
Capital lease obligations..............         454              331           123            -               -
Operating lease obligations............      11,721            4,502         6,557          662               -
Purchase obligations...................           -                -             -            -               -
Note payable to related party..........       5,189                -         5,189            -               -
                                           --------         --------      --------        -----           ------
  Total................................    $ 51,258         $ 38,727      $ 11,869        $ 662          $    -
                                           ========         ========      ========        =====           ======

Our operating leases typically provide for the option to buy at fair market value, renew the lease or return the equipment at lease end.

         In 2000, we borrowed $24.9 million to fund operating activities. In that year, we also redeemed our outstanding Series B and Series C preferred stock. In connection with that redemption, we paid $6.0 million in cash, forgave $2.3 million of indebtedness to us and issued a $9.8 million note. See "Related Party Transactions." We repaid $1.9 million and $2.7 million on that note in 2001 and 2002, respectively.

         At December 31, 2001 and 2002 and September 30, 2003, we had outstanding borrowings under our U.S. revolving credit facility of $31.6 million, $33.9 million and $26.0 million, respectively. We may borrow a maximum of $50.0 million under this facility. Availability under the facility is based on specified percentages of accounts receivable and inventories. Interest is payable on average amounts outstanding under the revolving credit facility at a rate of either the prime rate plus 0.25% or the eurodollar rate plus 2.25%, at our option. The blended interest rate under the loan agreement relating to the revolving credit agreement was 3.7% at September 30, 2003. The loan agreement contains a number of restrictive covenants, including a prohibition on related party transactions, additional indebtedness and dividend payments, as well as a requirement to maintain a minimum adjusted tangible net worth and a minimum fixed charge coverage ratio requirements. This facility is secured by substantially all of our assets. We intend to repay this facility in full with a portion of the net proceeds of this offering.

         PNY Technologies Europe, one of our wholly-owned subsidiaries, has available lines of credit with foreign banks totaling $15.8 million, which expire September 30, 2004. There were no amounts outstanding under these lines at September 30, 2003.

         We made capital expenditures of $0.5 million in the nine months ended September 30, 2003. Our capital expenditures budget for 2003 is approximately $1.1 million. Capital expenditures for the current year are primarily for upgrades in our shipping capabilities. Our capital requirements depend on a number of factors, including changes in product technology, demand and volume.

         We believe that our current cash balances, together with existing credit lines and expected cash flow from operations will be sufficient to fund our current operations for at least the next 12 months. However, we may need additional funding in connection with possible future acquisitions or other investments. Additional funds, if needed, may not be available at all or on terms acceptable to us.

BACKLOG

         We sell our memory products under short-term cancelable purchase orders. We do not consider backlog to be a meaningful indicator of our future financial performance. We include in our backlog only those customer orders for which we have accepted purchase orders and to which we have assigned shipment dates within the upcoming three to six months. At September 30, 2002 and 2003, our backlog was $5.8 million and $8.1 million, respectively. Orders constituting our backlog are subject to change due to, among other things, customer cancellations and reschedulings and our ability to procure necessary components.

IMPACT OF INFLATION

         We do not believe that general price inflation has a material adverse effect on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Interest rate risk. Our exposure to interest rate risk arises principally from the variable rates associated with our credit facilities. At September 30, 2003, we had total borrowings of $26.0 million under our credit facilities, with a blended rate of 3.7%. An adverse change of 1% in the interest rate of all borrowings outstanding at September 30, 2003 that bear interest at variable rates would cause us to incur an increase in interest expense of approximately $0.3 million on an annual basis.

         Foreign currency rate fluctuations. Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies, principally the euro, could adversely affect our financial results. Except for sales in Western Europe, our sales are principally denominated in U.S. dollars. Costs related to these sales are largely denominated in their respective currencies, thereby limiting our transaction risk exposures. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in a market where business is transacted in the local currency. We currently do not hedge our exposure to foreign currency exchange rate fluctuations; we may, however, hedge such exposures in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

         Guarantor's accounting and disclosure requirements for guarantees, including guarantees of indebtedness of others. In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." This interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and non-performance guarantees. It also requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions of this interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this statement has not had a significant impact on our consolidated financial statements.

         Consolidation of variable interest entities. In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities-an interpretation of ARB No. 51," or FIN 46. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either (1) the powers or rights of the equity holders do not give them sufficient decision-making powers or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated into the company that is subject to a majority of the risk of loss from the variable interest entity's activities or that is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. For entities created before February 1, 2003, the consolidation requirements apply in the first fiscal year or interim period beginning after December 15, 2003. The adoption of this statement will not have a significant impact on our consolidated financial statements.

         Accounting for certain financial instruments with characteristics of both liabilities and equity. In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," or SFAS 150. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 applies to financial instruments entered into or modified after May 31, 2003 (except for mandatorily redeemable noncontrolling interests). For all instruments that existed prior to May 31, 2003, the standard is effective at the beginning of the first interim period beginning after June 15, 2003 (except for mandatorily redeemable noncontrolling interests). For mandatorily redeemable noncontrolling interests, the FASB has deferred the provisions of SFAS 150 until further notice. The provisions of SFAS 150 adopted thus far did not have a material effect on our consolidated financial statements and the adoption of the remaining provision of SFAS 150 will not have a significant impact on our consolidated financial statements.

                                    BUSINESS

COMPANY OVERVIEW

         We are a leading designer and marketer of Flash memory cards, USB Flash drives, DRAM modules, consumer and professional graphics cards and other computer-related technology products. We market these products to consumers through traditional retailers, such as Best Buy, CompUSA and Staples, through other retail and distribution channels, and directly to professionals. We also design, manufacture and market custom and standard DRAM modules for OEMs and their designated contract manufacturers. These customers include high-end computing, networking, storage and telecommunications equipment manufacturers, such as LSI Logic and Network Appliance. We currently market our products throughout the United States, as well as in Canada, Western Europe and certain parts of the Asia Pacific region.

INDUSTRY OVERVIEW

         We compete in three primary segments of technology products: Flash, DRAM, and graphics cards. Flash is considered a non-volatile memory since it is able to retain data without a power source. As a result, Flash memory is used in devices that require data mobility, such as digital cameras. DRAM, on the other hand, requires a constant power supply to retain data and therefore it is most useful in devices that also require constant power to operate, such as computers and printers. Graphics cards are the devices within a computer that enhance the visual display of information and images. We market a wide variety of products in each of these categories.

FLASH

         Flash memory, like traditional storage media such as floppy disks or CD-ROMs, allows data to be easily transported from one device to another. However, unlike traditional disk drives, Flash data storage products have no moving or mechanical parts and are considerably smaller, lighter and more rugged, and consume substantially less power than traditional disk drives, making Flash a preferred storage alternative for many applications. The development of Flash memory has led to the proliferation of consumer electronic devices designed to take advantage of these characteristics. In turn, the growth in shipments of these consumer electronic devices and their unique and expanding storage requirements have led to increasing demand for Flash data storage products.

         Currently, there are two basic types of Flash data storage products:
Flash memory cards and USB Flash drives. Flash memory cards are available in a variety of formats, including CompactFlash(R), SmartMedia(R), xD, Memory Stick, MultiMedia Card and Secure Digital. Flash memory cards are primarily used to store digital content, such as pictures, digital music, video clips and files in consumer electronic devices, such as digital cameras, MP3 players, PDAs, digital camcorders and multimedia cell phones. The growth in popularity of these consumer electronic devices is driving the demand for small-sized, high-capacity Flash memory cards. Semico Research estimates that the Flash memory card market will grow from $2.0 billion in 2002 to $11.9 billion in 2006, a 56.4% compound annual growth rate.

         USB Flash drives are self-contained products that use Flash memory as their data storage medium. We believe USB Flash drives are beginning to replace floppy disk drives because of their small size, data storage capacity, ease of use, rewrite capability, speed and security. The USB Flash drive market is expected to grow at an even faster rate than the Flash memory card market. Gartner Dataquest estimates that the market for USB Flash drives will grow from $135.6 million in 2002 to $1.7 billion in 2007, a 66.3% compound annual growth rate.

DRAM

         DRAM is a key component in determining the speed and efficiency of many desktop computers, laptops, high-performance workstations and printers, because increased memory capacity shortens processing times and allows multiple applications to run efficiently at the same time. DRAM can be divided into several architectures. Synchronous DRAM, or SDRAM, which includes double data rate synchronous DRAM, or DDR, represents the technology currently used in most new computers. DDR II represents the leading-edge DRAM technology. Extended data output, or EDO, and fast page mode, or FPM, are trailing-edge technologies.

         We believe that consumer and OEM demand for DRAM will increase due to greater complexity of software enabled by increasing computer processing power, the development of high-bandwidth and graphics-intensive applications, evolving Internet and telecommunications infrastructure requirements, increased IT spending and computer-related equipment upgrades. These factors result in the need for faster, more powerful memory products to meet demand for greater capabilities in the storage, manipulation, transfer and management of digital data. Gartner Dataquest estimates that the worldwide market for DRAM will increase from an estimated $15.5 billion in 2002 to $23.4 billion in 2007.

         DRAM modules are compact circuit board assemblies of DRAM semiconductors and related circuitry. DRAM module upgrades, which we typically sell to consumers through our traditional retail customers, are a cost-effective way for consumers to improve computer performance. We expect sales of DRAM modules to grow as demand for DRAM increases. We also expect OEM demand for DRAM modules to increase based on increasing memory requirements, computer-related equipment upgrades and increasing IT spending. In the OEM market, major memory semiconductor manufacturers focus primarily on large-volume opportunities, manufacturing open-standard modules as base-level memory for leading manufacturers. Independent memory module manufacturers, including us, typically are smaller in size and seek to distinguish themselves by being more responsive and flexible in the types of products and services they provide. Independent memory module manufacturers are also able to provide open-standard modifications and upgrades used by OEMs and contract electronics manufacturers for which open-standard modules are not adequate.

GRAPHICS

         Graphics cards are required components of most desktop computers and workstations, and enable the communication and visualization of information. The graphics processor unit, or GPU, and memory architecture of a graphics card dictate the speed and resolution of the images it produces. Features of graphics cards may include the ability to visualize information in 3D or the ability to support the use of multiple monitors on one computer. Consumer graphics cards are generally marketed toward individuals seeking to enhance the performance of graphics-intensive applications, such as video games on desktop computers, while our professional graphics card customers include users who require advanced graphics capabilities, such as game developers, CAD engineers, digital animators, as well as users who require the simultaneous use of multiple computer monitors.

         In the consumer graphics card market, we believe that graphics cards compete within their respective price ranges based on their performance and features. In the professional graphics card market, users such as game developers, CAD engineers and digital animators require high-performance, 3D graphics cards to develop their products. Other professional users, such as finance professionals, require the visualization of information on multiple monitors simultaneously. Competition in this market segment is based largely on the results of certification programs and benchmark testing done by software providers. There are two primary competitors designing GPUs: NVIDIA and ATI Technologies Inc. According to IDC, for the third quarter of 2003, NVIDIA held a 57% market share in the professional 3D graphics market, as well as a majority of unit share in the entry, midrange and high-end consumer markets. All of our consumer and professional graphics cards use NVIDIA processors.

COMPETITIVE STRENGTHS

         We believe that we have successfully positioned our company as a leading supplier of our products to our Consumer and OEM division customers. Because of our capabilities as a value-added supplier, we have developed long-standing relationships with many industry-leading consumer electronics and office supply retailers and OEMs. The table below sets forth certain or our leading Consumer and OEM customers with whom we have had long-standing relationships, and the year in which we first did business with them.


                                             CUSTOMER                                              CUSTOMER
CONSUMER CUSTOMERS                            SINCE      OEM CUSTOMERS                              SINCE
---------------------------------------      --------    --------------------------------------    --------
Best Buy...............................        1993      LSI Logic.............................      1992
CompUSA................................        1991      Network Appliance.....................      1997
Dixons Group PLC.......................        1998      Sanmina-SCI Corporation...............      1992
Ingram & Co., Inc......................        1992
Office Depot, Inc. ....................        1999
Staples................................        1995

         Our Consumer division customers rely on our marketing and merchandising expertise, product quality, capabilities and experience in logistics and supply-chain management. Our OEM division customers rely on us because of our design and manufacturing expertise, our logistics and supply-chain management capabilities and our ability to design and manufacture difficult-to-find products. We believe that our strong customer relationships are the result of our combination of the following competitive strengths:

                  Strong brand. According to NPD Intelect, for the 11 months ended November 30, 2003, we were one of the top ten overall sellers, as measured in both dollars and units, at each of our four leading retail customers. We promote our brand through our retail customers' circulars and are increasing our advertising presence in other media targeted at the primary users of our products. We utilize consistent packaging images across product categories, which we believe allows us to effectively cross-promote our products. We believe that our well recognized PNY Technologies(R) brand allows us to collaborate effectively with our retail customers to introduce new products and product line extensions.

                  The following table sets forth our market share of the U.S. retail market for the first 11 months of 2003:


                                                                       PERCENT
                      PRODUCT LINE                                   MARKET SHARE
                      ---------------------------------------        ------------
                      Flash memory cards.....................            13.1%
                      USB Flash drives (1)...................            17.5
                      Desktop DRAM modules...................            44.9
                      Laptop DRAM modules....................            69.3
                      Consumer graphics cards................            26.7

                      ---------------
                      (1) This data is for the five-month period commencing July 1, 2003.

                  Broad portfolio of complementary products. Our broad product portfolio lets our customers consolidate their vendor relationships and more efficiently manage their inventory. We believe our retail customers prefer to consolidate purchases with a smaller number of vendors, where possible, lowering their cost of doing business. Therefore, by providing a more comprehensive product line within our markets, we are a more valuable supplier to those customers. These complementary product lines allow us to work with our traditional retail customers to provide a variety of cross-promotional activities that we believe increases foot traffic through their stores.

                  Merchandising and marketing expertise. We work closely with our key customers to create a variety of advertisements, promotions and product bundles, which reduces our reliance on traditional consumer incentives and improves our customers sales. In addition, we help our customers assess how best to position our products. At times, we also design, develop and produce point-of-sale materials for our customers to use.

                  Strong supplier relationships. We maintain strong relationships with our key suppliers, including Infineon Technologies AG, Micron, NVIDIA, Samsung Electronics America, Inc., Toshiba America, Inc. and Vanguard International Semiconductor, Inc. Many of these relationships are more than a decade old. Our key suppliers take into consideration the purchasing history of their customers when they make product allocation decisions. We believe our purchasing history with these suppliers has enabled us to obtain adequate supplies of our products during periods of industry shortage. We believe that our purchasing practices also increase vendor loyalty and assist us in reducing our exposure to price volatility. These strong supplier relationships are particularly valuable to our OEM customers, who often rely on our ability to procure DRAM architectures that are difficult to obtain.

                  Supply-chain management expertise. We believe our logistical operations, supply-chain management expertise and operational flexibility help our retail and OEM customers to better manage their inventory, thereby reducing their exposure to potential price fluctuations and further strengthening our customer relationships. Our merchandizing and inventory management capabilities also permit us to consult with our major customers to develop purchasing programs that seek to satisfy their product requirements, while limiting inventory risk for us and our major customers. We receive in-store and in-warehouse data on a regular basis from our major customers relating to their sales data and on-hand product inventory. As a result, we are able to minimize our exposure to customer allowances, optimize inventory mix and maximize inventory turnover. Additionally, our automated module assembly lines and semi-automated packaging lines have sufficient capacity to meet our customers' demands, even during peak seasons. These systems, along with our workforce flexibility, give us the ability to meet fluctuating customer demand while minimizing overtime.

                  Experienced management team. Many of our senior managers have over fifteen years of operating expertise in our industry. Their experience with the business cycles affecting our products benefits our customers and enables us to respond effectively to industry challenges. Gadi Cohen has 18 years of experience in this industry.

OUR STRATEGY

         Our goal is to enhance our competitive position as a leading designer and marketer of computer-related technology products. We seek to accomplish this goal through the following strategies:

                  Capitalize on the growing demand for Flash products. We believe that the Flash memory industry will experience significant growth, driven by widespread adoption of consumer electronic devices with increasing data storage requirements and the adoption of USB Flash drives as a common storage device. We have developed a comprehensive offering of Flash memory cards, USB Flash drives and a variety of Flash memory card readers and adapters. We plan to capitalize on this growth by continuing to aggressively market our comprehensive offering of Flash memory products. We also plan to monitor developments in the Flash memory market to optimize our opportunities to introduce new products. For the nine months ended September 30, 2003, our net sales of Flash-related products increased by 130.7% compared to the same period in 2002.

                  Introduce complementary product lines. We plan to capitalize on our brand by further broadening our product portfolio with new products that complement our existing offerings. We have successfully taken advantage of our long-standing leadership position in DRAM to expand into Flash memory cards, USB Flash drives and graphics cards. We plan to take advantage of the growing computer, consumer electronics, storage and networking markets by initially focusing on the product needs of our existing customer base and expanding into new markets as opportunities arise. Because of our experience, capabilities and relationships, we have a demonstrated ability to introduce new products in short time periods, at times in as little as twelve weeks, as was the case with our consumer graphics cards and USB Flash drives.

                  Expand OEM market presence. We have a diverse group of leading customers in our OEM division, including LSI Logic and Network Appliance. As demand returns for networking, storage and high-end computing products, we plan to maintain our relationships with existing customers and selectively add new customers. We offer our OEM customers a variety of customized and standard solutions, including leading-edge, mainstream and trailing-edge products, to meet their needs. One of our strengths in the OEM market is our ability to access trailing-edge technologies not readily available to other suppliers, which often offers superior profit opportunities. We believe that our OEM customers rely on us for superior service, flexibility and responsiveness, as well as our engineering and logistics expertise.

                  Further broaden our geographic presence. We intend to expand our geographic presence by targeting emerging and growing markets, such as the Far East, for both Consumer and OEM markets. Our facility in Taiwan allows us to increase our operational flexibility by establishing new supplier and contract manufacturing relationships, strengthening our existing supplier relationships and improving access to new technologies and products.

                  Continue to focus on superior customer service. We intend to focus our resources and expertise on providing superior quality and service to a core group of market leaders. By doing so, we believe that we can become their preferred source for Flash memory, DRAM modules and graphics card solutions and become deeply integrated with their businesses at all levels. We plan to further integrate our business with that of our existing retail customers, while seeking new customers that we believe have the potential to generate significant revenue. In our OEM business, we intend to focus on serving our customers' memory needs through our logistics, design and engineering capabilities.

                  Pursue acquisitions of complementary technologies, products or companies. We may make acquisitions to strengthen our position in our target markets, enhance our technology base, increase our supply capabilities or expand our geographic presence. We currently have no commitments or agreements and are not involved in any negotiations to acquire any technologies, products or companies.

PRODUCTS

         We are a leading designer and marketer of Flash memory cards and related products, DRAM modules and consumer and professional graphics card products.

FLASH PRODUCTS

         We market a variety of Flash memory cards, USB Flash drives and Flash memory card readers and adapters.

         Flash memory cards. Our Flash memory cards are used primarily in consumer electronic devices, such as digital cameras, MP3 players and PDAs. We offer a broad assortment of the currently available Flash memory card form factors, including:

                  CompactFlash(R). CompactFlash(R)'s small size, durability and low power consumption make it well suited for a range of current and next generation, small-size consumer applications, such as digital cameras and PDAs. Canon Inc., Creative Labs, Inc., Nikon Inc. and Toshiba are among the manufacturers whose devices use CompactFlash(R).

                  Secure Digital and MultiMedia Cards. Secure Digital cards and MultiMedia Cards are used in storage, data backup and data logging applications and are about the size of a postage stamp. Their slim, compact design makes them an ideal removable storage solution for smaller consumer electronic devices including multimedia mobile phones, MP3 players and digital cameras. Hewlett Packard Company, Eastman Kodak Company, Minolta Co., Ltd., palmOne, Inc., Panasonic, SONICblue Incorporated and Toshiba are among the manufacturers whose devices use Secure Digital and MultiMedia Cards.

                  SmartMedia(R). We offer SmartMedia(R) cards, another format of removable Flash memory used to store music, images and data. Creative Labs and Olympus America Inc. are among the manufacturers who market consumer electronic devices that use SmartMedia(R).

         The following table sets forth our Flash memory card offerings as of December 31, 2003:


FLASH MEMORY CARD                                      DENSITIES
---------------------------------------------------    ------------------------------------
CompactFlash(R)....................................    32MB, 64MB, 128MB, 256MB, 512MB, 1GB
Secure Digital.....................................    32MB, 64MB, 128MB, 256MB
MultiMedia Card....................................    32MB, 64MB, 128MB
SmartMedia(R)......................................    32MB, 64MB, 128MB

         USB Flash drives. USB Flash drives are self-contained computer drives. These are portable, pocket-sized storage devices used to store, transfer and carry data and allow access to that data via any desktop computers, laptop or other device with a USB port. Our USB Flash drives are marketed under the Attache(TM) brand and are available in densities of 64MB, 128MB, 256MB and 512MB.

         Flash readers. We offer Flash memory card readers and adapters for each of the Flash memory card form factors we market, as well as a reader for Memory Stick products. We also offer multi-slot readers, which allow consumers to access data from a variety of Flash memory cards via one reader.

DRAM MODULES

         We offer a variety of DRAM modules including a wide range of single in-line memory modules, or SIMMs, dual in-line memory modules, or DIMMs, and small outline DIMMS, or SO DIMMs. Our DRAM modules are used in desktop PCs, laptops, workstations, servers and telecommunications and Internet infrastructure equipment. Our standard DRAM modules are available in various densities up to 4GB. We also offer many configurations utilizing different DRAM architectures, such as SDRAM, DDR, Rambus, EDO and FPM. We also offer stacked DRAM modules.

         To consumers, we market our DRAM products under the PNY Technologies(R), Verto(R), Optima(TM) and Bravo(TM) brands. Our Verto(R) branded DRAM products include a high-performance DDR-based DRAM memory module and a separate DRAM cooling device. These products are similarly packaged with our other Verto(R) products and are marketed to the same target audience. Our Optima(TM) branded DRAM modules are also high-performance DDR-based DRAM targeted at high-end users. Our Bravo(TM) branded DRAM modules are sold in the Far East.

         The following table describes certain of our DRAM products as of December 31, 2003:


DRAM MODULE TYPE                                                 DENSITY           SPEED
--------------------------------------------------------------   ----------        ------------
184-pin DDR SDRAM DIMM........................................   64MB-4GB          200-400 MHz
184-pin Registered DDR
    SDRAM DIMM................................................   64MB-2GB          200-333 MHz
200-pin DDR SDRAM SODIMM......................................   64MB-1GB          200-400 MHz
168-pin SDR SDRAM DIMM........................................   64MB-1GB          100-133 MHz
168-pin Registered SDR
    SDRAM DIMM................................................   64MB-1GB          100-133 MHz
144-pin SDR SDRAM SODIMM......................................   16MB-512MB        100-133 MHz
168-pin EDO, FPM DIMM.........................................   16MB-256MB        50-70 nS
100-pin SDR SDRAM DIMM........................................   32MB-256MB        66 MHz
100-pin EDO DIMM..............................................   16MB-64MB         50-70 nS
72-pin EDO, FPM SIMM..........................................   16MB-128MB        50-70 nS
72-pin EDO, FPM SODIMM........................................   16MB-64MB         50-70 nS

         In our OEM division, our engineers work with OEMs or their designated contract manufacturers to engineer and manufacture custom and standard DRAM modules. In addition to our ability to design and manufacture most leading-edge technology products, we are able to supply memory modules incorporating trailing-edge technologies, which our OEM customers often find difficult to procure from other sources. These products are necessary purchases for OEMs who have made commitments to support their older product lines through their life cycles.

GRAPHICS

         We market graphics cards with a wide range of performance characteristics to the consumer and professional user. These cards, co-branded with NVIDIA, are sold through our Consumer division as upgrades to a user's existing graphics card.

         Verto(R) graphics cards. Our Verto(R) brand graphics cards utilize NVIDIA's GeForce family of desktop graphics processors. These include the GeForce FX, GeForce4 and GeForce2. The GeForce FX family represents NVIDIA's leading-edge consumer technology, designed for the enthusiast consumer market. Each product within the GeForce family is designed to deliver the highest speed, sharpest resolution and most features available of any graphics card in its respective price range.

         NVIDIA Quadro(R) Professional graphics cards. We are the exclusive marketing partner for NVIDIA's professional Quadro graphics cards in the Americas, Europe, the Middle East and Africa. NVIDIA's Quadro(R) branded graphics cards are robust, high-performance solutions for the professional user that are available for the leading-edge, mid-range, entry-level and multi-display product lines. The Quadro family of products, which consists of the Quadro FX, Quadro4 XGL and Quadro NVS workstation solutions, is designed to meet the needs of a number of applications, such as industrial product design, digital content creation, non-linear video editing, scientific and financial visualization, general purpose business and financial trading. Quadro products are certified for a multitude of professional applications, and are designed to deliver the graphics performance and resolution required by professional applications.

CUSTOMERS

         We market our products through our Consumer and OEM divisions utilizing a combination of our own sales force and manufacturer representatives. In both divisions, sales are generally made by purchase order. We have no long-term sales contracts with any of our customers.

         To generate consumer sales, we market to traditional retailers, mail-order and web-based retailers, distributors, specialized photography retailers, system integrators and value-added resellers. In the case of our Quadro graphics cards, we also sell directly to the professional consumer. Our products are sold in over 10,000 traditional retail locations worldwide. Based on net sales, our four leading Consumer customers for the nine months ended September 30, 2003 were Best Buy, CompUSA, Ingram, and Staples.

         We seek to have integrated relationships with all our primary Consumer division customers across our entire enterprise, from our sales force through our inventory management personnel. We have developed comprehensive, integrated inventory management systems and assist our retail customers in monitoring their inventory levels, reducing the volatility of their inventory costs. We also advise them on optimum inventory levels based on our market forecasts. We typically receive weekly, and in some cases daily, on-hand inventory reports from our largest customers. We also receive critical order data, as well as sales and inventory information, via electronic data interchange systems. We can either ship to a customer's warehouse or directly to its stores to reduce turnaround time and storage costs.

         Our OEM division sells our products directly to OEMs, contract electronics manufacturers and electronics component distributors. Based on net sales, our four leading OEM customers for the nine-months ended September 30, 2003 were LSI Logic, Network Appliance, Sanmina-SCI and Solectron Corporation.

         For our OEM customers, we provide quick turnaround solutions and just-in-time delivery, which allows them to maximize production efficiencies. We consult with our OEM customers, sharing our DRAM market insights and forecasts, so they can more efficiently manage their memory module inventories. We also assist our OEM customers in obtaining trailing-edge memory technology that otherwise may be difficult to procure.

SALES AND MARKETING

         Our Consumer division utilizes a variety of advertisements, cross-promotions, in-package promotions and product bundles to generate sales. In the traditional retail market, in particular, these also add value to our customers by driving traffic to and within each store. Generally, we advertise weekly in our traditional retail customers' advertising circulars, which we believe improves our sales, creates brand loyalty and generates additional traffic for that customer. Based on the circulation data provided by each retailer, we believe our advertising generates an average of 150 million brand impressions weekly in the United States across all of our product categories.

         We utilize cross-promotions, in-package promotions and product bundles to improve our product sales at traditional retail locations. For example:

         o We occasionally provide discounts to consumers on the purchase of our Verto(R)-branded DRAM modules with the purchase of a Verto(R) graphics card. Cross-promotions such as these improve our sales and generate additional in-store traffic for our customers.

         o We recently included a free copy of a popular video game, Tom Clancy's Splinter Cell(R), with one model of our Verto(R) graphics cards. This type of in-package promotion represents significantly greater value to the consumer than our cost.

         o We regularly bundle our Flash memory cards with one of our Flash readers or adapters. Like our in-package promotions, these represent a greater value to the consumer than cost to us.

         We also use our website to promote our products. The website describes each product in detail, offers technical support and directs consumers to our retail customers for purchases. Our website also contains our memory configurator software, which helps customers select the appropriate DRAM memory module for their needs. In addition, we expect to participate in various educational programs, such as CyberScholar, designed to educate our customers' employees, making them more aware of our products and, at the same time, better able to serve their customers. We also participate in major industry trade shows.

         The breadth of our offerings across product lines and the depth of our offerings within each specific line provide an additional benefit to our Consumer division customers by reducing the number of vendors from whom they must purchase their inventory, which we believe reduces their costs.

         We market to OEM customers based on our engineering and design capabilities, and our logistics and supply-chain management services. In addition, our OEM customers rely on our ability to access trailing-edge technology. We believe this combination of abilities sets us apart from our competitors in the OEM market.

         Our Consumer division uses our own sales force, as well as manufacturers' representatives. We also have a separate internal Quadro sales force who sell directly to the professional user. Our internal OEM sales force is also complemented by manufacturers' representatives. We believe these combined sales forces have the local presence, market knowledge and strategic insight to allow us to effectively market our products to our Consumer and OEM customers.

SUPPLIERS

         We purchase the majority of our Flash memory products from a small number of suppliers based on their supply capabilities and intellectual property. These include Infineon, Panasonic, Samsung and Toshiba. Our DRAM module products and component parts are also sourced from a small number of suppliers: Micron, Infineon, Samsung, and Powerchip Group Pty Ltd. These suppliers also provide us with DRAM components for use in our Verto(R) graphics cards. Collectively, our suppliers provide us with a full range of technologies. We purchase graphics processors used on our Verto(R) graphics cards almost exclusively from NVIDIA, and all the Quadro graphics cards we market are purchased solely from NVIDIA.

         We utilize contract manufacturers for the production of all our Verto(R) graphics cards and our USB Flash drives. In addition to their responsibility for the manufacturing of these products, our manufacturers also purchase many of the parts necessary to produce complete, finished goods.

         As with our customers, we maintain close working relationships with our suppliers in the United States, Europe and the Far East. Our vendor base represents a cross-section of price leaders and leading-edge, mainstream and trailing-edge product suppliers. We believe that our relationships and our retail market share position help us secure allocations in times of product shortages. In addition to purchases from our traditional memory semiconductor suppliers, we also purchase a limited amount of products through the spot market. While we prefer to purchase from our suppliers, these spot market purchases increase our flexibility and allow us to meet our customers' needs more readily. Our procurement organization operates from offices in the United States, Western Europe and the Far East located near many of our suppliers to help ensure competitive pricing and a dependable supply of materials for our products. We opened our facility in Taiwan primarily for this reason.

MANUFACTURING, DESIGN AND TESTING

         Manufacturing. For the production of memory modules, we employ highly automated manufacturing processes that involve the use of surface mount equipment. Due to our flexible manufacturing setup, we can offer our customers rapid manufacturing and test cycles on projects of all sizes. We employ rigorous quality control procedures in each facility and perform statistical process controls at various steps of the manufacturing process. In addition, we conduct quality assurance through audits to ensure that the final product meets required specifications. We believe that we adhere to the highest quality control standards in every aspect of our operations.

         We received ISO 9001 certification to the 2000 standards at our facility in New Jersey. ISO is an international series of quality standards that can improve quality, productivity and customer satisfaction, and reduce waste. To comply with ISO registration requirements, we continuously monitor and work to improve our product quality and customer satisfaction.

         Design. We provide comprehensive design and engineering services to our OEM customers for our DRAM modules. In consultation with a customer, we review its requirements and recommend cost-effective and efficient module solutions. We often provide our OEM customers with design assistance, either helping them to develop new DRAM interfaces to work with existing memory modules or to design new memory modules to work with existing memory interfaces. Our engineers also work closely with our suppliers, performing product design reviews, qualifications and testing prior to the release of new products into the market. Although we may receive additional compensation for providing our engineering, manufacturing and testing services, it is not significant and is provided as a means to increase sales.

         As a member of the Joint Electronic Device Engineering Council and as a participant in two of its key standard-setting committees, we participate in the industry design and standard-setting processes for memory modules.

         Testing. We test 100% of the products that we manufacture. We use sophisticated test systems to confirm that our memory modules function properly and meet or exceed our customers' requirements.

COMPETITION

         We conduct business in markets characterized by intense competition, rapid technological change, evolving industry standards and price volatility. We compete in these markets on the basis of product depth and breadth, service, quality and value. Some of our significant suppliers, such as Micron and Panasonic, are also our competitors. Many have the ability to manufacture competitive products at lower costs as a result of their vertical integration.

         We compete in Flash memory cards largely based on marketing techniques and value. Because our inventory strategy allows us to move relatively high-priced inventory through our sales channels quickly, we are able to rapidly adjust to decreasing prices in this market. We believe that our primary competitors in our Flash memory markets are Fuji Photo Film Co. Ltd., Lexar Media, Inc. and SanDisk Corporation. We believe that our primary competitors in the consumer DRAM modules market are Centon Electronics, Inc., K-Byte, a division of All Components, Inc., Kingston Technology Company, Inc., and Micron.

         Competition in the consumer graphics card market is based on product performance and price. While we only offer graphics cards based on NVIDIA technology, we believe that these cards offer competitive performance at their respective prices. In the consumer graphics card market, we compete with ATI, BFG Technologies Inc. and eVGA Corporation. ATI competes using its own graphics processors and cards; however, BFG and eVGA also use NVIDIA technology. In the professional graphics card market, we compete with ATI, 3DLabs, a wholly-owned subsidiary of Creative Labs, and Matrox Electronic Systems Ltd.

         We also face competition from current and prospective OEM customers that evaluate our capabilities against the merits of manufacturing products internally. We compete for OEM business with independent manufacturers such as Celestica, Inc., Kingston, Solectron, and Sanmina-SCI.

FACILITIES

         Our six facilities are located in: Parsippany, New Jersey, which is our corporate headquarters; Santa Clara, California; London, United Kingdom; Wurselen, Germany; Bordeaux, France; and Hsin Chu, Taiwan. We conduct sales, procurement and manufacturing from our facilities in New Jersey and France. We conduct sales and procurement from our facilities in California and Taiwan and sales from our other facilities. Both of our divisions use each of our facilities. We believe these facilities are strategically positioned to best serve both our customers and supply needs, while providing the geographic platform to carry out our strategy.

EMPLOYEES

         As of September 30, 2003, we had 352 full-time employees. In addition to our full-time employees, we regularly employ temporary and part-time employees. Our employees in the United States are not represented by any collective bargaining agreements. Two employees in France are represented by unions. We have never experienced a work stoppage at any of our facilities. We consider our relationship with our employees to be good.

LEGAL PROCEEDINGS

         We received notice on or about August 7, 2000 that Lemelson Medical, Education & Research Foundation, LLP filed a complaint against us and other defendants on June 30, 2000. The complaint was filed in the United States District Court in the District of Arizona and alleges that our manufacturing processes infringe several patents that the Lemelson Foundation allegedly owns. The case has been stayed pending the outcome of another case challenging the validity and enforceability of the patents at issue. We accrued $0.3 million in 2000 based in part on settlement discussions with Lemelson, which have since been abandoned. However, because of the preliminary stage of this case, any revised estimate of potential damages would be speculative, and we have not made any such revised estimate at this time.

         We are not currently involved in any other material legal proceedings. We are not aware of any other material legal proceedings threatened or pending against us. From time to time, however, we may become subject to additional legal proceedings, claims, and litigation arising in the ordinary course of business, including, but not limited to, employee, customer and vendor disputes. In addition, in the past we have received, and we may continue to receive in the future, letters alleging infringement of patents or other intellectual property rights. Our management believes that these letters generally are without merit and intends to contest them vigorously.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         Set forth below is information concerning our executive officers and directors.


NAME                                       AGE    POSITION
----                                       ---    --------
Gadi Cohen..........................       44     Chairman of the Board, President and Chief Executive Officer
Jean-Pierre Pucheu..................       57     President of PNY Technologies Europe and Director
John P. Hughes......................       45     Senior Vice President of New Business Development
Robert J. Stone.....................       40     Senior Vice President of Operations
Mark J. Ciano.......................       36     Vice President of Finance and Administrative Services
Anthony G. Gomez....................       40     Vice President of Sales and Marketing, Consumer division
John A. Unland......................       50     Vice President of World Wide Procurement
Luke M. Beshar......................       45     Director


         Gadi Cohen has served as our Chairman of the Board, President and Chief Executive Officer since he founded PNY in 1985. Prior to founding PNY, Mr. Cohen served for seven years as an officer in the Israeli army.

         Jean-Pierre Pucheu has served as President of PNY Technologies Europe since 1994 and as a Director since 1998. Mr. Pucheu supervises our European operations from our manufacturing, sales and procurement facility in Bordeaux, France. Prior to joining us, Mr. Pucheu spent 23 years with IBM, where he attained the position of Director of European Component Purchasing. Mr. Pucheu earned the equivalent of an M.B.A. from L'Ecole Superieure de Commerce et D'Administration.

         John P. Hughes has served as our Senior Vice President of New Business Development since 2002. Mr. Hughes is responsible for implementing and overseeing new business opportunities. Prior to holding his current position, Mr. Hughes was Vice President of Operations and Procurement. Formerly Product Manager at Quad Systems Corporation, a machine manufacturing company, Mr. Hughes joined us in 1991 as Director of Manufacturing. He has approximately 15 years of technology product manufacturing experience and earned a B.S. in Electrical Engineering from Lehigh University.

         Robert J. Stone has served as our Senior Vice President of Operations since 2002. Mr. Stone is responsible for manufacturing, engineering, packaging and warehouse operations. Prior to holding his current positions, Mr. Stone was Vice President of Manufacturing and Engineering. Formerly Vice President of Product Development and Integration at Quad Systems Corporation, Mr. Stone joined us in 1994 as Manufacturing Manager. He has over 18 years of experience in surface mount technology manufacturing and holds a B.S. in Electrical Engineering from the University of Rhode Island.

         Mark J. Ciano has served as our Vice President of Finance and Administrative Services since 2000. Mr. Ciano is responsible for overseeing all our financial and administrative affairs. Formerly a Senior Auditor with KPMG Peat Marwick, Mr. Ciano joined us in 1995 as Assistant Controller and became Controller in 1997. He has 13 years of finance experience and holds a B.A. in Accounting from William Patterson University.

         Anthony G. Gomez has served as our Vice President of Sales and Marketing, Consumer division since 2000. Mr. Gomez is responsible for managing and directing PNY's Consumer division sales. From April 1999 to June 2000, Mr. Gomez was the Vice President of Sales, Media Solutions at Sony Electronics Inc., with primary responsibility for managing the sale of consumer analog audio, video and camcorder media. From 1996 to 1999, Mr. Gomez was a director in this division at Sony. Mr. Gomez has an M.B.A. in Finance from Fairleigh Dickinson University.

         John A. Unland has served as our Vice President of Worldwide Procurement since 2001. Mr. Unland is responsible for managing and directing our global procurement operations and for managing our activities and growth in the Asia Pacific region. Prior to joining us, Mr. Unland held the position of Director, Strategic Alliances, with Hewlett Packard where he was responsible for establishing and managing strategic alliances with industry leading technology providers for Hewlett Packard's Personal Computer Organization. During his more than twenty years at Hewlett Packard, Mr. Unland led procurement and materials teams with global responsibility in support of server, printer and test and measurement product lines. Mr. Unland has a B.S. in Business Management from San Jose State University.

         Luke M. Beshar has served as one of our directors since December 31, 2003. He has served as Senior Vice President and Chief Financial Officer of Cambrex Corporation, a biotechnology, pharmaceutical chemicals, and pharmaceutical research products company, since December 2002. From January 2002 to December 2002, Mr. Beshar served as Senior Vice President and Chief Financial Officer for Dendrite International, a Nasdaq listed company specializing in sales force effectiveness and CRM software, solutions and support services to the pharmaceutical industry. From November 1998 to January 2002, he was Executive Vice President, Finance and Chief Financial Officer for Expanets, Inc., a provider of advanced voice and data communication solutions. Mr. Beshar served as our Executive Vice President and Chief Financial Officer from 1996 through 1998. Mr. Beshar has a B.A. in Accounting from Michigan State University, is a graduate of The Executive Program of The Darden Graduate Business School at the University of Virginia and is a member of the New York Society of Certified Public Accountants.

BOARD OF DIRECTORS

         Following the completion of this offering, our Board of Directors will have seven members, including three directors who are not employees and who are otherwise independent. Our directors will be divided into three classes. Each class will be elected for terms of three years. The initial terms of the Class I, Class II and Class III directors are expected to end at our annual stockholders' meeting held in 2004, 2005 and 2006, respectively.

COMMITTEES OF THE BOARD OF DIRECTORS

         Following completion of this offering, our Board of Directors will have an audit committee. The Board may also establish other committees to assist in the discharge of its responsibilities.

         The functions of the audit committee, which is expected to consist of
Messrs. Beshar,     and      , each a non-employee director, include:

         o reviewing the adequacy of our system of internal accounting controls;

         o reviewing the results of the independent auditor's annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

         o reviewing our audited financial statements and discussing them with management;

         o  reviewing the audit reports submitted by the independent auditors;

         o reviewing the disclosures by independent auditors concerning the relationships with our company and the performance of our independent auditors and annually recommending independent auditors;

         o  adopting and annually assessing its charter; and

         o preparing such reports or statements as may be required by the Nasdaq National Market and applicable securities laws.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         We do not have a compensation committee. Gadi Cohen was primarily responsible for all compensation decisions regarding our executive officers during the last fiscal year.

BOARD COMPENSATION

         Directors who are not our employees will receive     as compensation
for their service on the Board. Directors who are our employees are not separately compensated for serving on the Board of Directors.

EMPLOYMENT AGREEMENTS

         We currently do not have employment agreements with any of our executive officers. Each of our executive officers has entered into a severance agreement that provides for the payment of six months of salary upon termination of employment and contains a one-year non-competition provision.

EXECUTIVE COMPENSATION

         The following table sets forth information concerning the compensation for the year ended December 31, 2002 for our Chief Executive Officer and our four other most highly compensated executive officers at such date. Annual compensation amounts set forth on the table exclude perquisites and other personal benefits because such compensation did not exceed either $50,000, or 10%, of the total annual salary and bonus for any of the named executive officers. All other compensation consists of discretionary matching contributions to our 401(k) plan on behalf of each named executive officer and applicable car allowances.

                         2002 SUMMARY COMPENSATION TABLE


                                             ANNUAL COMPENSATION              LONG-TERM COMPENSATION
                                     -------------------------------------   -------------------------
                                                              ALL OTHER      RESTRICTED    SECURITIES
                                                                ANNUAL         STOCK      UNDERLYING      ALL OTHER
                                      SALARY         BONUS   COMPENSATION     AWARDS        OPTIONS     COMPENSATION
NAME AND PRINCIPAL POSITION             ($)           ($)         ($)           ($)           (#)            ($)
---------------------------------    ----------    --------  -------------   ----------   ------------  -------------
Gadi Cohen.......................     58,969(1)         -       10,467(2)                       -           6,699(3)
     President and Chief
     Executive Officer
Jean-Pierre Pucheu...............    174,329(4)    42,073(5)         -            -             -               -
     President of PNY
     Technologies Europe
John P. Hughes...................    175,000       35,000            -            -             -           8,900(3)
     Senior Vice President of New
     Business Development
Robert J. Stone..................    175,000       35,000            -            -             -           6,689(3)
     Senior Vice President of
     Operations
Anthony G. Gomez.................    175,000       35,000            -            -       150,000           8,900(3)
     Vice President of Sales and
     Marketing

---------------
(1) Represents a salary of $35,000 and a directors fee of 15,000 pounds for service on the Board of Directors of PNY Technologies (UK) Limited, a wholly-owned subsidiary of PNY Technologies Europe, converted at the December 31, 2002 exchange rate of 1.5979 pounds per U.S. dollar.

(2) Represents the perquisites, including health, dental, disability and life insurance, paid for by us on behalf of the executive.

(3)  Represents 401(k) contributions made by us.

(4) Represents a salary of 146,351 euros converted at the December 31, 2002 exchange rate of 1.0492 euros per U.S. dollar and a directors fee of 13,000 pounds for service on the Board of Directors of PNY Technologies (UK) Limited, a wholly-owned subsidiary of PNY Technologies Europe, converted at the December 31, 2002 exchange rate of 1.5979 pounds per U.S. dollar.

(5) Represents a bonus of 40,100 euros converted at the December 31, 2002 exchange rate of 1.0492 euros per U.S. dollar.

         All executive officers are eligible to participate in our employee stock option plan and may participate in other employee benefit plans and programs, such as health insurance plans, that we offer to our other employees.

OPTION GRANTS IN LAST FISCAL YEAR

         The following table sets forth information regarding grants of stock options to purchase shares of our common stock made to the named executive officers during the year ended December 31, 2002. These options were granted with an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our Board of Directors on the date of grant, and were fully vested at September 30, 2003. Potential realizable values are net of the exercise price, but before taxes associated with the exercise. Amounts representing hypothetical gains are those that could be achieved for the options if exercised at the end of the option term.

          Potential realizable value amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration dates based upon an assumed initial public offering
price of $     per share, the midpoint of the offering price range on the cover of this prospectus. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.



                                                INDIVIDUAL GRANTS
                            --------------------------------------------------------   POTENTIAL      POTENTIAL REALIZABLE
                                           PERCENT OF                                  REALIZABLE       VALUE AT ASSUMED
                                             TOTAL                                      VALUE AT      ANNUAL RATES OF STOCK
                             NUMBER OF      OPTIONS       EXERCISE                      ASSUMED      PRICE APPRECIATION FOR
                             SECURITIES    GRANTED TO    PRICE PER                     IPO PRICE          OPTION TERM
                             UNDERLYING    EMPLOYEES       SHARE                       ----------    -----------------------
                              OPTIONS      IN FISCAL        BASE         EXPIRATION
      NAME                    GRANTED       YEAR (%)      PRICE ($)         DATE         0% ($)       5% ($)       10% ($)
----------------------      ------------  -----------    ----------     ------------   ----------    ---------  ------------
Gadi Cohen                          -            -           -                 -
Jean-Pierre Pucheu                  -            -           -                 -
John P. Hughes                      -            -           -                 -
Robert J. Stone                     -            -           -                 -
Anthony G. Gomez              150,000          100        2.50          June 3, 2012

AGGREGATE YEAR-END OPTION VALUES

          The table below sets forth the value and number of shares of common stock subject to exercisable and unexercisable options held as of December 31, 2002 by each of the executive officers named in the 2002 Summary Compensation Table. No named executive officer exercised any options in 2002. The value of the unexercised in-the-money options at year end assumes a deemed value for
financial reporting purposes at year end of $     per share less the exercise
price.

                     AGGREGATE FISCAL YEAR-END OPTION VALUES


                                                               NUMBER OF SHARES OF COMMON
                                                       STOCK UNDERLYING UNEXERCISED OPTIONS AT     VALUE OF UNEXERCISED IN-THE-
                                                                         YEAR-END                   MONEY OPTIONS AT YEAR-END
                                                       ---------------------------------------     -----------------------------
NAME                                                       EXERCISABLE          UNEXERCISABLE      EXERCISABLE    UNEXERCISABLE
---------------------------------------------------    -----------------      ----------------     -----------    --------------
Gadi Cohen.........................................                -                     -
Jean-Pierre Pucheu.................................                -                     -
John P. Hughes.....................................          300,000                     -
Robert J. Stone....................................          330,000                     -
Anthony G. Gomez...................................          150,000                     -

STOCK OPTION AND OTHER BENEFIT PLANS

STOCK OPTION PLAN

          In June 1999, we adopted our employee stock option plan, which was amended and restated in October 2000, for directors, officers, employees, consultants and other individuals or entities selected by our Board of Directors or compensation committee, which provides for nonqualified stock option and incentive stock option grants to our employees and directors. As of September 30, 2003, options for 2,562,840 shares were issued, 4,750 were exercised, 1,761,400 were cancelled and 4,932,410 shares were available for future grants under the plan. Options granted under our plan currently vest over four years. In connection with the consummation of this offering, we intend to grant options
to purchase up to     shares at an exercise price equal to $     per share to
existing employees who currently do not hold stock options. We expect to incur a
stock-based compensation charge of $     million in connection with this option
grant over their four-year vesting period. We also intend to grant options to
purchase up to     shares to new employees at an exercise price equal to the
public offering price.

         Options under the plan generally expire ten years from the date of grant. If a participant's employment or provision of services is terminated for a reason other than as a result of death, disability or retirement, the options expire 30 days after termination, unless extended in accordance with the plan. If a participant's employment is terminated as a result of death, disability or retirement, the options expire 90 days from the date of termination. All shares issued pursuant to the plan are subject to transfer restrictions.

401(k) PROFIT SHARING PLAN

         We adopted a tax-deferred 401(k) profit sharing plan in September 1996. The plan covers substantially all full-time U.S. employees on our payroll who are at least 21 years of age. Employees become eligible to participate in the first quarterly enrollment date after hire. The plan provides for voluntary employee contributions up to 60% of their annual pre-tax compensation, subject to the maximum limit allowed by the Internal Revenue Service guidelines, which is currently $13,500 annually. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions to the plan, and income earned on the plan contributions, are not taxable to employees until withdrawn from the plan, and contributions by us will be deductible by us when made. The trustee under the plan, at the discretion of each participant, invests the employee contributions to the plan in selected investment options.

         At our discretion, we make matching contributions to each participating employee based on his or her voluntary contributions to the plan. We currently match one-half of an employee's matchable contributions to the plan, which cannot exceed 3% of their compensation. We may also make, in our discretion, annual profit sharing contributions on behalf of eligible employees. Each employee who is a plan participant on the last day of the plan year and has completed at least 1,000 hours of service during the year is entitled to a share of any profit sharing contribution we make for the plan year. Our matching contribution and profit sharing contributions vest at the rate of 20% per year beginning after the employee's second year of employment with us.

RESTRICTED STOCK AWARDS

         During 1997 and 1998, we granted to specified employees and in one case to a former employee for no consideration the right to receive 1,335,300 shares of common stock, which will be delivered to them when the restriction period described below terminates. These stock awards are subject to a ten-year cliff vesting schedule, based on continued employment. These shares are also subject to certain restrictions on transfer which terminate in part at the end of a restriction period that ends on the earliest to occur of (1) 180 days following the consummation of our initial public offering, (2) immediately prior to a change in control, and (3) ten years after the date of grant. Gadi Cohen has agreed to transfer to us as a contribution of capital, upon the termination of the restriction period, a number of shares of common stock equal to the number of shares of common stock that we have agreed to deliver to the specified employees. As of September 30, 2003, and after giving effect to shares to be issued and shares forfeited during the period beginning in 1997 and ending on September 30, 2003, we expect Gadi Cohen to deliver 532,800 shares to us, and we will in turn deliver those to the specified employees upon the termination of the restriction period.

LIMITATION OF DIRECTORS AND OFFICERS LIABILITY

         Our certificate of incorporation provides that no director will be liable for monetary damages for breach of the director's fiduciary duty to us or our stockholders, except for liability arising from:

         o  breach of the director's duty of loyalty to us or our stockholders;

         o acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

         o improper distributions to stockholders and improper purchases or redemptions of stock; and

         o transactions from which the director derived an improper personal benefit.

         This provision of our certificate of incorporation does not eliminate the directors' fiduciary duties, and in appropriate circumstances, equitable remedies including an injunction or other forms of non-monetary relief would remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, including federal securities laws or state or federal environmental laws.

         In addition, our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person we are required or permitted to indemnify. We have obtained directors and officers liability insurance coverage, which covers, among other things, liabilities arising under the Securities Act of 1933, as amended, or the Securities Act.

                           RELATED PARTY TRANSACTIONS

         In August 1995, we entered into a Preferred Stock and Warrant Purchase Agreement with certain affiliates of Goldman, Sachs & Co. and Gadi Cohen. As part of that agreement, we sold 13,000 shares of Series A preferred stock, convertible into 3,900,000 shares of common stock, and warrants to purchase 1,462,500 shares of common stock for an aggregate purchase price of $15.0 million, to affiliates of Goldman, Sachs & Co. The warrants expired in August
2002, and were not exercised. Assuming an offering price of $      per share of
common stock, the value of the Series A preferred stock held by certain
affiliates of Goldman, Sachs & Co. would be $      million. Upon the automatic
conversion of the Series A preferred stock upon consummation of this offering, the affiliates of Goldman, Sachs & Co. will be the beneficial owners of more than 5% of our outstanding shares of common stock. See "Principal Stockholders" for information relating to the beneficial ownership of shares and identification of affiliates of Goldman, Sachs & Co.

         In connection with the redemption of our formerly outstanding Series B and C Preferred Stock, the holders of the Series A Preferred Stock became entitled to 7% dividends paid semi-annually. Effective January 1, 2002, the dividend rate was changed to 4.25%. On April 1, 2003, holders of more than 50% of the shares of Series A Preferred Stock waived their rights to dividends through January 1, 2003. Therefore, all rights of the holders of the Series A Preferred Stock to receive any dividends which had accrued prior to January 1, 2003 were cancelled.

         In consideration for the redemption of our formerly outstanding Series B and Series C Preferred Stock held by Ruth Cohen, Gadi Cohen's spouse, on December 5, 2000, we paid her $6.0 million in cash, forgave $2.3 million she owed us, and issued a note to her in the amount of $9.8 million. There is currently $5.0 million outstanding on the note, which must be repaid with proceeds from this offering.

         We believe that each of the transactions described above was made on terms that were no less favorable to us than could be obtained from unaffiliated parties.

                             PRINCIPAL STOCKHOLDERS

         The table below sets forth information known to us regarding the beneficial ownership of our common stock as of September 30, 2003, as adjusted to reflect the automatic conversion of outstanding shares of Series A preferred stock into common stock, resulting in the issuance of 3,980,400 shares of our common stock, with an effective conversion price of $3.97 per share, and to reflect the sale of the common stock offered by this prospectus, by:

         o each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock;

         o  each named executive officer;

         o  each of our directors; and

         o  all executive officers and directors as a group.

         Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, or the Commission, and generally includes voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within sixty days of the date of this prospectus are deemed outstanding for purposes of computing the beneficial ownership by the person holding such options, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the stockholders below is c/o PNY Technologies, Inc., 299 Webro Road, Parsippany, New Jersey 07054.



                                                                                             PERCENTAGE OF SHARES
                                                                          NUMBER OF           BENEFICIALLY OWNED
                                                                            SHARES        --------------------------
                                                                         BENEFICIALLY      BEFORE           AFTER
BENEFICIAL OWNER                                                            OWNED         OFFERING         OFFERING
-------------------------------------------------------------           -------------     --------        ----------
EXECUTIVE OFFICERS AND DIRECTORS:
Gadi Cohen(1)................................................            25,800,000         83.4%
Jean-Pierre Pucheu(2)........................................               944,100          3.1
Mark J. Ciano(3).............................................               150,000          0.5
Anthony G. Gomez(4)..........................................               150,000          0.5
John Unland(5)...............................................                67,500          0.2
John P. Hughes(6)...........................................                323,700          1.0
Robert J. Stone(7)...........................................               337,800          1.1
Luke M. Beshar(8)............................................               427,950          1.4
All executive officers and directors as a group (8 persons)..            28,201,050         91.2

OTHER STOCKHOLDERS:
The Goldman Sachs Group, Inc. and affiliates(9)..............             3,783,000         12.2
85 Broad Street
New York, NY  10004

---------------
(1) Includes 532,800 shares of common stock that will be transferred to certain employees 180 days following the consummation of this offering.

(2) Includes 147 shares of Series A preferred stock, which will automatically convert into 44,100 shares of common stock, with an effective conversion price of $3.97 per share, upon consummation of this offering and 900,000 shares of common stock that can be acquired upon the exercise of outstanding options.

(3) Includes 150,000 shares of common stock that can be acquired upon the exercise of outstanding options.

(4) Includes 150,000 shares of common stock that can be acquired upon the exercise of outstanding options.

(5) Includes 67,500 shares of common stock that can be acquired upon the exercise of outstanding options.

(6) Includes 79 shares of Series A preferred stock, which will automatically convert into 23,700 shares of common stock, with an effective conversion price of $3.97 per share, upon consummation of this offering, and 300,000 shares of common stock that can be acquired upon the exercise of outstanding options.

(7) Includes 26 shares of Series A preferred stock, which will automatically convert into 7,800 shares of common stock, with an effective conversion price of $3.97 per share, upon consummation of this offering, and 330,000 shares of common stock that can be acquired upon the exercise of outstanding options.

(8) Includes 113 shares of Series A preferred stock, which will automatically convert into 33,900 shares of common stock with an effective conversion price of $3.97 per share, upon consummation of this offering, and 144,000 shares of common stock that can be acquired upon the exercise of outstanding options and 250,050 of common stock.

(9) 7,912 shares of Series A preferred stock, which will automatically convert into 2,373,600 shares of common stock, with an effective conversion price of $3.97 per share, upon consummation of this offering held by GS Capital Partners II, L.P.; 3,145 shares of Series A preferred stock, which will automatically convert into 943,500 shares of common stock upon consummation of this offering held by GS Capital Partners II Offshore, L.P.; 292 shares of Series A preferred stock, which will automatically convert into 87,600 shares of common stock upon consummation of this offering held by Goldman, Sachs & Co. Verwaltungs GmbH; 594 shares of Series A preferred stock, which will automatically convert into 178,200 shares of common stock upon consummation of this offering held by Stone Street Fund 1995, L.P.; 667 shares of Series A preferred stock, which will automatically convert into 200,100 shares of common stock upon consummation of this offering held by Bridge Street Fund 1995, L.P. Goldman, Sachs and Co. is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to own beneficially and indirectly an aggregate of 3,783,000 shares held by the limited partnerships listed above. Affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of those partnerships. Each of the limited partnerships shares voting and investment power with certain of its respective affiliates. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaim beneficial ownership of the shares owned by the limited partnerships to the extent that those shares are attributable to partnership interests therein held by persons other than The Goldman Sachs Group, Inc. and its affiliates.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The total amount of our authorized capital stock consists of 125,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock.

     After giving effect to this offering and the conversion of our Series A preferred stock described below, assuming an initial public offering price of
$      per share and no exercise of the underwriters' over-allotment option, we
will have      shares of common stock outstanding. At the closing of this offering, all of our currently outstanding shares of Series A preferred stock will automatically convert into 3,980,400 shares of common stock with an effective conversion price of $3.97 per share. After giving effect to these transactions, we will have no shares of any series of preferred stock outstanding.

         The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and our bylaws (both of which will be amended at or prior to the consummation of this offering to reflect the following description), and by the provisions of applicable law.

COMMON STOCK

         The holders of our common stock are entitled to:

         o one vote per share on all matters submitted to a vote of our stockholders;

         o the payment of any dividends declared by the Board of Directors out of legally available funds, after the superior rights of any preferred stock holders have been satisfied; and

         o share ratably in company assets available for distribution to them in the event of our liquidation, dissolution, distribution of assets or winding up.

         The holders of common stock do not have cumulative voting rights. As a result, the holders of a majority of the outstanding common stock can elect all our directors. The remaining common stockholders will not be able to elect any directors. The holders of common stock have no preemptive or other subscription rights, and there are no conversion, redemption or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable. There are provisions in our certificate of incorporation and bylaws that would have the effect of delaying, deterring or preventing a change in control of our management in the case of a hostile takeover or other acquisition. See "--Anti-Takeover Provisions of Delaware Law and Our Charter."

PREFERRED STOCK

         Our Board of Directors will have the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board of Directors determines the specific rights of the preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the power of the common stock, impairing liquidation rights of the common stock and delaying or preventing a change of control or the removal of our existing management without further action by the shareholders. We have no present plans to issue any shares of preferred stock.

WARRANTS

         There are currently 49,500 warrants outstanding. Each of these warrants provides for the purchase of one share of common stock and has an exercise price of $0.03. These warrants expire May 1, 2008.

REGISTRATION RIGHTS

         As of the completion of this offering, the holders of an aggregate of 30,935,200 shares of common stock will be entitled to registration rights. These rights are provided under the terms of a registration rights agreement, management stockholders agreement and employee stock option plan between us and the holders of registrable securities, who include the affiliates of Goldman Sachs mentioned above, Gadi Cohen and current and former members of management and employees who purchased stock under the option plan. This agreement provides demand registration rights to the holders of registrable securities. In addition, the holders of all of the registrable securities are entitled under these agreements, subject to limitations, to require us to include their registrable securities in future registration statements filed by us.

         The demand registration rights provide that stockholders may request registration of their shares at our expense 180 days after the effective date of the registration statement of which this prospectus is a part, subject to a minimum amount of the requesting stockholder's shares per requested registration, and subject to our right to register our own shares or shares of other requesting stockholders, which may limit the total number of shares that may be sold in a single offering. These rights are being waived in connection with this offering for a period of 180 days after the date of the final prospectus relating to this offering.

         Holders of registrable securities are entitled to request us to register their securities when we propose or are required to register equity securities under the Securities Act. We are obligated to provide notice of the registration and the holders of registrable securities may request registration of their shares within 15 days of receipt of the notice. These rights are being waived in connection with this offering for a period of 180 days after the date of the final prospectus relating to this offering.

         Registration of shares of common stock pursuant to the rights granted in these agreements will result in such shares becoming freely tradable without restriction under the Securities Act. All registration expenses incurred in connection with the above registrations will be borne by us.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND OUR CHARTER

         Delaware Law. In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

         o before that date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

         o on consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

         o on or after that date, the business combination is approved by the Board of Directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

         Section 203 defines "business combination" to include:

         o any merger or consolidation involving the corporation and the interested stockholder;

         o any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

         o in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

         o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

         In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

         Charter provisions. Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management. First, our certificate of incorporation provides that all stockholder actions upon completion of this offering must be effected at a duly called meeting of holders and not by a consent in writing. Second, our bylaws provide that special meetings of the holders may be called only by the chairman of the Board of Directors or shall be called by our Secretary at the request of our Board of Directors under a resolution adopted by a majority of the total number of authorized directors. Third, our certificate of incorporation and bylaws provide for a classified Board of Directors in which approximately one-third of the directors would be elected each year. Consequently, any potential acquirer would need to successfully complete two proxy contests in order to take control of the Board of Directors. As a result of the provisions of the certificate of incorporation and Delaware law, stockholders will not be able to cumulate votes for directors. Finally, our bylaws establish procedures, including advance notice procedures, with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our management.

TRANSFER AGENT AND REGISTRAR

               has been appointed as the transfer agent and registrar for our common stock.

                         SHARES ELIGIBLE FOR FUTURE SALE

         The sale of a substantial amount of our shares in the public market after this offering could adversely affect the prevailing market price of our shares. Furthermore, the sale of a substantial amount of shares in the public market after the contractual and legal restrictions on resale described below lapse could adversely affect the prevailing market price of our shares and our ability to raise equity capital in the future.

         Upon completion of this offering, we will have outstanding an aggregate
of      shares, assuming no exercise of the underwriters' over-allotment option.
Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

         Assuming the conversion of the Series A preferred stock and the exercise of all outstanding and vested options, upon the expiration of the lock-up agreements described below and subject to the provisions of Rule 144 and Rule 701, restricted shares totaling 30,935,200 will be available for sale in the public market 180 days after the date of this prospectus. The sale of these restricted securities is subject to the volume restrictions contained in those rules. Some of these restricted shares, described as not being eligible for sale until 180 days after the date of this prospectus, may become eligible for sale at an earlier date, as described in "Underwriting."

LOCK-UP AGREEMENTS

         We, our directors and executive officers and substantially all of our stockholders, who own or have the right to purchase in the aggregate 30,935,200 shares of our common stock, have entered into lock-up agreements with the underwriters. Under those agreements, subject to limited exceptions, neither we nor any of our directors or executive officers nor any of those stockholders may dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, Lehman Brothers may release all or some of the securities from these lock-up agreements. See "Underwriting."

RULE 144

         In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

         o  one percent of the number of shares of common stock then
            outstanding, which will equal approximately     shares immediately
            after this offering; or

         o the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

         The sales of any shares of common stock under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(k)

         Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Immediately
upon completion of this offering,        shares will be eligible for sale under
Rule 144(k).

RULE 701

         In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

         No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. After
this offering, there will be      shares available for sale under Rule 701.
Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

STOCK PLANS

         We intend to file a registration statement under the Securities Act
covering        shares of common stock reserved for issuance under our employee stock option plan. This registration statement is expected to be filed as soon as practicable after the effective date of this offering.

         As of September 30, 2003, there are options to purchase 2,562,840 shares of our common stock outstanding under our employee stock option plan. In connection with the consummation of this offering, we intend to grant options to
purchase up to    shares at an exercise price equal to $     per share to
existing employees who currently do not hold stock options. Also, in connection with the consummation of this offering, we intend to grant options to purchase
an additional     shares of our common stock to new employees at an exercise price equal to the public offering price. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some of the options, the expiration of lock-up agreements.

            UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

         The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock to a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any holder that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:

         o  an individual citizen or resident of the United States;

         o a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state or the District of Columbia;

         o an estate whose income is subject to U.S. federal income tax regardless of its source; or

         o a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons that have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

         If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

         This discussion assumes that non-U.S. holders will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special tax situation. U.S. expatriates or former long-term residents, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the U.S. dollar, that have elected market-to-market accounting, who acquired our common stock as compensation, or that hold our common stock as part of a hedge, straddle, constructive sale, conversion, or other risk reduction transaction, and special status corporations (such as "controlled foreign corporations," "foreign investment companies," "foreign passive investment companies," "foreign personal holding companies," and corporations that accumulate earnings to avoid U.S. income tax) are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

         We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's tax basis, but not below zero, and then will be treated as gain from the sale of stock.

         Any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an Internal Revenue Service ("IRS") Form W-8BEN (or successor form) or an appropriate substitute form certifying qualification for the reduced rate. The non-U.S. holder must periodically update the information on such forms. Such non-U.S. holder may also be required to obtain and provide a U.S. taxpayer identification number and/or demonstrate residence in the applicable foreign jurisdiction by providing documentation issued by the government of such jurisdiction. Furthermore, Treasury Regulations require special procedures for payments through qualified intermediaries. A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the IRS.

         Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI (or successor form) or an appropriate substitute form properly certifying such exemption. "Effectively connected" dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any effectively connected dividends or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States.

         In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

GAIN ON DISPOSITION OF COMMON STOCK

         A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

         o the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes);

         o the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

         o our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock, and the non-U.S. holder does not fall within a de minimis exception. We have determined that we are not and do not believe that we will become a U.S. real property holding corporation for U.S. federal income tax purposes. However, we can give no assurance that we will not become a U.S. real property holding corporation. Accordingly, non-U.S. holders are urged to consult their tax advisors to determine the application of these rules to their disposition of our common stock.

FEDERAL ESTATE TAXES

         Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable tax treaty provides otherwise. An individual may be subject to U.S. federal estate tax but not U.S. federal income tax as a resident or may be subject to U.S. federal income tax as a resident but not U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld in the case of each non-U.S. holder. A similar report is sent to the holder. Tax treaties or other agreements may require the IRS to make its reports available to tax authorities in the recipient's country of residence.

         Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example by properly certifying its non-U.S. status on a Form W-8BEN (or successor form) or an appropriate substitute form. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person or that any other condition of exemption is not satisfied.

         The payment of the gross proceeds of the sale, exchange or other disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the non-U.S. holder, prior to payment, certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, and provided that the broker does not have actual knowledge, or reason to know, that the purported non-U.S. holder is actually a U.S. person or that the conditions of any other exemption are not in fact satisfied. The payment of the gross proceeds of the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S.-related person"). In the case of the payment of the gross proceeds of the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S.-related person, Treasury Regulations do not require backup withholding but do require information reporting on the payment unless the broker, prior to payment, (a) has documentary evidence in its files that the owner is a non-U.S. holder, and
(b) has no knowledge, or reason to know, to the contrary.

         Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

         THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT THAT INVESTOR'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND OF ANY CHANGES OR PROPOSED CHANGES IN APPLICABLE LAW.

                                  UNDERWRITING

         Under the terms of an underwriting agreement, which has been filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Needham & Company, Inc. and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase from us the respective number of shares of common stock opposite its name below:


                                                                                                         NUMBER
UNDERWRITERS                                                                                           OF SHARES
-------------                                                                                          ---------
Lehman Brothers Inc..............................................................................
Needham & Company, Inc...........................................................................
Thomas Weisel Partners LLC.......................................................................



                                                                                                       ---------

Total............................................................................................      =========


         The underwriting agreement provides that the underwriters' obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

         o the obligation to purchase all of the shares of our common stock, if any of the shares are purchased (other than those shares subject to the underwriters' over-allotment option, until that option is exercised);

         o if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated;

         o the representations and warranties made by us to the underwriters are true;

         o  there is no material change in the financial markets; and

         o  we deliver customary closing documents to the underwriters.

OVER-ALLOTMENT OPTION

         We have granted the underwriters a 30-day option to purchase up
to      shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these shares to the underwriters.

COMMISSIONS AND EXPENSES

         The representatives have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of
$     per share. The underwriters may allow, and the selected dealers may
re-allow, a discount from the concession not in excess of $    per share to
other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

         The following table summarizes the underwriting discounts and commissions we will pay to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the
underwriters' over-allotment option to purchase up to     additional shares. The
underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us for the shares.


                                                                 NO EXERCISE          FULL EXERCISE
                                                                 -----------          -------------
             Per Share.................................           $                    $
             Total.....................................           $                    $

         We estimate that the total expenses of this offering, excluding
underwriting discounts and commissions paid by us, will be approximately $     .

LISTING

         We propose to list our common stock on the Nasdaq National Market under the symbol "PNYT." In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the Nasdaq National Market listing requirements.

OFFERING PRICE DETERMINATION

         Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The factors that the representatives will consider in determining the public offering price include:

         o  the history and prospects for the industry in which we compete;

         o the ability of our management and our business potential and earning prospects;

         o  the prevailing securities markets at the time of this offering; and

         o the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

         The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

         o Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

         o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

         o Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

         o Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

         These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

         Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

LOCK-UP AGREEMENTS

         We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters, for a period of 180 days after the date of this prospectus, except pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof.

         Our executive officers and directors and stockholders holding substantially all of our common stock have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters.

INDEMNIFICATION

         We have agreed to indemnify the underwriters against liabilities relating to the offering including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

DIRECTED SHARE PROGRAM

         At our request, the underwriters have reserved for sale at the initial
public offering price up to      shares offered hereby to certain persons as
directed by us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

DISCRETIONARY ACCOUNTS

         The representatives have informed us that they will not intend to confirm the sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority in excess of 5% of shares offered by them.

STAMP TAXES

         Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

OFFERS AND SALES IN CANADA

         Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada where the sale is made.

ELECTRONIC DISTRIBUTION

         A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

         Other than the prospectus in electronic format, the information on the underwriters' web site and any information contained in any other web site maintained by the underwriter is not part of this prospectus or the registration statement of which this prospectus and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters in its capacity as underwriter and should not be relied upon by investors.

OUR RELATIONSHIPS WITH THE UNDERWRITERS

         Certain of the underwriters and their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive compensatory compensation.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Weil, Gotshal & Manges LLP advised the underwriters in connection with this offering.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule as of December 31, 2001 and for the years ended December 31, 2000 and 2001, as set forth in their reports. We have included our financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports given on their authority as experts in accounting and auditing.

         The consolidated financial statements and schedule of PNY Technologies, Inc. and subsidiaries as of December 31, 2002 and for the year ended December 31, 2002 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         In 2002, with the approval of our Board of Directors, we decided to engage KPMG LLP as our independent auditors. We did not have any disagreement with Ernst & Young LLP on any matters of accounting principle or practice, financial statement disclosure or auditing scope or procedure. Ernst & Young LLP's report on our consolidated financial statements as of December 31, 2001 and for the years ended December 31, 2000 and 2001 expressed unqualified opinions as to those financial statements.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. While the information contained in this prospectus is materially complete, this prospectus does not contain all the information set forth in the registration statement and its exhibits and schedules. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and to the exhibits. The exhibits to the registration statement include the full text of contracts, agreements and other documents described in this prospectus. You should refer to these exhibits when reading the descriptions of these documents contained in this prospectus. You should be aware that when we discuss these contracts or documents in this prospectus we are assuming that you will read the exhibits to the registration statement for a more complete understanding of the contract or document.

         Following the offering we will become subject to the reporting requirements of the Securities Act. In accordance with that law, we will be required to file reports and other information with the Commission. The registration statement and exhibits, as well as those reports and other information when so filed, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of all or any part of the registration statement may be obtained from the Commission's offices on payment of fees prescribed by the Commission. The Commission maintains a World Wide Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

         We will furnish our shareholders annual reports and unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with generally accepted accounting principles. The consolidated financial statements included in the annual reports will be examined and reported on, with an opinion expressed, by our independent auditors.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                    Page
                                                                                                    ----
Independent Auditors' Report - KPMG LLP............................................................  F-2
Independent Auditors' Report - Ernst & Young LLP...................................................  F-3
Consolidated Balance Sheets........................................................................  F-4
Consolidated Statements of Operations..............................................................  F-5
Consolidated Statements of Stockholders' Equity and
      Accumulated Other Comprehensive Income (Loss)................................................  F-6
Consolidated Statements of Cash Flows..............................................................  F-7
Notes to Consolidated Financial Statements.........................................................  F-8


                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
PNY Technologies, Inc.

We have audited the accompanying consolidated balance sheet of PNY Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and accumulated other comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PNY Technologies, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                                 /s/ KPMG LLP

May 16, 2003, except for the third paragraph of
  Note 6 - Long-term Debt and Capital Leases, as to which the date is August 6, 2003

                          INDEPENDENT AUDITORS' REPORT

                      PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)




                                                                                                                       PRO FORMA
                                                                                                                     STOCKHOLDERS'
                                                                                                                    EQUITY DATA AT
                                                                            DECEMBER 31,            SEPTEMBER 30,    SEPTEMBER 30,
                                                                 ------------------------------         2003              2003
                                                                      2001              2002        (UNAUDITED)       (UNAUDITED)
                                                                 ------------     -------------     -------------   ---------------
ASSETS
Current assets:
   Cash and cash equivalents.................................    $     5,338      $     7,480       $     3,838
   Accounts receivable, less allowance for doubtful
    accounts of $1,261, $1,060 and $1,095 at December 31,
    2001 and 2002 and September 30, 2003 (unaudited),
    respectively.............................................         51,858           55,257            51,495
   Inventories...............................................         33,774           48,285            38,874
   Income taxes receivable...................................          2,557                -               225
   Deferred income taxes.....................................          2,627            1,838             2,384
   Prepaid expenses and other................................          4,261            3,967             3,139
   Assets held for sale......................................              -                -               512
                                                                 -----------      -----------       -----------
         Total current assets................................        100,415          116,827           100,467
                                                                 -----------      -----------       -----------
Property, plant and equipment, net...........................         12,172            6,615             5,622
Deferred income taxes........................................             18            1,029               760
Deposits and other...........................................            418              186               197
                                                                 -----------      -----------       -----------
         Total assets........................................    $   113,023      $   124,657       $   107,046
                                                                 ===========      ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt.........................    $    31,560      $    33,894       $    25,995
   Current portion of capital lease obligations..............            843              331               183
   Accounts payable..........................................         29,545           38,839            32,700
   Bank overdrafts...........................................          1,389            2,238             2,365
   Accrued expenses..........................................          9,326           10,778             8,778
   Customer allowances.......................................         17,150           17,205            13,260
   Income taxes payable......................................            298            1,555               282
   Interest payable to related party.........................             73               46                78
   Other.....................................................            197            1,068               856
                                                                 -----------      -----------       -----------
         Total current liabilities...........................         90,381          105,954            84,497

Capital lease obligations....................................            603              123                 -
Note payable to related party................................          7,916            5,189             4,971
Note payable - acquisition of business.......................          1,608                -                 -
Dividends payable to convertible Series A preferred
  stockholders...............................................          1,147            1,797               488
Other long-term liabilities..................................          1,266            3,088             3,833
                                                                 -----------      -----------       -----------
         Total liabilities...................................        102,921          116,151            93,789
                                                                 -----------      -----------       -----------
Commitment and contingencies

Stockholders' equity:
   Convertible Series A preferred stock cumulative,
     participating: par value $.01 per share; authorized
     15,000 shares; issued and outstanding 13,268 shares
     in 2001, 2002, and 2003 (unaudited), and none on a
     pro forma basis (liquidation preference of $15,797 at
     September 30, 2003) (unaudited).........................              -                -                 -                -
   Common stock: par value $0.01 per share; authorized
     125,000,000 shares; issued and outstanding
     26,954,800 shares in 2001, 2002 and 2003 (unaudited),
     and issued 31,270,300 shares (unaudited) and outstanding
     30,935,200 shares (unaudited) on a pro forma basis......            270              270               270              313
   Deferred stock compensation...............................         (2,804)            (477)             (239)            (239)
   Additional paid-in capital................................          7,749            5,199             5,195            5,152
   Treasury stock, at cost: 1,117 shares of Series A
     preferred stock in 2001, 2002 and 2003 (unaudited),
     335,100 shares of common stock on a pro forma basis
     (unaudited).............................................         (1,502)          (1,502)           (1,502)          (1,502)
   Accumulated earnings......................................          7,080            3,195             6,016            6,016
   Accumulated other comprehensive income (loss).............           (610)           1,902             3,598            3,598
   Notes receivable from employees...........................            (81)             (81)              (81)             (81)
                                                                 -----------      -----------       -----------         --------
         Total stockholders' equity..........................         10,102            8,506            13,257           13,257
                                                                 -----------      -----------       -----------         --------
         Total liabilities and stockholders' equity..........    $   113,023      $   124,657       $   107,046
                                                                 ===========      ===========       ===========


          See accompanying notes to consolidated financial statements.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                                           NINE MONTHS ENDED
                                                                        YEAR ENDED                            SEPTEMBER 30,
                                                                        DECEMBER 31,                           (UNAUDITED)
                                                      --------------------------------------------      --------------------------
                                                          2000             2001            2002            2002           2003
                                                      ------------     -----------      ----------      ----------    ------------
 Net sales....................................        $   548,341      $   314,197       $   334,603    $   251,615    $    258,564
 Cost of sales................................            484,053          281,688           286,351        217,376         223,128
                                                       ----------       ----------        ----------     ----------      ----------
 Gross profit.................................             64,288           32,509            48,252         34,239          35,436
                                                       ----------       ----------        ----------     ----------      ----------
 Operating expenses:
    Selling...................................             21,328           21,184            26,228         19,566          21,765
    Warehouse.................................              1,476            1,608             1,735          1,313           1,522
    General and administrative................             13,086            9,586             8,513          6,133           6,300
    Restructuring and other charges...........                  -                -            10,387          9,658           1,745
                                                       ----------       ----------        ----------     ----------      ----------
      Total operating expenses................             35,890           32,378            46,863         36,670          31,332
                                                       ----------       ----------        ----------     ----------      ----------
 Operating income (loss)......................             28,398              131             1,389         (2,431)          4,104

 Other income (expense):
    Interest income...........................                152              177               164            118             109
    Interest expense..........................             (4,424)          (2,182)           (1,477)        (1,141)         (1,158)
    Interest expense to related party.........                (47)            (631)             (305)          (241)           (164)
    Foreign exchange (loss) gain..............               (751)             899            (1,983)        (1,828)           (456)
    Other income, net.........................                461              161               166            253             154
                                                       ----------       ----------        ----------     ----------      ----------
      Total other expense.....................             (4,609)          (1,576)           (3,435)        (2,839)         (1,515)
                                                       ----------       ----------        ----------     ----------      ----------
 Income (loss) before income taxes............             23,789           (1,445)           (2,046)        (5,270)          2,589

 Provision for income taxes...................              3,402              943             1,189            699           1,077
                                                       ----------       ----------        ----------     ----------      ----------
 Net income (loss)............................             20,387           (2,388)           (3,235)        (5,969)          1,512

 Dividends (waiver of dividends) on
 Convertible Series A preferred stock.........                  -            1,147               650            488          (1,309)
                                                       ----------       ----------        ----------     ----------      ----------
 Net income (loss) available to common
 stockholders.................................        $    20,387      $    (3,535)      $   (3,885)    $   (6,457)    $      2,821
                                                       ==========       ==========        ==========     ==========      ==========
 Net income (loss) per common share:

    Basic.....................................        $      0.78      $     (0.14)      $     (0.14)   $  (0.24)      $       0.10
    Diluted...................................               0.60            (0.14)            (0.14)      (0.24)              0.05

 Shares used in computing net income (loss) per
  common share
    Basic.....................................         26,050,050       26,120,205        26,954,800     26,954,800      26,954,800
    Diluted...................................         33,720,454       26,120,205        26,954,800     26,954,800      32,454,471


          See accompanying notes to consolidated financial statements.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND
                 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)




                                            CONVERTIBLE
                                              SERIES A
                                          PREFERRED STOCK           COMMON STOCK           DEFERRED       ADDITIONAL
                                       ---------------------   ----------------------       STOCK           PAID-IN
                                       SHARES        AMOUNT      SHARES       AMOUNT     COMPENSATION       CAPITAL
                                       --------     --------   ----------    --------    ------------     ----------
Balance at December 31, 1999.......    13,658        $   -     26,050,050    $   261      $      -          $ 1,644
  Repurchase of preferred stock....      (390)
  Compensatory stock option
    grants.........................                                                        (10,748)          10,748
  Stock-based compensation.........                                                          1,407               42
  Net income.......................
  Currency translation
    adjustment.....................
  Comprehensive income.............
                                       ------       ------     ----------    -------      --------          -------
Balance at December 31, 2000.......    13,268            -     26,050,050        261        (9,341)          12,434
  Exercise of employee stock
    options........................                                 4,750          -                              5
  Exercise of warrants.............                               900,000          9                             21
  Cancellation of notes
    receivable charged to
    compensation expense...........
  Cancellation of compensatory
    stock option grants upon
    termination of employment......                                                          4,669           (4,669)
  Stock-based compensation.........                                                          1,868              (42)
  Dividends on Series A preferred
    stock..........................
  Net loss.........................
  Currency translation adjustment..
  Comprehensive loss...............
                                       ------       ------     ----------    -------      --------          -------
Balance at December 31, 2001.......    13,268            -     26,954,800        270        (2,804)           7,749
  Cancellation of compensatory
    stock option grants upon
    termination of employment......                                                          2,550           (2,550)
  Stock-based compensation.........                                                           (223)
  Dividends on Series A preferred
    stock..........................
  Net loss.........................
  Currency translation adjustment..
  Comprehensive loss...............
                                       ------       ------     ----------    -------      --------          -------
Balance at December 31, 2002.......    13,268            -     26,954,800        270          (477)           5,199
  Cancellation of compensatory
    stock option grants upon
    termination of employment
    (unaudited)....................                                                            238             (238)
  Stock-based compensation
    (unaudited)....................                                                                             234
  Waiver of dividends on Series A
    preferred stock (unaudited)....
  Dividends on Series A preferred
    stock (unaudited)..............
  Net income (unaudited)...........
  Currency translation adjustment
    (unaudited)....................
  Comprehensive income
    (unaudited)....................
                                       ------       ------     ----------    -------      --------          -------
Balance at September 30, 2003
       (unaudited)...........          13,268        $   -     26,954,800    $   270      $   (239)         $ 5,195
                                       ======       ======     ==========    =======      ========          =======






                                           TREASURY STOCK
                                              SERIES A                            ACCUMULATED        NOTES
                                           PREFERRED STOCK       ACCUMULATED         OTHER        RECEIVABLE       TOTAL
                                         -------------------       EARNINGS      COMPREHENSIVE       FROM       STOCKHOLDERS'
                                         SHARES       AMOUNT       (DEFICIT)     INCOME (LOSS)     EMPLOYEES       EQUITY
                                         ------     --------     -----------     -------------    ----------    -------------

Balance at December 31, 1999.......        727      $  (683)      $  (9,772)       $     96          $ (93)       $ (8,547)
  Repurchase of preferred stock....        390         (819)                                                          (819)
  Compensatory stock option
    grants.........................                                                                                      -
  Stock-based compensation.........                                                                                  1,449
  Net income.......................                                  20,387                                         20,387
  Currency translation
    adjustment.....................                                                      27                             27
                                                                                                                  --------
  Comprehensive income.............                                                                                 20,414
                                        ------      -------       ---------        --------          -----        --------
Balance at December 31, 2000.......      1,117       (1,502)         10,615             123            (93)         12,497
  Exercise of employee stock
    options........................                                                                                      5
  Exercise of warrants.............                                                                                     30
  Cancellation of notes
    receivable charged to
    compensation expense...........                                                                     12              12
  Cancellation of compensatory
    stock option grants upon
    termination of employment......                                                                                      -
  Stock-based compensation.........                                                                                  1,826
  Dividends on Series A preferred
    stock..........................                                  (1,147)                                        (1,147)
  Net loss.........................                                  (2,388)                                        (2,388)
  Currency translation adjustment..                                                    (733)                          (733)
                                                                                                                  --------
  Comprehensive loss...............                                                                                 (3,121)
                                        ------      -------       ---------        --------          -----        --------
Balance at December 31, 2001.......      1,117       (1,502)          7,080            (610)           (81)         10,102
  Cancellation of compensatory
    stock option grants upon
    termination of employment......                                                                                      -
  Stock-based compensation.........                                                                                   (223)
  Dividends on Series A preferred
    stock..........................                                    (650)                                          (650)
  Net loss.........................                                  (3,235)                                        (3,235)
  Currency translation adjustment..                                                   2,512                          2,512
  Comprehensive loss...............                                                                                   (723)
                                        ------      -------       ---------        --------          -----        --------
Balance at December 31, 2002.......      1,117       (1,502)          3,195           1,902            (81)          8,506
  Cancellation of compensatory
    stock option grants upon
    termination of employment
    (unaudited)....................                                                                                      -
  Stock-based compensation
    (unaudited)....................                                                                                    234
  Waiver of dividends on Series A
    preferred stock (unaudited)....                                   1,797                                          1,797
  Dividends on Series A preferred
    stock (unaudited)..............                                    (488)                                          (488)
  Net income (unaudited)...........                                   1,512                                          1,512
  Currency translation adjustment
    (unaudited)....................                                                   1,696                          1,696
                                                                                                                  --------
  Comprehensive income
    (unaudited)....................                                                                                  3,208
                                        ------      -------       ---------        --------          -----        --------
Balance at September 30, 2003
       (unaudited)...........            1,117      $(1,502)      $   6,016        $  3,598          $ (81)       $ 13,257
                                        ======      =======       =========        ========          =====        ========



          See accompanying notes to consolidated financial statements.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                                               NINE MONTHS ENDED
                                                                              YEAR ENDED                          SEPTEMBER 30,
                                                                              DECEMBER 31,                        (UNAUDITED)
                                                              -----------------------------------------     ------------------------
                                                                 2000            2001           2002           2002         2003
                                                              ---------      ----------      ----------     -----------  -----------
Cash flows from operating activities:
   Net income (loss)......................................... $  20,387      $  (2,388)      $  (3,235)     $   (5,969)  $    1,512
   Adjustments to reconcile net income (loss)
     to net cash (used in) provided by operating activities:
     Depreciation and amortization...........................     3,384          3,897           3,316           2,623        1,750
     Non-cash restructuring and other charges................         -              -           3,859           3,738            -
     Stock-based compensation................................     1,449          1,826            (223)           (303)         234
     Loss (gain) on sale of assets...........................       (66)           441             (70)            (41)         (33)
     Interest payable to related party.......................        47            631             305             241          164
     Deferred income taxes...................................    (2,779)           134            (130)           (150)        (259)
     Loss on writedown of investments........................         -            286               -               -            -
     Non-cash compensation ..................................         -             12               -               -            -
     Interest receivable from stockholder....................      (105)             -               -               -            -
     Purchases of marketable securities......................    (3,619)             -               -               -            -
     Proceeds from sales of marketable securities............     3,900              -               -               -            -
     Gain on sales of marketable securities..................      (281)             -               -               -            -
   Changes in operating assets and liabilities:
      Accounts receivable....................................   (44,235)        32,561          (4,046)          7,405       (6,135)
      Inventories............................................   (10,305)        10,541         (13,813)          3,295       10,110
      Income taxes receivable................................    (3,405)         3,027             416            (230)           -
      Prepaid expenses and other.............................    (1,002)        (4,227)          1,641           4,151        1,224
      Accounts payable.......................................     5,805        (10,704)          9,924          (4,603)       4,756
      Accrued expenses.......................................     5,816         (2,117)          1,293           3,921       (1,927)
      Customer allowances....................................     7,125          1,699              55          (4,231)      (3,944)
      Income taxes payable...................................     3,816         (6,518)          3,294           2,986       (1,579)
      Other current liabilities..............................       463         (1,238)          2,968             327         (881)
                                                              ---------      ---------       ---------      ----------   ----------
         Net cash (used in) provided by operating activities    (13,605)        27,863           5,554          13,160        4,992
                                                              ---------      ---------       ---------      ----------   ----------
Cash flows from investing activities:
    Acquisition of property and equipment....................    (6,494)        (2,947)         (1,935)         (1,761)        (495)
    Proceeds from disposal of assets.........................       131            296             627              70           40
    Investment in third parties..............................      (201)          (100)              -               -            -
    Advances to stockholder..................................    (1,000)             -               -               -            -
                                                              ---------      ---------       ---------      ----------   ----------
         Net cash used in investing activities...............    (7,564)        (2,751)         (1,308)         (1,691)        (455)
                                                              ---------      ---------       ---------      ----------   ----------
Cash flows from financing activities:

    Proceeds (repayment) of loans payable....................    24,899        (16,080)             20         (10,312)      (7,906)
    Change in bank overdrafts................................     8,011        (10,801)            849           2,586          127
    Paydown of capital lease obligations.....................      (923)          (977)           (893)           (698)        (504)
    Proceeds from common stock issued........................         -              5               -               -            -
    Exercise of warrants.....................................         -             30               -               -            -
    Payment of note payable..................................         -         (1,895)         (2,727)           (844)        (218)
    Redemption of Series B and C preferred stock.............    (6,000)             -               -               -            -
    Purchase of Series A preferred stock.....................      (819)             -               -               -            -
                                                              ---------      ---------       ---------      ----------   ----------
         Net cash provided by (used in) financing activities     25,168        (29,718)         (2,751)         (9,268)      (8,501)
                                                              ---------      ---------       ---------      ----------   ----------
Effect of exchange rate changes on cash and cash equivalents       (184)          (367)            647             316          322
                                                              ---------      ---------       ---------      ----------   ----------
Net increase (decrease) in cash and cash equivalents              3,815         (4,973)          2,142           2,517       (3,642)
Cash and cash equivalents at beginning of period.............     6,496         10,311           5,338           5,338        7,480
                                                              ---------      ---------       ---------      ----------   ----------
Cash and cash equivalents at end of period................... $  10,311      $   5,338       $   7,480      $    7,855   $    3,838
                                                              =========      =========       =========      ==========   ==========
Supplemental disclosures of cash flow information
Cash paid for:
  Interest to third parties.................................. $   4,373      $   2,181       $   1,471      $    1,122   $    1,158
                                                              =========      =========       =========      ==========   ==========
  Interest to related party.................................. $       -      $     605       $     332      $      215   $      132
                                                              =========      =========       =========      ==========   ==========
  Income taxes............................................... $   5,982      $   4,263       $     168      $       75   $    3,148
                                                              =========      =========       =========      ==========   ==========
Noncash financing activities
  Acquisition of equipment under capital leases.............. $   2,053      $     172       $       -      $        -   $        -
  Dividends (waiver of dividends) on Convertible Series A
  preferred stock............................................         -          1,147             650             488       (1,309)
  Redemption of Convertible Series B and C preferred stock
  for note payable........................................... $   9,810      $       -       $       -      $        -   $        -



          See accompanying notes to consolidated financial statements.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES


DESCRIPTION OF BUSINESS

         PNY Technologies, Inc. (the "Company"), incorporated in 1985, is a designer and marketer of Flash memory cards, DRAM modules, consumer and professional graphics cards, USB Flash drives and other computer-related technology products. The Company markets these products to consumers through traditional retailers, such as Best Buy, CompUSA and Staples, through other retail and distribution channels, and directly to professionals. The Company also designs, manufactures and markets custom and standard DRAM modules for original equipment manufacturers, or OEMs, and their designated contract manufacturers. These customers include high-end computing, networking, storage and telecommunications equipment manufacturers, such as LSI Logic Corporation and Network Appliance, Inc. The Company currently markets its products throughout the United States, as well as in Canada, Western Europe and certain parts of the Asia Pacific region.

OWNERSHIP

         At December 31, 2001 and 2002 and September 30, 2003 (unaudited), a majority of the issued and outstanding common stock was owned by one individual, who was also the Chairman, President and Chief Executive Officer of the Company.

PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, PNY Technologies Europe, S.A.S. ("PNY Europe"). Prior to May 2002, the Company also consolidated its former wholly-owned subsidiary, PNY Technologies Ireland Limited ("PNY Ireland"), which has since been dissolved. The Company also consolidates a Taiwan branch office ("PNY Taiwan"). PNY Europe has two wholly-owned subsidiaries, PNY Technologies GmbH ("PNY Germany") and PNY Technologies (UK) Limited ("PNY UK"). PNY Europe, PNY Germany and PNY UK, and for the applicable years, PNY Ireland, are referred to collectively as the "Subsidiaries." All intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuation allowances for receivables, inventories and deferred tax assets; and valuation of customer allowances. Actual results could differ from those estimates.

INTERIM FINANCIAL STATEMENTS

         The consolidated financial information and information in the notes to consolidated financial statements as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003, are unaudited but in management's opinion, include all adjustments, consisting of normal and recurring adjustments, that the Company considers necessary for a fair presentation, in all material respects, of its consolidated financial position, operating results, and cash flows for the interim date and periods presented. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year or future periods.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - (CONTINUED)


REVENUE RECOGNITION

         Non-consignment sales are recognized upon shipment of goods to customers. Consignment sales are recognized upon customer notification that the goods have been sold. A substantial portion of the Company's sales include limited rights to return unsold inventory. The Company provides for estimated future returns of inventory based on historical experience. However, if certain returns in excess of estimates occur, those amounts are accrued at the time the Company becomes aware of them, which may not be in the same period in which the initial sale is booked. In addition, some customers have limited price protection rights for inventories of the Company's products held by them. If the Company reduces the list price of these previously purchased products, these customers may be entitled to receive credits. The Company accrues for these limited price protection arrangements when the customer is notified of the price change. The Company offers various rebate arrangements to both customers and end-user consumers. The Company accrues for the estimated cost of these rebate arrangements using actual sell through data supplied by customers and historical redemption percentages. Net sales are defined as gross sales less these estimated future returns, limited price protection arrangements and rebate arrangements.

PRODUCT WARRANTIES

         The Company sells products to customers with a warranty that provides, at the sole option of the Company, either repairs at no cost to the customer or replacement of the product. The length of the warranty term depends on the product being sold, but ranges from 90 days to the lifecycle of the product. The Company defines the lifecycle of a product as the time during which the product is manufactured for the Company. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability and added to cost of sales at the time of sale. Actual costs have been within managements' expectations.

GUARANTEES

         The Company has historically agreed to indemnify suppliers and customers for alleged patent infringements. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. The Company may periodically engage in litigation as a result of these indemnification obligations. The Company's insurance policies exclude coverage for third-party claims for patent infringement. The nature of the patent infringement indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its suppliers and customers. Historically, the Company has not made any significant indemnification payments under any such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

         The Company has issued a guarantee for the performance of obligations by one of its subsidiaries. The guarantee could require the Company to make future payments in the event the subsidiary does not make its required payments. The liability of the Company is continuous until payment of every obligation is made. The Company has not recorded a liability for this guarantee.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's financial instruments consist mainly of cash, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate fair value due to their short-term nature. The carrying amounts of long-term debt, capital lease obligations and notes payable are estimated to approximate their fair values as the stated rates approximate current rates.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - (CONTINUED)


CASH EQUIVALENTS

         The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term and liquid nature.

INVENTORIES

         Inventories are stated at the lower of cost (first-in, first-out method) or market but not in excess of net realizable value. The Company provides reserves for excess and obsolete inventories in the period in which excess and obsolescence is determined.

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repair costs are charged to expense as incurred. The estimated useful lives by asset category are as follows:

        Building and improvements.......................   20 years
        Machinery and equipment.........................  3-7 years
        Computer equipment and software.................  3-5 years
        Furniture and fixtures..........................    7 years

LONG-LIVED ASSETS

         In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), which the Company adopted on January 1, 2002, the Company monitors events or changes in circumstance that may indicate the carrying amounts of its long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of its assets by determining whether the carrying amount of its assets will be recovered through undiscounted, expected future cash flows. Should the company determine that the carrying values of specific long-lived assets are not recoverable, the Company would record a charge to operations to reduce the carrying value of such assets to their fair values. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets. Prior to adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of ("SFAS No. 121").

FOREIGN CURRENCY TRANSLATION

         The financial statements of the Company's foreign subsidiaries have been translated in accordance with SFAS No. 52, Foreign Currency Translation ("SFAS No. 52"). The functional currency of the Company's foreign subsidiaries is the applicable local currency. The translation from the applicable foreign currency to U.S. dollars is performed for the balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period. The resulting translation adjustments are recorded as a component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in other income in the accompanying statements of operations.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - (CONTINUED)


INCOME TAXES

         In accordance with SFAS No. 109, Accounting for Income Taxes, ("SFAS No. 109"), the Company recognizes deferred income taxes for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The effect in deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enacted date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

STOCK-BASED COMPENSATION

         As permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), which establishes a fair value based method of accounting for stock-based compensation plans, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), for recognizing stock-based compensation expense for financial statement purposes. The Company recognizes stock-based compensation resulting from vesting on a pro rata basis.

         If the Company had recognized compensation expense based on the fair value of the options as calculated using the Black-Scholes option-pricing model at the grant date as prescribed by SFAS No. 123, net income (loss) would have changed to the pro forma amounts indicated in the table below.

                                                                                                NINE MONTHS ENDED
                                                              YEAR ENDED                          SEPTEMBER 30,
                                                              DECEMBER 31,                          (UNAUDITED)
                                                 ---------------------------------------     -------------------------
                                                     2000         2001            2002          2002           2003
                                                 ----------    ----------     ----------     ----------      ---------
Net income (loss) available to common
  stockholders, as reported ...................  $   20,387    $   (3,535)    $   (3,885)    $   (6,457)     $   2,821
Plus: Stock-based compensation expense
  (income) determined under APB 25, included
  in reported net income (loss) available to
  common.stockholders, net of related taxes....       1,344         1,826           (207)          (288)           199
Less: Stock-based compensation expense
  determined under fair value based method,
  net of.related taxes ........................       1,906         2,965            959            670            715
                                                 ----------    ----------     ----------     ----------      ---------
Net income (loss) attributable to common
  stock,.as adjusted ..........................  $   19,825    $   (4,674)    $   (5,051)    $   (7,415)     $   2,305
                                                 ==========    ==========     ==========     ==========      =========
Net income (loss) per common share, as
  reported

  Basic .......................................  $     0.78     $   (0.14)     $   (0.14)     $   (0.24)     $    0.10
  Diluted .....................................        0.60         (0.14)         (0.14)         (0.24)          0.05
Net income (loss) per common share, as
  adjusted

  Basic .......................................  $     0.76     $   (0.18)     $   (0.19)     $   (0.28)     $    0.09
  Diluted .....................................        0.59         (0.18)         (0.19)         (0.28)          0.03

ADVERTISING COSTS

         Effective January 1, 2002, sales and marketing incentives offset net sales or are charged to operations in accordance with FASB's Emerging Issues Task Force Issue No. 01-09. In 2002, sales and marketing costs were $16,745 of which $750 offset revenues. For the nine months ended September 30, 2002 and 2003 (unaudited), sales

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - (CONTINUED)


and marketing costs were $11,844 and $14,099, respectively, of which $452 and $1,123 offset revenues, respectively. In 2000 and 2001, advertising costs were $8,515 and $11,528, respectively.

COMPREHENSIVE INCOME

         The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income ("SFAS No. 130"), which established standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for foreign currency translation adjustments. In accordance with SFAS No. 130, the Company has chosen to disclose comprehensive income (loss) in the consolidated statements of stockholders' equity.

STOCK SPLIT AND RECAPITALIZATION

         In October 2000, the Company's stockholders approved a 3-for-1 common stock split and increased the authorized shares of the common stock to 125,000,000 shares and preferred stock to 10,000,000 shares. All shares and per share information presented have been retroactively restated to give effect to this stock split.

PRO FORMA STOCKHOLDERS' EQUITY DATA (UNAUDITED)

         Upon the consummation of the initial public offering contemplated herein, all of the Company's Series A Preferred Stock, including 13,268 issued and outstanding shares and 1,117 treasury shares, automatically convert into 3,980,400 shares and 335,100 shares, respectively, of common stock (see Note 9). The effective conversion price is $3.97. The September 30, 2003 unaudited pro forma stockholders' equity data has been prepared assuming the conversion of the Company's Series A Preferred Stock as of September 30, 2003, into common stock as of September 30, 2003.

PRO FORMA NET INCOME PER SHARE (UNAUDITED)

         Pro forma basic net income per share (unaudited) is computed using the weighted-average number of common shares outstanding, adjusted to include the unaudited pro forma effects of the automatic conversion of the Company's Series A Preferred Stock into shares of the Company's common stock (see Note 9) as if such conversion occurred on the first day of each such period. The resulting pro forma adjustment is an increase in the weighted-average shares used to compute basic earnings per share of 3,980,400 shares for the periods ended December 31, 2002 and September 30, 2003 (unaudited).

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - (CONTINUED)


                                                                                    NINE MONTHS ENDED
                                                                    YEAR ENDED      SEPTEMBER 30, 2003
                                                                DECEMBER 31, 2002       (UNAUDITED)
                                                                -----------------  -------------------
Net income (loss) available to common stockholders ............   $     (3,885)        $      2,821
Add:  Dividends (waiver of dividends) on Convertible Series
A preferred stock .............................................            650               (1,309)
                                                                  ------------         ------------
Pro forma net income (loss) available to common stockholders...   $     (3,235)        $      1,512
                                                                  ============         ============
Weighted average common shares outstanding ....................     26,954,800           26,954,800
Add:  Conversion of 13,268 shares of Convertible Series A
   Preferred Stock ............................................      3,980,400            3,980,400
                                                                  ------------         ------------
Pro forma weighted average common shares outstanding ..........     30,935,200           30,935,200
Net effect of dilutive warrants and employee stock-based
   options on treasury stock method using average fair value
   Warrants ...................................................             --               49,212
   Employee stock options .....................................             --            1,470,059
                                                                  ------------         ------------
Pro forma weighted average common shares and common share
   equivalents used to calculate pro forma diluted earnings
   per share ..................................................     30,935,200           32,454,471
                                                                  ============         ============
Pro forma earnings per share
   Basic ......................................................   $      (0.10)        $       0.05
   Diluted ....................................................   $      (0.10)        $       0.05

RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform with the current year's presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and non-performance guarantees. It also requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this statement has not had a significant impact on the Company's consolidated financial statements.

         In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities-an interpretation of ARB No. 51 ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated into the company that is subject to a majority of the risk of loss from the variable interest entity's activities or that is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. For entities created before February 1, 2003, the consolidation requirements generally apply in the first fiscal year or interim period beginning after December 15, 2003. The adoption of this statement will not have a significant impact on the Company's consolidated financial statements.

         In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 revised the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES - (CONTINUED)

an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003 (except for mandatorily redeemable noncontrolling interests). For all instruments that existed prior to May 31, 2003, the Standard is effective at the beginning of the first interim period beginning after June 15, 2003 (except for mandatorily redeemable noncontrolling interests). For mandatorily redeemable noncontrolling interests, the FASB has deferred the provisions of SFAS No. 150 until further notice. The provisions of SFAS No. 150 adopted thus far did not have a material effect on the Company's consolidated financial statements and the adoption of the remaining provision of SFAS No. 150 is not expected to have a material effect on the Company's financial statements.

NOTE 2 - ACCOUNTS RECEIVABLE AND CONCENTRATIONS OF CREDIT RISK

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Sales of the Company's products are concentrated among specific customers. The Company generally does not require collateral or other security with regard to balances due from customers. The Company extends credit to its customers in the normal course of business and performs periodic credit evaluations of its customers, maintaining allowances for potential credit losses. The Company considers concentrations of credit risk in establishing the allowance for doubtful accounts and believes the recorded amount is adequate.

         Certain customers accounted for more than 10% of consolidated net sales as follows:

                                                            NINE MONTHS ENDED
                                          YEAR ENDED          SEPTEMBER 30,
                                         DECEMBER 31,          (UNAUDITED)
                                   ----------------------   -----------------
                                   2000     2001     2002     2002     2003
                                   ----     ----     ----     ----     ----
Customer A - Consumer division..     8%      13%      21%      21%      21%
Customer B - Consumer division..     7       18       14       15       16
Customer C - OEM division ......    53       24        5        7       --
                                    ---      ---      ---      ---      ---
                                    68%      55%      40%      43%      37%
                                    ===      ===      ===      ===      ===

         Accounts receivable from these customers represented 52%, 39% and 37% of total accounts receivable as of December 31, 2001 and 2002, and September 30, 2003 (unaudited), respectively.


NOTE 3 - INVENTORIES

         Inventories consist of:


                                                 DECEMBER 31,          SEPTEMBER 30,
                                           -----------------------         2003
                                             2001           2002        (UNAUDITED)
                                           --------       --------    --------------
Raw materials and components ........      $ 12,981       $  7,879       $  8,378
Work in process .....................         2,949          4,846          3,091
Finished goods ......................        20,221         37,371         30,250
                                           --------       --------       --------
    Total inventories before reserves      $ 36,151       $ 50,096       $ 41,719
Reserves ............................        (2,377)        (1,811)        (2,845)
                                           --------       --------       --------
    Total ...........................      $ 33,774       $ 48,285       $ 38,874
                                           ========       ========       ========

         Changes in market conditions required management to make estimates regarding the reduction of the carrying value of inventory on hand at December 31, 2001 and 2002 and September 30, 2003 (unaudited), to record inventory at the lower of cost or market.

         At December 31, 2001 and 2002 and September 30, 2003 (unaudited), finished goods inventory includes $3,769, $5,678 and $6,266, respectively, which represents the amount of inventory that the Company estimates will be returned from its customers.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 3 - INVENTORIES - (CONTINUED)

         At December 31, 2001 and 2002 and September 30, 2003 (unaudited), the Company had $2,457, $6,193 and $2,065, respectively, of consigned inventory at certain of its customers. Such amounts were included within finished goods and will be recognized as revenue when the customer notifies the Company that the goods have been sold through.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT, NET

         Property, plant and equipment, net consists of:

                                                          DECEMBER 31,          SEPTEMBER 30,
                                                    --------       --------         2003
                                                      2001           2002        (UNAUDITED)
                                                    --------       --------      ----------
Land .........................................      $     38       $     45       $     50
Building and improvements ....................         4,637          3,843          3,705
Machinery and equipment ......................        14,197          7,063          6,397
Machinery and equipment under capital lease ..         4,064          2,591          3,087
Computer equipment and software ..............         3,355          2,025          2,121
Furniture and fixtures .......................           999          1,377          1,617
                                                    --------       --------       --------
                                                      27,290         16,944         16,977
Less accumulated depreciation and amortization       (15,118)       (10,329)       (11,355)
                                                    --------       --------       --------
    Total ....................................      $ 12,172       $  6,615       $  5,622
                                                    ========       ========       ========

         Accumulated depreciation and amortization above includes amortization of property under capital leases of $2,618, $2,137 and $2,904 at December 31, 2001 and 2002, and September 30, 2003 (unaudited), respectively.

NOTE 5 - GOVERNMENT GRANTS

         The French government provided monetary grants totaling approximately $1,100 to PNY Europe based on employment and investment requirements. At December 31, 2001 and 2002, approximately $133 and $143 of the grants, respectively, have been deferred and will be recognized as income over the useful lives of the related assets. In 2000, 2001 and 2002, grant income was approximately $42, $12 and $12, respectively. For the nine months ended September 30, 2002 and 2003 (unaudited), grant income was approximately $9 and $9, respectively.

NOTE 6 - LONG-TERM DEBT AND CAPITAL LEASES

         The Company has a U.S. bank financing agreement originally dated February 23, 1996, as amended through November 7, 2003 (the "Agreement") (unaudited). The maximum amount available under the Agreement is $50,000. The term of the Agreement extends to February 23, 2007. The Agreement specifies that interest is due monthly at an interest rate, at the option of the Company, of prime rate plus 0.25% or euro dollar rate plus 2.25%. The blended interest rate under the Agreement was 4.61%, 4.05% and 3.65% at December 31, 2001 and 2002 and September 30, 2003 (unaudited), respectively. At December 31, 2001 and 2002, and September 30, 2003 (unaudited), $31,558, $33,894 and $25,995, respectively, were outstanding under the Agreement and have been classified as a short-term borrowing due to withdrawal restrictions within the agreement on a related bank account in which customer receipts must be deposited. These restrictions prohibit disbursement of funds in the related bank account to anyone other than the bank for direct repayment of the outstanding liability. Availability under the Agreement is based on defined percentages of eligible accounts receivable and inventories. Amounts outstanding under the Agreement are collateralized by accounts receivable and inventories.

         The Agreement contains certain restrictive covenants, including a prohibition of related party transactions, additional indebtedness and dividend payments, as well as a requirement to maintain a minimum net worth and fixed charge ratio requirements.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 6 - LONG-TERM DEBT AND CAPITAL LEASES - (CONTINUED)


         On August 6, 2003, the Agreement was amended whereby one of the Company's covenant requirements was deleted, a Fixed Charge Ratio covenant was added and other restrictive covenants were amended.

         PNY Europe also has available lines of credit as of September 30, 2003 (unaudited) with various foreign banks totaling approximately $15,817 that expire through September 30, 2004. There were no borrowings outstanding under these lines at December 31, 2001 or 2002, or September 30, 2003 (unaudited). In addition, PNY Europe had a loan payable to a foreign bank of $2 at December 31, 2001, at an interest rate of Euribor plus 1.20% (5.782% at December 31, 2001), which matured on February 5, 2002.

         The following is a schedule as of December 31, 2002 of future minimum lease payments under capital leases together with the present value of net minimum lease payments:

         2003 ..................................      $ 383
         2004 ..................................        132
                                                      -----
           Total minimum lease payments ........        515
         Less: Amounts representing interest ...        (61)
                                                      -----
         Present value of minimum lease payments      $ 454
                                                      =====

NOTE 7 - EMPLOYEE BENEFIT PLAN

         The Company has a tax deferred savings plan covering substantially all U.S. employees of the Company under Section 401(k) of the Internal Revenue Code. The Company matches one-half of the first 6% of employee contributions and makes additional contributions to the plan annually at the discretion of the Board of Directors. Company contributions to the tax deferred savings plan were $504, $522 and $402 for the years ended December 31, 2000, 2001 and 2002, respectively.

NOTE 8 - REDEEMABLE PREFERRED STOCK

         On December 5, 2000, the Company redeemed all of its outstanding Series B and C preferred stock shares at their aggregate liquidation preference of $18,060. The Series B and C preferred stock was owned by the spouse of the principal stockholder. The holder of all the outstanding shares of Series B and C preferred stock had irrevocably waived the rights to all dividends. In lieu of a cash payment for the total liquidation preference, cash of $6,000 was paid and a note payable of $12,060 (the "Note") was issued. The Note was reduced by an outstanding loan receivable from the same individual in the amount of $2,250. At September 30, 2003 (unaudited), the outstanding balance of the Note was $4,971 (see Note 10).

NOTE 9 - STOCKHOLDERS' EQUITY

CAPITAL STOCK

         The Company is authorized to issue 135,000,000 shares of all classes of capital stock, 125,000,000 as common and 10,000,000 shares of preferred stock.

         Each share of common stock is entitled to one vote and each share of Convertible Series A preferred stock entitles the stockholder to votes equal to the number of shares of common stock into which the shares of Convertible Series A preferred stock is convertible. Each share of Convertible Series A preferred stock is convertible at the option of the holder, at any time, into fully paid and nonassessable shares of common stock, at a 300-to-1 conversion ratio, subject to anti-dilution adjustments. One such anti-dilution adjustment requires the conversion price to be reduced if the Company issues any shares of common stock (or common stock equivalents) at a price per share more than 1% less than the current conversion price of $3.85. In the event the Company completes a public offering for at least $15,000 in common stock, the Series A preferred stock automatically converts into common stock at the then

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 9 - STOCKHOLDERS' EQUITY - (CONTINUED)


existing conversion ratio. Each share of Series A preferred stock has a preference in liquidation equal to the original price per share ($1,153.85 per share), plus accrued and unpaid dividends, if any.

         The Convertible Series A preferred stock stockholders are entitled to participate in dividends declared and paid to common stockholders, on the basis of the number of shares of common stock into which the Convertible Series A preferred stock is convertible.

         In connection with the redemption of all shares of Series B and C preferred stock (see Note B), the holders of Convertible Series A preferred stock became entitled to 7% dividends paid semi-annually. Effective January 1, 2002, the dividend rate was changed to 4.25%.

TREASURY STOCK

         On December 5, 2000, the Company purchased 390 shares of Convertible Series A preferred stock from stockholders at a price of $2,100 per share, representing the approximate fair market value of the shares on the date of purchase. See Note 11 for a discussion of additional treasury stock transactions.

WARRANTS

         In connection with the issuance of Convertible Series A preferred stock to certain investors, the Company issued warrants that expired on August 4, 2002. The holders of the Series A Preferred Stock and related warrants have certain registration rights.

         Certain members of senior management and the Board of Directors have been issued warrants to purchase shares of common stock of the Company. The first such warrant was issued on November 1, 1995, and provided for the purchase of 240,000 shares of common stock at an exercise price of $6.25 per share (whose price automatically increases by 10% as of November 1, 1996, and on each November 1 thereafter), was subject to pro rata vesting over a five year period and was exercisable through November 1, 2005. This warrant to purchase common stock was exchanged on March 4, 1997, for a new warrant to purchase 150,000 shares of common stock at an exercise price of $3.85 per share (whose price automatically increases by 10% as of April 22, 2000, and on each April 22 thereafter). A second such warrant was issued as of April 22, 1996, and provides for the purchase of 360,000 shares of common stock at an exercise price of $3.85 per share (whose price automatically increases by 10% as of April 22, 2000, and on each April 22 thereafter), is subject to pro rata vesting over a five year period and is exercisable through April 22, 2006. Under APB No. 25, these warrants required variable accounting treatment, thus compensation expense was recorded for an amount equal to the difference between the exercise price and fair market value at each reporting period-end. A $42 reduction of compensation expense was recorded during the year ended December 31, 2001, in connection with these warrants due to declines in the fair value market value of the underlying shares. During 1998, upon the resignation of a member of senior management, a portion of the second warrant, representing 216,000 shares of common stock (100% of non-vested shares under the warrant) was forfeited. On January 2, 2002, both holders elected to forfeit their remaining warrants to the Company. The Company subsequently issued stock options to these holders to purchase common stock, which qualified as a fixed award under SFAS No. 123. The charge to compensation expense was not material to the financial statements.

         In May 1998, a member of senior management and a member of the Board of Directors were issued warrants to purchase 949,500 shares of common stock of the Company. The first such warrant provides for the purchase of 49,500 shares of common stock at an exercise price of $0.03 per share. Shares under this warrant were immediately vested. The second such warrant provides for the purchase of 900,000 shares of common stock at an exercise price of $0.03 per share and is subject to pro rata vesting over two and one-half years. Both warrants issued in 1998 are exercisable through May 1, 2008. On December 5, 2001, the warrant to purchase 900,000 shares of common stock was exercised by the member of senior management.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 9 - STOCKHOLDERS' EQUITY - (CONTINUED)


RESTRICTED STOCK AWARDS

         During 1997 and 1998, the Company granted 1,335,300 shares of common stock for no consideration to certain employees. At the time these awards were made, the Company's principal stockholder agreed to transfer to the Company the number of shares of common stock equal to the number of shares of common stock that are no longer subject to restrictions. Compensation expense was recorded in connection with these stock awards in accordance with Staff Accounting Bulletin Topic 5T. The compensation recorded and the increase to stockholders' equity was not material. These awards are subject to a ten-year cliff-vesting schedule, based upon continued employment. The shares are also subject to certain restrictions on transfer during a defined restriction period. The restriction period terminates on the earliest to occur of (1) 180 days following the consummation of an IPO, (2) immediately prior to a change in control and (3) ten years after the date of grant.

         The following table summarizes the activity related to these employee stock grants:

                                                                     NINE MONTHS
                                                                        ENDED
                                   YEAR ENDED DECEMBER 31,            SEPTEMBER
                          -------------------------------------       30, 2003
                            2000           2001           2002       (UNAUDITED)
                          -------        -------        -------      -----------
Beginning of period       609,300        580,800        546,300        532,800
Shares granted ....            --             --             --             --
Shares forfeited ..       (28,500)       (34,500)       (13,500)            --
                          -------        -------        -------        -------
End of period .....       580,800        546,300        532,800        532,800
                          =======        =======        =======        =======

COMMON STOCK RESERVED

         At December 31, 2002, the Company has reserved shares of common stock as follows:

         Series A preferred stock..       4,500,000
         Exercise of warrants .....          49,500
         Employee stock options ...       7,495,250
                                         ----------
             Total ................      12,044,750
                                         ==========

NOTE 10 - RELATED PARTY TRANSACTIONS

         Notes receivable from employees are due on demand with interest at 8.0% per annum and represent loans to purchase Convertible Series A preferred stock. The underlying stock has been pledged as collateral for each outstanding note. The portions of such notes not repaid are reflected as a component of stockholders' equity.

         The note payable to related party is partial consideration for the liquidation of Series B and C preferred stock (see Note 8). This note is due December 2004 with Company options for three possible extensions. Interest is due semi-annually, and the current rate is 4.25% per annum.

NOTE 11 - MANAGEMENT STOCK PURCHASE PLAN

         In 1996, the Company adopted a Management Stock Purchase Plan (the "1996 Plan"), whereby certain officers and key employees (e.g., "management stockholders") of the Company were provided an opportunity to purchase shares of the Company's Series A preferred stock at pre-determined prices. The shares owned by the participants in the 1996 Plan have certain registration rights and are subject to certain transfer restrictions (including a three year mandatory holding period) and certain put and call rights that become effective in connection with the participants' termination of employment.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 11 - MANAGEMENT STOCK PURCHASE PLAN - (CONTINUED)

         All sales of stock are subject to the Company's right of first refusal. Should the Company's stock be publicly traded subsequent to the expiration of the mandatory holding period, all transfer restrictions and put and call rights cease to be effective.

         In May 2001, the Company forgave $12 of outstanding promissory notes due from a Series A preferred stockholder. This note was originally issued in 1996 in exchange for the stockholders' preferred shares. The $12 was included in compensation expense.

NOTE 12 - EMPLOYEE STOCK OPTION PLAN

         In June 1999, the Company adopted a Stock Option Plan for Directors, Officers and Employees (the "1999 Plan") that provides for nonqualified stock option grants. Options granted in June 1999 have an exercise price of $1.00 per share and vested ratably over three years, provided the participant remained employed by the Company. Subsequent grants have an exercise price ranging from $1.33 to $14.00 per share and vest ratably over four years. In the event of death, disability or retirement of a participant, all shares immediately vest. At September 30, 2003 (unaudited), shares available for future grants under the 1999 Plan were 4,932,410.

         The options generally expire 10 years from the date of grant. However, in the event a participant's employment is terminated without cause or for good reason, as defined, the options expire 30 days after termination. If a participant's employment is terminated as a result of death, disability or retirement, the options expire 90 days from the date of termination. All shares issued pursuant to the 1999 Plan are subject to transfer restrictions and certain put and call rights that become effective in connection with the participant's termination of employment. These rights cease to be effective if the Company's stock becomes publicly traded.

         During the nine months ended September 30, 2003 (unaudited), no options were granted. In accordance with APB No. 25, the company recorded compensation (income) expense of approximately $1,407, $1,868 and $(223) for the years ended December 31, 2000, 2001 and 2002, respectively, because the fair market value of the underlying common stock on the date of grant exceeded the exercise price of the options granted. For the nine months ended September 30, 2002 and 2003 (unaudited), $(303) and $234, respectively, were recognized as compensation (income) expense. In 2002, the income resulted from non-vested options being forfeited due to employee terminations. Based on the vesting schedules of these grants, the Company will recognize additional compensation expense of $315 and $162 in 2003 and 2004, respectively.

         In accordance with APB No. 25, no compensation expense was recognized related to grants issued during 2002 and 2001 because the exercise price of the stock options granted were equal to or greater than the fair market value of the underlying common stock on the date of grant.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                     YEAR ENDED DECEMBER 31,
                                                            -----------------------------------------
                                                               2000            2001          2002
                                                             -------         -------       ----------
Expected dividend yield................................        0.0%            0.0%          0.0%
Expected stock price volatility........................        0.78            0.78          0.7
Risk-free interest rate................................        5.9%            4.6%          1.7%
Expected life of options...............................      4 years         4 years       2-5 years

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 12 - EMPLOYEE STOCK OPTION PLAN - (CONTINUED)

         Activity under the 1999 Plan is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------------
                                              2000                        2001                        2002
                                  -------------------------     ------------------------     --------------------------
                                                 WEIGHTED-                     WEIGHTED-                      WEIGHTED-
                                                  AVERAGE                      AVERAGE                        AVERAGE
                                                  EXERCISE                     EXERCISE                       EXERCISE
                                   OPTIONS         PRICE         OPTIONS        PRICE         OPTIONS           PRICE
                                  ---------      ---------      ---------      --------      ---------        --------
Outstanding, beginning of year..  1,751,250      $    1.00      2,926,580      $   3.59      2,567,230        $   3.11
  Granted.......................  1,548,960           6.19        554,780          4.50        444,000            2.83
  Exercised.....................         --             --         (4,750)         1.00             --              --
  Cancelled.....................   (373,630)          2.20       (909,380)         5.52       (426,100)           3.17
                                  ---------       --------      ---------      --------      ---------        --------
Outstanding, end of year........  2,926,580       $   3.59      2,567,230      $   3.11      2,585,130        $   3.05
                                  =========       ========      =========      ========      =========        ========
Exercisable, end of year........    512,750       $   1.00      1,084,890      $   1.81      2,015,133        $   2.27
                                  =========       ========      =========      ========      =========        ========

         The weighted average fair value of options granted during 2000, 2001 and 2002 were $11.10, $2.71 and $0.93, respectively.

         At December 31, 2002, for each of the following classes of options as determined by exercise price, the information regarding weighted-average exercise prices and weighted-average remaining contractual lives of each such class is as follows:

                                        OPTIONS OUTSTANDING
       -------------------------------------------------------------------------------------
                                                    WEIGHTED-AVERAGE
                                                        REMAINING
       OPTION PRICE          NUMBER OF OPTIONS      CONTRACTUAL LIFE     OPTIONS EXERCISABLE
       ------------          -----------------      ----------------     -------------------
           $ 1.00                1,344,000                 6.5                 1,344,000
             1.33                   42,000                 7.2                    21,000
             2.50                  150,000                 9.4                   100,000
             3.00                  294,000                 9.0                   294,000
             3.84                   30,000                 7.6                    15,000
             4.50                  485,730                 8.2                   121,433
             7.00                   60,540                 7.8                    30,270
            14.00                  178,860                 7.9                    89,430
                                 ---------                                     ---------
                                 2,585,130                                     2,015,133
                                 =========                                     =========

NOTE 13 - RESTRUCTURING AND OTHER CHARGES

         During 2002, the Company recorded a pre-tax charge of $8,990 associated with the shutdown of its facilities in Ireland and manufacturing facilities in California. The charge included an accrual of $5,016 for equipment and building lease payments to be made over the next several years, $2,825 for the write-down of capitalized equipment and leasehold improvements, $904 for severance payments and $245 for the write-off of goodwill recognized. The severance payments were for approximately 58 employees of PNY Ireland and 35 employees in the Company's manufacturing operations in California.

         Also during 2002, the Company recorded a pre-tax charge of $1,397 associated with the impairment of capitalized equipment located facilities in New Jersey and PNY Europe. The charge included accruals of $608 for equipment lease payments to be made over the next year and $789 for the write-down of capitalized equipment.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 13 - RESTRUCTURING AND OTHER CHARGES - (CONTINUED)

         In September 2003 (unaudited), the Company recorded a pre-tax charge of $1,745 associated with the remaining building lease payments on its manufacturing facility in California. In September 2003 (unaudited), the Company reclassified $512 of assets that were previously used in the manufacturing facility in California from property, plant and equipment to assets held for sale.

         The following is a detail of the restructuring charges:

                                                                                                  BALANCE AT
                     RESTRUCTURING                   BALANCE AT        2003           2003        SEPTEMBER
                         CHARGE            2002      DECEMBER 31,    ADDITIONS        USAGE       30, 2003
                       RECOGNIZED          USAGE        2002        (UNAUDITED)    (UNAUDITED)   (UNAUDITED)
                     --------------      --------    -----------    -----------     ---------    -----------
Severance ........      $    904           (904)      $     --      $     --             --       $     --
Building and
   equipment lease
   arrangements ..         5,624           (868)         4,756         1,745         (1,918)         4,583
Asset write-offs .         3,859         (3,859)            --            --             --             --
                        --------         ------       --------         -----         ------       --------
                        $ 10,387         (5,631)      $  4,756         1,745         (1,918)      $  4,583
                        ========         ======       ========         =====         ======       ========

         At December 31, 2002, an accrual for the future payments under non-cancelable operating leases was $4,756 and is included in the accompanying consolidated balance sheet in accrued expenses and other long-term liabilities. The estimated future payments are as follows:

                                2003 ......................      $2,535
                                2004 ......................         917
                                2005 ......................         566
                                2006 ......................         589
                                2007 ......................         149
                                                                 ------
                                    Total future payments..      $4,756
                                                                 ======

NOTE 14 - INCOME TAXES

         Income (loss) before income taxes consists of:

                                                                                   NINE MONTHS ENDED
                                                  YEAR ENDED                         SEPTEMBER 30,
                                                 DECEMBER 31,                         (UNAUDITED)
                                   --------------------------------------       -----------------------
                                     2000           2001           2002           2002           2003
                                   --------       --------       --------       --------       --------
United States ...............      $  8,402       $ (6,828)      $ (4,110)      $ (6,523)      $   (166)
Foreign .....................        16,419          4,351          2,064          1,253          2,755
Eliminations ................        (1,032)         1,032             --             --             --
                                   --------       --------       --------       --------       --------
   Total income (loss) before
   income taxes .............      $ 23,789       $ (1,445)      $ (2,046)      $ (5,270)      $  2,589
                                   ========       ========       ========       ========       ========

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 14 - INCOME TAXES - (CONTINUED)

         The provision for income taxes consists of:



                                                                                       NINE MONTHS ENDED
                                                      YEAR ENDED                         SEPTEMBER 30,
                                                     DECEMBER 31,                         (UNAUDITED)
                                      ---------------------------------------      -------------------------
                                         2000           2001           2002           2002            2003
                                      ---------       -------      ----------      ---------       ---------
Current:
  Federal......................       $    203        $    -       $   (408)       $   (408)       $    476
  State........................            363             -            107              81             126
  Foreign......................          5,615           809          1,620           1,176             734
                                      --------        ------       --------        --------        --------
     Total current taxes.......          6,181           809          1,319             849           1,336
Deferred taxes:
  Federal......................         (1,507)           19             (7)             (7)           (365)
  State........................         (1,167)           10              -               -               -
  Foreign......................           (105)          105           (123)           (143)            106
                                      --------        ------       --------        --------        --------
     Total deferred taxes......         (2,779)          134           (130)           (150)           (259)
                                      --------        ------       --------        --------        --------
                                      $  3,402        $  943       $  1,189        $    699        $  1,077
                                      ========        ======       ========        ========        ========

         Income taxes reconciled to the amount computed at federal statutory tax rates are as follows:


                                                                                       NINE MONTHS ENDED
                                                     YEAR ENDED                           SEPTEMBER 30,
                                                      DECEMBER 31,                        (UNAUDITED)
                                      -----------------------------------------    ------------------------
                                         2000            2001           2002          2002           2003
                                      ---------       -----------     ---------    ----------     ---------
Computed expected tax
    expense (benefit)...........      $   8,157       $     (491)     $   (696)    $  (1,793)     $   880
Increase (decrease):
  State income tax expense
   (benefit), net of federal
   benefit......................           405               (7)          (134)         (300)          (8)
  Difference in Federal taxes
   vs. foreign rates............           (10)            (649)           822           750          104
  Tax on earnings of foreign
   subsidiary...................             -            3,702            600           600            -
  Change in valuation allowance.        (5,210)          (1,629)           621         1,357          331
   Other........................            60               17            (24)           85         (230)
                                      ---------       ----------      --------     ---------      -------
     Provision for income taxes.      $  3,402        $     943       $  1,189      $    699      $ 1,077
                                      =========       ==========      ========     =========      =======

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 14 - INCOME TAXES - (CONTINUED)

         Significant components of the Company's deferred tax assets and liabilities are as follows:




                                                                      DECEMBER 31,             SEPTEMBER 30,
                                                               -------------------------            2003
                                                                  2001            2002           (UNAUDITED)
                                                               ---------      ----------       -------------
Current deferred tax assets:
   Net operating loss carry-forwards.....................      $  2,380        $       -        $      -
   Inventory reserves....................................           192              444             680
   Price protection and sales allowances.................         1,022            1,837           1,694
   Employee bonuses......................................           413              193               -
   Charitable contributions carryover....................             -                -              28
   Allowance for doubtful accounts.......................           402              304             304
   Inventory capitalization..............................            47               52              17
   Restructuring reserve.................................             -            1,601           1,738
   Unrealized foreign exchange gain......................             -                -             187
   Other.................................................           788              482             379
                                                               --------        ---------        --------
     Total current deferred tax assets...................         5,244            4,913           5,027
Valuation allowance......................................          (617)          (3,075)         (2,643)
                                                               --------        ---------        --------
     Total current tax asset.............................         4,627            1,838           2,384
Current deferred tax liability:
   Tax on repatriated earnings...........................         2,000                -               -
                                                               --------        ---------        --------
     Net current deferred tax assets.....................      $  2,627        $   1,838        $  2,384
                                                               ========        =========        ========
Noncurrent deferred tax assets:
   Net operating loss carry-forwards.....................      $    697        $     399        $    440
   Stock based compensation..............................           724              309             483
   Tax credits...........................................         1,164            1,120           1,020
   Fixed assets..........................................             -                -             239
   Other.................................................            28               19              30
                                                               --------        ---------        --------
     Total noncurrent deferred tax assets................         2,613            1,847           2,212
Valuation allowance......................................        (2,494)            (657)         (1,420)
                                                               --------        ---------        --------
     Total noncurrent tax assets.........................           119            1,190             792

Noncurrent deferred tax liabilities:
   Fixed assets..........................................            69              129               -
   Other.................................................            32               32              32
                                                               --------        ---------        --------
     Total noncurrent deferred tax liabilities...........           101              161              32
                                                               --------        ---------        --------
     Net noncurrent deferred tax assets..................      $     18        $   1,029        $    760
                                                               ========        =========        ========

         The Company has established a valuation allowance against its deferred tax assets based upon an assessment that it is more likely than not that it will not realize the benefits of all these tax deductions in the near future. The assessment is based upon the Company's forecasted taxable income. The change in the Company's valuation allowance for the years ended December 31, 2000, 2001 and 2002 was $(5,210), $(1,629) and $621, respectively.

                      PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 15 - COMMITMENTS AND CONTINGENCIES

LEASES

         The Company has entered into operating leases for equipment, manufacturing and office facilities that expire on various dates through March 2007. The future minimum annual rental commitments under non-cancelable operating facilities leases, net of rental income at December 31, 2002, are as follows:


            2003.....................................  $ 4,502
            2004.....................................    3,019
            2005.....................................    1,624
            2006.....................................    1,914
            2007.....................................      662
                                                      --------
               Total future minimum annual rental
               commitments...........................  $11,721
                                                      ========



         Rent expense, net of rental income, for the years ended December 31, 2000, 2001 and 2002 was approximately $2,432, $4,448 and $5,100, respectively.

         In February 1999, the Company entered into a non-cancelable sublease agreement for office facilities. Rental income for the years ended December 31, 2000, 2001 and 2002 was $330, $330 and $330, respectively. The lease expires February 28, 2005 and provides for monthly rental payments of $27. The lease may be extended through February 28, 2007 at the lessee's option at terms comparable to the initial term of the lease.

LEGAL MATTERS

         In the ordinary course of business, the Company becomes involved in lawsuits, administrative and other proceedings. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company. The Company received notice on or about August 7, 2000 that Lemelson Medical, Education & Research Foundation, LLP filed a complaint against the Company and other defendants on June 30, 2000. The complaint was filed in the United States District Court in the District of Arizona and alleges that the Company's manufacturing processes infringe several patents that the Lemelson Foundation allegedly owns. The case has been stayed pending the outcome of another case challenging the validity and enforceability of the patents at issue. The Company accrued $340 in 2000 based in part on settlement discussions with the plaintiff, which have since been abandoned. However, because of the preliminary stage of this case, any revised estimate of potential damages would be speculative, and the Company has not made any such revised estimate at this time.

         The Company is not currently involved in any other material legal proceedings. The Company is not aware of any other material legal proceedings threatened against it.

NOTE 16 - SEGMENT INFORMATION

         The Company has two reportable segments: Consumer and OEM. The accounting policies of the segments are the same as those described in the summary of significant accounting policies and reflect the information used by the Company's management to evaluate the performance of its segments. Certain expenses reported within cost of sales are allocated between the divisions. The Company only tracks separately net sales and gross profit, but does not track separately operating expenses, interest or income taxes by segment. The Company does not maintain separate records to identify assets by operating segment.

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 16 - SEGMENT INFORMATION - (CONTINUED)

         The following is a summary of financial information concerning each of the Company's reportable segments:


                                                                        YEAR ENDED DECEMBER 31, 2000
                                                         ---------------------------------------------------------
                                                           CONSUMER                  OEM             CONSOLIDATED
                                                         -------------          -------------        -------------
Net sales.....................................                $173,281              $375,060              $548,341
Cost of sales.................................                 165,069               318,984               483,053
                                                         -------------          -------------        -------------
Gross profit..................................                   8,212                56,076                64,288

Operating expenses............................                                                              35,890
                                                                                                          --------
Operating income..............................                                                            $ 28,398
                                                                                                          ========


                                                                        YEAR ENDED DECEMBER 31, 2001
                                                         ---------------------------------------------------------
                                                           CONSUMER                  OEM             CONSOLIDATED
                                                         -------------          -------------        -------------
Net sales.....................................                $189,861              $124,336              $314,197
Cost of sales.................................                 174,284               107,404               281,688
                                                         -------------          -------------        -------------
Gross profit..................................                  15,577                16,932                32,509

Operating expenses............................                                                              32,378
                                                                                                          --------
Operating income..............................                                                             $   131
                                                                                                          ========


                                                                        YEAR ENDED DECEMBER 31, 2002
                                                         ---------------------------------------------------------
                                                           CONSUMER                  OEM             CONSOLIDATED
                                                         -------------          -------------        -------------
Net sales.........................................            $255,038               $79,565              $334,603
Cost of sales.....................................             216,779                69,572               286,351
                                                         -------------          -------------        -------------
Gross profit......................................              38,259                 9,993                48,252

Operating expenses................................                                                          46,863
                                                                                                          --------
Operating income..................................                                                        $  1,389
                                                                                                          ========


                                                                    NINE MONTHS ENDED SEPTEMBER 30, 2002
                                                                                (UNAUDITED)
                                                         ---------------------------------------------------------
                                                           CONSUMER                  OEM             CONSOLIDATED
                                                         -------------          -------------        -------------
Net sales.........................................            $183,847               $67,768              $251,615
Cost of sales.....................................             158,098                59,278               217,376
                                                         -------------          -------------        -------------
Gross profit......................................              25,749                 8,490                34,239

Operating expenses................................                                                          36,670
                                                                                                          --------
Operating (loss)..................................                                                         $(2,431)
                                                                                                          ========



                                                                    NINE MONTHS ENDED SEPTEMBER 30, 2003
                                                                                (UNAUDITED)
                                                         ---------------------------------------------------------
                                                           CONSUMER                  OEM             CONSOLIDATED
                                                         -------------          -------------        -------------
Net sales.........................................           $219,652               $38,912               $258,564
Cost of sales.....................................            189,688                33,440                223,128
                                                         -------------          -------------        -------------
Gross profit......................................             29,964                 5,472                 35,436
                                                         -------------          -------------        -------------

Operating expenses................................                                                          31,332
                                                                                                          --------
Operating income..................................                                                        $  4,104
                                                                                                          ========

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 16 - SEGMENT INFORMATION - (CONTINUED)

         For the years ended December 31, 2000, 2001 and 2002, international sales comprised approximately 10.2%, 15.2% and 23.7% of the Company's revenues, respectively. During these years, no single foreign country accounted for more than 10% of total revenues. Foreign sales are shipped directly from the Company's foreign subsidiaries, while export sales are shipped from the United States to the Company's foreign customers. Financial information regarding the Company's international revenues is shown in the following table:



                                                                                              NINE MONTHS ENDED
                                                       YEAR ENDED                               SEPTEMBER 30,
                                                      DECEMBER 31,                               (UNAUDITED)
                                      -------------------------------------------        -------------------------
                                         2000             2001             2002             2002            2003
                                      ---------        ---------        ---------        ---------       ---------
Export..................               $ 2,834          $ 1,437          $ 8,231          $ 5,801         $13,817
Foreign.................                53,153           46,187           71,091           52,939          72,599
                                       -------          -------          -------          -------         -------
     Total..............               $55,987          $47,624          $79,322          $58,740         $86,416
                                       =======          =======          =======          =======         =======


The following table shows financial information regarding the Company's property, plant and equipment, net:


                                                                                      DECEMBER 31,
                                                                            -------------------------------
                                                                              2001                    2002
                                                                            -------                  ------
  United States.................................................            $ 6,750                  $4,820
  Europe, principally France....................................              5,422                   1,795
                                                                            -------                  ------
     Total property, plant and equipment, net...................            $12,172                  $6,615
                                                                            =======                  ======

NOTE 17 - DILUTED EARNINGS PER SHARE

         The reconciliation of shares used to calculate basic and diluted earnings per share consists of the following:

                                                                                               SEPTEMBER 30,
                                                           DECEMBER 31,                        (UNAUDITED)
                                               -------------------------------------     -------------------------
                                                 2000           2001         2002           2002           2003
                                               ---------     ----------   ----------     ----------     ----------
Weighted-average common shares
  outstanding used to calculate
  basic earnings per share.................... 26,050,050    26,120,205   26,954,800     26,954,800     26,954,800
Conversion of Series A preferred stock........  4,062,669             -            -              -      3,980,400
Net effect of dilutive warrants and
  employee stock-based options
  on treasury stock method using
  average fair value:
   Warrants...................................  1,799,899             -            -              -         49,212
   Employee stock options.....................  1,807,836             -            -              -      1,470,059
                                               ----------    ----------   ----------     ----------     ----------
Weighted-average common shares and common
  share equivalents used to calculate
  diluted earnings per common share........... 33,720,454    26,120,205   26,954,800     26,954,800     32,454,471
                                               ==========    ==========   ==========     ==========     ==========

         For the nine months ended September 30, 2003 (unaudited), the waiver of dividends has been added back to net income available to common stockholders, the numerator, for the calculation of diluted earnings per share, as the calculation for weighted-average common shares and common share equivalents assumes the conversion of the Convertible A Preferred stock as of the first day of each such period.


         For 2001 and 2002 and the nine months ended September 30, 2002 (unaudited), the numerator for the calculation of basic and dilutive earnings per share was the same because the Company sustained a loss of the year and therefore, the effect would be anti-dilutive. For 2000, no dividends were payable to the Convertible Series A

                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE 17 - DILUTED EARNINGS PER SHARE - (CONTINUED)

Preferred Stockholders, therefore no adjustment needs to be made to net income
(loss) available to common stockholders.

         During the year 2002, the conversion of 13,268 shares of Series A preferred stock, warrants to purchase 49,500 common shares and employee stock options to purchase 2,585,130 shares of common stock were not included in the computation of diluted loss per common share because the Company sustained a loss for the year ended December 31, 2002, and, therefore, the effect would be anti-dilutive.

         During the year 2001, the conversion of 13,268 shares of Series A preferred stock, warrants to purchase 1,806,000 common shares and employee stock options to purchase 2,567,230 shares of common stock were not included in the computation of diluted loss per common share because the Company sustained a loss for the year ended December 31, 2001, and, therefore, the effect would be anti-dilutive.

         During the year 2000, warrants to purchase 1,756,500 common shares at a weighted-average price of $4.06, were not included in the computation of diluted earnings per common share because the exercise price of the warrants was greater than the estimated fair value of the common shares and, therefore, the effect would be anti-dilutive.

NOTE 18 - SUBSEQUENT EVENTS (UNAUDITED)

         On April 1, 2003, holders of more than 50% of each class of issued and outstanding stock, by unanimous consent, approved a restated certification of incorporation where as the dividends that were payable to the holders of shares of Series A Preferred Stock, which have been accrued since December 6, 2000, were waived. As such, no dividends shall accrue or be payable in respect of any periods prior to January 1, 2003 and all rights of the holders of the Series A Preferred Stock to receive any dividends which had been accrued prior to January 1, 2003 and which have not been declared were cancelled. Accordingly, the Company recognized a waiver of dividends in the amount of $1,797 for the nine months ended September 30, 2003 (unaudited). At December 31, 2001 and 2002, the Company had a payable for the amount of dividends that have not been declared of $1,147 and $1,797, respectively.

         On December 31, 2003, by unanimous consent, holders of issued and outstanding stock approved an Amendment to the Company's Certification of Incorporation whereby the dividends that were payable to the holders of shares of Series A Preferred Stock, which had accrued since January 1, 2003, were waived. As such, any dividends which had accrued prior to December 31, 2003, were cancelled. At and for the nine month period ended September 30, 2003 (unaudited), the Company recognized dividends and a related payable of $488 for dividends on the Series A Preferred Stock that had accrued but had not been declared. This amount will be recognized as a waiver of dividends during the quarter ended December 31, 2003.

                                               SHARES


                             [PNY TECHNOLOGIES LOGO]










                                  COMMON STOCK































-----------------------------------------------------------------------

                                   PROSPECTUS

                                            , 2004

-----------------------------------------------------------------------





























                                 LEHMAN BROTHERS

                             NEEDHAM & COMPANY, INC.

                           THOMAS WEISEL PARTNERS LLC

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses (other than the underwriting discount and commissions) expected to be incurred by the Registrant while issuing and distributing the securities registered pursuant to this Registration Statement. All amounts other than the SEC registration fee, NASD filing fee and Nasdaq National Market listing fee are estimates.

Registration fee.........................................................   $      12,670
NASD filing fee..........................................................          10,500
NASDAQ National Market listing fee.......................................           5,000
Legal fees and expenses..................................................               *
Accounting fees and expenses.............................................               *
Printing and engraving...................................................               *
Blue sky fees and expenses (including legal fees)........................               *
Transfer agent fees......................................................               *
Miscellaneous............................................................               *
                                                                            -------------
         Total...........................................................   $           *
                                                                            =============

* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law permits indemnification of the Registrant's officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

         Article V of the Registrant's Amended and Restated Bylaws provides that the Registrant shall indemnify its directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant's request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

         As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article VIII of the Registrant's Restated Certificate of Incorporation, as amended, provides that a director of the Registrant shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

         The Registrant has purchased directors' and officers' liability insurance.

         The underwriting agreement (Exhibit 1.1 hereto) contains provisions by which the underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, and each officer of the Registrant who signs this registration statement, with respect to information furnished in writing by or on behalf of the underwriters for use in the registration statement.

ITEM 15: RECENT SALES OF UNREGISTERED SECURITIES

         The following is a summary of transactions by the Registrant during the past three years involving sales and issuances of securities that were not registered under the Securities Act of 1933.

         On March 1, 2001, the Registrant granted options to purchase an aggregate of 554,780 shares of common stock to a number of its employees at an exercise price of $4.50 per share. None of these shares have been exercised. However, 69,050 were forfeited and retired when certain employees resigned from the Registrant.

         In December 2001, a key employee exercised warrants that were granted to him by the Registrant, for no consideration, in May 1998. Upon exercise of these warrants, the Registrant issued 900,000 shares of common stock to this individual.

         In January 2002, two of the Registrant's directors exchanged variable priced warrants, which were issued while both directors were officers of the company, for fixed price options to purchase an aggregate of 294,000 shares of its common stock with an exercise price of $3.00 per share. These options have not been exercised.

         In June 2002, an officer of the Registrant was granted options to purchase 150,000 shares of its common stock, at an exercise price of $2.50 per share. These options have not been exercised.

         The sale and issuance of securities in the above transactions were deemed to be exempt from registration under the Securities Act of 1933 by virtue of Section 4(2) or Rule 701 thereof, as transactions by an issuer not involving a public offering under the Securities Act of 1933. Appropriate legends have been or will be affixed to the certificates issued in such transactions.

ITEM 16: EXHIBITS AND FINANCIAL STATEMENTS; SCHEDULES

(a) Exhibit Index

EXHIBIT NO.        DESCRIPTION
-----------        -----------
    1.1            Form of Underwriting Agreement.*
    3.1.1          Restated Certificate of Incorporation of the Registrant.
    3.1.2          Certificate of Amendment to the Restated Certificate of Incorporation of the
                   Registrant, dated January 17, 1996.
    3.1.3          Certificate of Amendment to the Restated Certificate of Incorporation of the
                   Registrant, dated June 13, 1996.
    3.1.4          Certificate of Amendment to the Restated Certificate of Incorporation of the
                   Registrant, dated January 27, 1997.
    3.1.5          Certificate of Amendment to the Restated Certificate of Incorporation of the
                   Registrant, dated February 28, 1997.
    3.1.6          Certificate of Amendment to the Restated Certificate of Incorporation of the
                   Registrant, dated December 18, 1997.
    3.1.7          Certificate of Amendment to the Restated Certificate of Incorporation of the
                   Registrant, dated August 8, 1997.
    3.1.8          Certificate of Amendment to the Restated Certificate of Incorporation of the
                   Registrant, dated August 20, 1998.
    3.1.9          Certificate of Amendment to the Restated Certificate of Incorporation of the
                   Registrant, dated October 26, 2000.

EXHIBIT NO.        DESCRIPTION
-----------        -----------
    3.1.10         Certificate of Amendment to the Restated Certificate of Incorporation of the
                   Registrant, dated April 30, 2003.
    3.2            Amended and Restated Bylaws of the Registrant.
    4.1            Specimen stock certificate representing the Registrant's common stock, $0.01 par value.*
    5.1            Opinion of Gibson, Dunn & Crutcher LLP with respect to the validity of the securities offered.*
   10.1.1          Amended and Restated Loan Agreement, dated February 23, 1996, among Corestates
                   Bank, N.A., Congress Financial Corporation and the Registrant.
   10.1.2          Amendment No. 1 to Financing Agreements, dated July 3, 1996.
   10.1.3          Amendment No. 2 to Financing Agreements, dated April 15, 1997.
   10.1.4          Amendment No. 3 to Financing Agreements, dated June 2, 1997.
   10.1.5          Amendment No. 4 to Financing Agreements, dated April 20, 1998.
   10.1.6          Amendment No. 5 to Financing Agreements, dated April 5, 1999.
   10.1.7          Amendment No. 6 to Financing Agreements, dated September 29, 1999.
   10.1.8          Amendment No. 7 to Financing Agreements, dated March 17, 2000.
   10.1.9          Amendment No. 8 to Financing Agreements, dated June 13, 2000.
   10.1.10         Amendment No. 9 to Financing Agreements, dated July 24, 2000.
   10.1.11         Amendment No. 10 to Financing Agreements, dated August 21, 2000.
   10.1.12         Amendment No. 11 to Financing Agreements, dated September 5, 2000.
   10.1.13         Amendment No. 12 to Financing Agreements, dated October 16, 2000.
   10.1.14         Amendment No. 13 to Financing Agreements, dated December 5, 2000.
   10.1.15         Amendment No. 14 to Financing Agreements, dated December 5, 2000.
   10.1.16         Amendment No. 15 to Financing Agreements, dated January 15, 2001.
   10.1.17         Amendment No. 16 to Financing Agreements, dated November 6, 2001.
   10.1.18         Amendment No. 17 to Financing Agreements, dated July 31, 2002.
   10.1.19         Amendment No. 18 to Financing Agreements, dated March 20, 2003.
   10.1.20         Amendment No. 19 to Financing Agreements, dated August 6, 2003.
   10.1.21         Amendment No. 20 to Financing Agreements, dated November 7, 2003.
   10.2            Security Agreement, dated as of January 29, 1998, by the Registrant and Congress
                   Financial Corporation.
   10.3            Preferred Stock and Warrant Purchase Agreement, dated as of August 4, 1995, among the Registrant, GS Capital Partners II, L.P. and certain of its affiliates, and
                   Gadi Cohen.
   10.4            Registration Rights Agreement, dated as of August 4, 1995, among the Registrant,
                   GS Capital Partners II, L.P. and certain of its affiliates, and Gadi Cohen.
   10.5            Stockholder Agreement, dated as of August 4, 1995 among the Registrant, GS
                   Capital Partners II, L.P. and certain of its affiliates, and Gadi Cohen.
   10.6            Subordinated Note payable to Ruth Cohen, dated December 5, 2000.
   10.7            Amended and Restated 1999 Stock Option Plan, dated October 27, 2000.
   15.1            Letter re change in certifying accountant.*
   21.1            List of subsidiaries of the Registrant.
   23.1            Consent of Ernst & Young LLP.*
   23.2            Independent Accountants' Report and Consent of KPMG LLP.

EXHIBIT NO.        DESCRIPTION
-----------        -----------
   23.3            Consent of Counsel (included in Exhibit 5.1).*
   24.1            Power of Attorney (see page II-6).

* To be filed by amendment.

(b) Schedule II--Consolidated Valuation and Qualifying Accounts and Reserves


                     PNY TECHNOLOGIES, INC. AND SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

            Valuation and Qualifying Accounts, which are Deducted in

              the Balance Sheet from the Assets to Which They Apply

                                                            CHARGED       CHARGED
                                             BALANCE AT    (CREDITED)    (CREDITED)                 BALANCE AT
                                              BEGINNING    TO COST AND    TO OTHER     (DEDUCTIONS)   END OF
                                              OF PERIOD     EXPENSES      ACCOUNTS      ADDITIONS    PERIOD
                                             ----------    -----------   ----------    -----------  ----------
Allowance for bad debts:
     Year ended December 31, 2000             $  1,059          167             3 (a)       233 (b)  $  1,462
     Year ended December 31, 2001             $  1,462          (80)          (12)(a)      (109)(c)  $  1,261
     Year ended December 31, 2002             $  1,261         (232)           38 (a)        (7)(c)  $  1,060

Allowance for excess and obsolete inventory:

     Year ended December 31, 2000             $  2,095        6,878            47 (a)    (1,182)(d)  $  7,838
     Year ended December 31, 2001             $  7,838         (882)         (186)(a)    (4,393)(d)  $  2,377
     Year ended December 31, 2002             $  2,377        1,281           315 (a)    (2,162)(d)  $  1,811

----------

(a)  Represents currency translation adjustments.

(b)  Represents recoveries of $237 and a bad-debt write-offs of $4.

(c)  Represents bad-debt write-offs.

(d)  Represents inventory write-offs.

         Schedules other than those referred to above have been omitted because they are not applicable, are not required or because the information is included elsewhere in the Consolidated Financial Statements or the notes thereto.

ITEM 17: UNDERTAKINGS

         The following undertakings correspond to the specified paragraph designation from Item 512 of Regulation S-K.

         (a) Equity offering of nonreporting registrant. The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

         (b) Acceleration of effectiveness. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)      Rule 430A.  The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, and State of New Jersey, on the fourth day of February, 2004.

                                   PNY TECHNOLOGIES, INC.


                                   By: /s/ Mark J. Ciano
                                       ----------------------------------------
                                       Mark J. Ciano
                                       Vice President of Finance and
                                       Administrative Services

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gadi Cohen and Mark J. Ciano, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement related to this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of the fourth day of February, 2004.

SIGNATURE                                    TITLE                                           DATE
---------                                    -----                                           ----
/s/ Gadi Cohen
------------------------------------         Chairman of the Board, Director, President       2/04/04
Gadi Cohen                                   and Chief Executive Officer
                                             (Principal Executive Officer)

/s/ Mark J. Ciano                            Vice President of Finance and Administrative     2/04/04
------------------------------------         Services
Mark J. Ciano                                (Principal Financial Officer and Principal
                                             Accounting Officer)
/s/ Jean Pierre Pucheu
------------------------------------         Director                                         2/04/04
Jean Pierre Pucheu

/s/ Luke M. Beshar
------------------------------------         Director                                         2/04/04
Luke M. Beshar